Exhibit 99.1

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2025

DATED: April 30, 2026

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TABLE OF CONTENTS

GLOSSARY OF TERMS	4
ANNUAL INFORMATION FORM	8
CURRENCY PRESENTATION	8
FORWARD-LOOKING STATEMENTS	8
Compliance with NI 43-101	12
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources	13
CORPORATE STRUCTURE	14
Name, Address, and Incorporation	14
Intercorporate Relationships	14
GENERAL DEVELOPMENT OF THE BUSINESS	15
Overview & Background	15
Three Year History	15
DESCRIPTION OF THE BUSINESS	18
General Overview	18
Principal Markets and Distribution Methods	19
Specialized Skill and Knowledge	19
Competitive Conditions	20
Cycles	20
Economic Dependence	20
Employees	20
Environmental Protection	21
Social and Environmental Initiatives	21
RISK FACTORS	23
Changes in the Price of Silver, Zinc, Lead and Other Metals in the World Markets	23
Foreign Operations	24
Illegal, artisanal and Small-Scale Mining	25
Mineral Resource and Mineral Reserve Estimates and Revisions	26
Failure to Achieve Production, Cost and Other Estimates	27
Inaccurate Assumptions Regarding Capital, Operating Costs, Production Schedules and Economic Returns	27
Remote Locations	28
Speculative Nature of Mineral Exploration and Development	28
Price and Availability of Infrastructure and Energy	29
Supply Chain Disruptions	29
Forced or Child Labour in Supply Chains	30
Nature of Mineral Exploration and Mining	30
Safety, Health, and Environmental Regulations	31
Management	31
Ability to Implement Business Strategy	32
Key Personnel	32
Mining Risks and Insurance	32
Development Risks	33
Competition for New Properties	33
Dependence on Skilled Labour	33
Reputational Damage to the Company	33
Uninsured or Uninsurable Risk	34

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Government Regulations	34
Permitting	34
Regulatory Risks	35
Regulatory or Agency Proceedings, Investigations, and Audits	35
Price Volatility of Publicly Traded Securities	35
Economic Conditions for Mining	36
Market Risk for Securities	36
Securities or Industry Research and Reports	36
Litigation	36
Potential Conflicts of Interest	36
Legal and Accounting Requirements	37
Accounting Policies and Internal Controls	37
Risks Related to Dilution	37
Fraudulent or Illegal Activity by Employees, Contractors, and Consultants	38
Information Technology Systems and Security Threats	38
Financing Risk	38
Tax	39
Natural Disasters, Terrorist Acts, Civil Unrest, and Other Disruptions	39
Community Relations and Social License to Operate	39
MINERAL PROJECTS	41
Bolivar Mine	41
Porco Mine	68
Caballo Blanco	97
Zimapan Property	127
DIVIDENDS AND DISTRIBUTIONS	136
DESCRIPTION OF CAPITAL STRUCTURE	136
Common Shares	136
MARKET FOR SECURITIES	136
Trading Price and Volume	136
Prior Sales	137
ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	138
DIRECTORS AND OFFICERS	138
Name, Occupation and Security Holding	138
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	140
Conflicts of Interest	141
AUDIT COMMITTEE INFORMATION	142
Relevant Education and Experience of Audit Committee Members	143
Reliance on Certain Exemptions	143
Audit Committee Oversight	143
Pre-Approval Policies and Procedures	144
External Auditor Service Fees (By Category)	144
Exemption for Venture Issuers	144
PROMOTERS	144
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	144
TRANSFER AGENT, REGISTRARS AND AUDITORS	145
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	145
MATERIAL CONTRACTS	145
INTERESTS OF EXPERTS	145
Names of Experts	145
Interests of Experts	146
ADDITIONAL INFORMATION	146
SCHEDULE “A” – AUDIT COMMITTEE CHARTER	147

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GLOSSARY OF TERMS

The following is a glossary of terms used in this Annual Information Form.

“Acceleration Option” has the meaning ascribed to such term under the heading “Three Year History – 2024 Year End”;

“Annual Information Form” or “AIF” means this annual information form of the Company dated April 30, 2026 for the year ended December 31, 2025;

“ASMs” has the meaning ascribed to such term under the heading “Risk Factors – Illegal, artisanal and Small-Scale Mining”;

“ATE” means Temporary Special Authorization;

“Audit Committee” means the audit committee of the Company;

“A&R Omnibus Security Agreement” means the amended and restated omnibus security agreement between the Company and Glencore dated October 3, 2024;

“Base Purchase Price” has the meaning ascribed to such term under the heading “Three Year History – 2024 Year End”;

“BC” means the province of British Columbia;

“BCBCA” means the Business Corporations Act (British Columbia);

“Board of Directors” or “Board” means the board of directors of the Company;

“Bolivar Mine” means the producing Bolivar mine;

“Bolivar Report” has the meaning ascribed to such term under the heading “Mineral Projects – Bolivar Mine”;

“Bolivian Assets” has the meaning ascribed to such term under the heading “Three Year History – 2024 Year End”;

“Bolivian Producing Mines” means the Bolivar Mine, the Porco Mine, and Caballo Blanco Mining Complex;

“Caballo Blanco Mining Complex” has the meaning ascribed to such term under the heading “Description of the Business – General Overview”;

“Caballo Blanco Report” has the meaning ascribed to such term under the heading “Mineral Projects – Caballo Blanco”

“Chair” has the meaning ascribed to such term under the heading “Audit Committee Information – Composition of the Audit Committee”;

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“Charter” has the meaning ascribed to such term under the heading “Audit Committee Information – Composition of the Audit Committee”;

“CIM” means Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Standards” means “CIM Definition Standards on Mineral Resources and Mineral Reserves”;

“COMIBOL” has the meaning given to such term under the heading “Description of the Business – General Overview”;

“Common Share” means a common share in the capital of the Company;

“Company”, “Santacruz Silver”, “Santacruz”, “our”, “us” or “we” means Santacruz Silver Mining Ltd.;

“CoOps” has the meaning ascribed to such term under the heading “Risk Factors– Illegal, artisanal and Small-Scale Mining”;

“Davidson & Co.” means Davidson & Company LLP;

“Deloitte” means Deloitte LLP;

“Disclosure Documents” has the meaning ascribed to such term under the heading “Compliance with NI 43-101”;

“EBIT” means Earnings Before Interest and Tax;

“El Monte Plant” has the meaning ascribed to such term under the heading “Zimapan Property – Property Description and Ownership”;

“financial statements” means the consolidated annual financial statements for the Company for the years ended December 31, 2025 and 2024;

“forward-looking statements” has the meaning ascribed to such term under the heading “Forward-Looking Statements”;

“Glencore” means Glencore Finance (Bermuda) Ltd. and Glencore International AG;

“Glencore Definitive Agreements” means the Omnibus Agreement and A&R Omnibus Security Agreement;

“Glencore Share Purchase Agreement” means the share purchase agreement dated October 11, 2021, as amended on March 18, 2022 between the Company and Glencore;

“Glencore Transaction” has the meaning ascribed to such term under the heading “Mineral Projects - Ownership”;

“GRI” means the Global Reporting Initiative;

“Health, Safety and Environment Committee” has the meaning given to such term under the heading “Description of the Business – Social and Environmental Initiatives”;

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“Illapa” has the meaning ascribed to such term under the heading “Description of the Business – General Overview”;

“Illapa JV” has the meaning ascribed to such term under the heading “Mineral Projects – History”;

“JDS” means JDS Energy & Mining Inc.;

“LOM” means Life of Mine Plan;

“Material Santacruz Properties” has the meaning ascribed to such term under the heading “Compliance with NI 43-101”;

“Minera Cedro” has the meaning ascribed to such term under the heading “Zimapan Property – Property Description and Ownership”;

“Nasdaq” means the Nasdaq Capital Market;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NSR” means net smelter returns;

“Omnibus Agreement” means the omnibus agreement between the Company, various subsidiaries of the Company and Glencore dated October 3, 2024;

“Omnibus Incentive Plan” means the Company’s omnibus equity incentive plan approved by shareholders of the Company on December 20, 2023, and effective November 13, 2023;

“OTCQB” means OTCQB® Best Market; a premium tier of the over-the-counter securities marketplace operated by OTC Markets Group Inc.;

“OTCQX” means the OTCQB® Venture Market, a tier of the over-the-counter securities marketplace operated by OTC Markets Group Inc.;

“PCG” has the meaning ascribed to such term under the heading “Zimapan Property – Property Description and Ownership”;

“Penoles” has the meaning ascribed to such term under the heading “Zimapan Property – Property Description and Ownership”;

“Porco Mine” means the producing Porco mine;

“Porco Report” has the meaning given to such term under the heading “Mineral Projects – Porco Mine”;

“Property” means the Company’s mineral exploration;

“QP” means a “qualified person” as defined in NI 43-101;

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“San Lucas Group” has the meaning ascribed to such term under the heading “Description of the Business – General Overview”;

“SEC” means United States Securities and Exchange Commission;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval filing system, available at http://www.sedarplus.ca;

“Share Consolidation” means the Company’s December 10, 2025 consolidation of its Common Shares on the basis of four (4) pre-consolidated shares for every one (1) post-consolidation share;

“Shareholders” means the holders of the Common Shares;

“Sinchi Wayra” has the meaning ascribed to such term under the heading “Description of the Business – General Overview”;

“Soracaya Project” means the Soracaya exploration project;

“Technical Information” has the meaning ascribed to such term under the heading “Compliance with NI 43-101”;

“Technical Reports” has the meaning ascribed to such term under the heading “Compliance with NI 43-101”;

“Terms and Conditions Agreement” has the meaning ascribed to such term under the heading “Zimapan Property – Property Description and Ownership”;

“TSXV” means the TSX Venture Exchange;

“UNEP” means the United Nations Environment Programme;

“Voluntary Principles on Security and Human Rights” means the international framework created in 2000 by the Governments of the United States and the United Kingdom, together with leading extractive companies and human-rights organizations, to guide mining, oil, and gas companies in ensuring that their security arrangements respect internationally recognized human rights;

“Zimapan Property” has the meaning ascribed to such term under the heading “Description of the Business – General Overview”;

“Zimapan Report” has the meaning ascribed to such term under the heading “Zimapan Property”; and

“Zinc One” has the meaning ascribed to such term under the heading “Directors and Officers – Cease Trade Orders, Bankruptcies, Penalties or Sanctions”.

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ANNUAL INFORMATION FORM

In this Annual Information Form, unless otherwise noted or the context indicates otherwise, the “Company”, “Santacruz”, “Santacruz Silver”, “we”, “us”, and “our” refer to Santacruz Silver Mining Ltd.

This Annual Information Form should be read in conjunction with the Company’s consolidated financial statements and management’s discussion and analysis for the years ended December 31, 2025 and 2024. The financial statements and management’s discussion and analysis are available under the Company’s profile on SEDAR+ at http://www.sedarplus.ca and through the United States Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

All financial information in this Annual Information Form is prepared in accordance with IFRS Accounting Standards (IFRS® Accounting Standards) as issued by the International Accounting Standards Board (IASB). This Annual Information Form contains certain non-GAAP measures. The non-GAAP measures do not have any standardized meaning within IFRS Accounting Standards, and therefore may not be comparable to similar measures presented by other companies. These measures provide information that is customary in the mining industry and that is useful in evaluating our projects. This data should not be considered as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

The information contained in this Annual Information Form is dated as of April 30, 2026 unless otherwise stated.

CURRENCY PRESENTATION

This Annual Information Form contains references to Canadian dollars (“C$” or “CAD”) and United States dollars (“$”, “US$”, or “US dollars”). All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.

FORWARD-LOOKING STATEMENTS

This AIF contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, which are based upon the Company’s current internal expectations, estimates, projections, assumptions, and beliefs. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or state that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved”, and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include, but are not limited to estimates, plans, expectations, opinions, forecasts, projections, priorities, strategies, targets, guidance, or other statements that are not statements of fact. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. The forward-looking statements included in this AIF are made only as of the date of this AIF. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

●	the performance of the Company’s business and operations;

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●	the development, expansion, and assumed future results of operations of the Company’s projects;

●	the intention to grow the business and operations of the Company;

●	the price of silver, zinc, lead and other minerals;

●	production, costs and other estimates;

●	the applicability of certain laws, regulations, and any amendments thereof;

●	the ability to access sufficient capital from internal and external sources and the ability to access sufficient capital on favourable terms;

●	anticipated outcomes of lawsuits and other legal issues, and their direct and indirect impacts on other activities of the Company, particularly in relation to (but not limited to) potential receipt or retention of regulatory approvals;

●	anticipated actions of various governments;

●	the estimation of mineral resources;

●	anticipated conclusions of economic assessments of projects;

●	the accuracy of capital and operating cost estimates for projects;

●	the need for additional experienced employees, third-party consultants and contractors;

●	the ability to attract and retain skilled staff and consultants under existing or future agreements;

●	requirements for additional capital;

●	the ability of the Company to generate cash flow from operations;

●	expectations of market prices and costs;

●	income and sales tax regulatory matters, competition, sales projections, currency, and interest rate fluctuations;

●	the competitive and business strategies of the Company;

●	the success of exploration programs;

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●	the realization of mineral resource estimates;

●	continuation of rights to explore and mine;

●	exploration, development and expansion plans and objectives;

●	the ability to expand existing mineral resources, generally;

●	the future development, costs and outcomes of the Company’s exploration projects;

●	the success of undeveloped mining activities;

●	permits and licenses, treatment under governmental regulatory regimes;

●	estimated production rates for silver and other payable metals we produce, timing of production and estimated cash and total costs of production;

●	our anticipated operating cash flow and the estimated cost and availability of funding for working capital requirements and capital replacement, improvement or remediation programs, care and maintenance programs, and for future construction and development projects;

●	our ability to obtain necessary permits and licenses, including for current or future operations, project development and expansion;

●	the effects of laws, regulations and government policies affecting our operations, including, without limitation, expectations relating to or the effect of certain laws and regulations applicable to mining in Bolivia;

●	estimated exploration expenditures to be incurred on our various exploration properties;

●	compliance with environmental, health, safety, and other regulations;

●	our goal to continue to be a responsible company, committed to sustainable development and conducting our activities in an environmentally and socially responsible manner, including the development and implementation of policies and practices in support of these goals, and our ability to achieve future environmental, social and governance targets and goals;

●	future sales of the metals, concentrates or other products produced by us, the availability and location of refining facilities and sales counterparts; and

●	continued access to necessary infrastructure, including, without limitation, access to power, water, lands and roads to carry on activities as planned.

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With respect to the forward-looking statements contained in this AIF, we have made assumptions regarding, among other things: (i) our ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory, and political conditions in which we operate; (iii) existence of a basic level of public-support for mine development from the local community; (iv) competition; (v) anticipated and unanticipated costs; (vi) government regulation of our activities and production and in the areas of taxation and environmental protection; (vii) the timely receipt of any required regulatory approvals; (viii) our ability to obtain qualified staff, consultants, management, equipment, and services in a timely and cost efficient manner; (ix) our ability to conduct operations in a safe, efficient, and effective manner; (x) the ability to obtain permits or approvals required to conduct planned exploration programs; (xi) the results of exploration; (xii) the accuracy of geological and engineering assumptions; (xiii) the likelihood of future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and possible events related to health, safety and environmental matters); (xiv) the likelihood of social unrest; (xv) the likelihood of the failure of counterparties to perform their contractual obligations; (xvi) changes in priorities, plans, strategies and prospects; (xvii) general economic, industry, business and market conditions; (xviii) disruptions or changes in the credit or securities markets; (xix) changes in law, regulation, or application and interpretation of the same; (xx) the ability to implement business plans and strategies, and to pursue business opportunities; (xxi) rulings by courts or arbitrators, proceedings and investigations; (xxii) inflationary pressures; (xxiii) the future impacts of pandemics or future significant new diseases; and (xxiv) various other events, conditions or circumstances that could disrupt Santacruz’s priorities, plans, strategies and prospects; (xxv) future metals prices, cut-off grades, operating costs, capital costs, metallurgical recoveries, that the actual ore mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate; (xxvi) the availability of commodities and goods.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and the general expectations of Santacruz concerning the mining industry are based on estimates prepared by Santacruz using data from publicly available governmental sources, market research, industry analysis, and on assumptions based on data and knowledge of the mining industry, which Santacruz believes to be reasonable. However, although generally indicative of relative market positions, market shares, and performance characteristics, such data is inherently imprecise. While Santacruz is not aware of any misstatement regarding any industry or government data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, but which are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties, and assumptions, readers should not place undue reliance on these forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under “Description of the Business” as well as statements regarding the Company’s objectives, plans, and goals, including future operating results, economic performance, and planned exploration, development and production activities may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance, or results to differ materially from what is projected in the forward-looking statements.

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Whether actual performance, or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this AIF. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements. Historical results of operations and trends that may be inferred from the information contained in this AIF may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise funds.

Additional information on these and other factors which could affect the Company’s operations and financial results are discussed in the sections relating to risk factors of our business filed in the Company’s required securities filings with applicable securities commissions or other securities regulatory authorities and which may be accessed through the SEDAR+ website at www.sedarplus.ca and the Company’s documents filed with, or furnished to, the SEC, which are available on EDGAR at www.sec.gov.

Compliance with NI 43-101

As required by NI 43-101, the Company has filed the following technical reports for its material mineral properties (collectively, the “Technical Reports”):

●	a report relating to the Bolivar Mine entitled “NI 43-101 Technical Report, Feasibility Study, Bolivar Mining Operations” that has an effective date of January 1, 2024, and was prepared by Richard Goodwin, P.Eng., Garth Kirkham, P. Geo., and Tad Crowie, P.Eng.;

●	a report relating to the Porco Mine entitled “NI 43-101 Technical Report, Feasibility Study, Porco Mining Operations” that has an effective date of January 1, 2024, and was prepared by Richard Goodwin, P.Eng., Garth Kirkham, P. Geo., and Tad Crowie, P.Eng.;

●	a report relating to Caballo Blanco Mining Complex entitled “NI 43-101 Technical Report Caballo Mining Operations, near Potosi Bolivia” that has an effective date of January 1, 2024, and was prepared by Richard Goodwin, P.Eng., Garth Kirkham, P. Geo., and Tad Crowie, P.Eng.; and

●	a report relating to the Zimapan Property entitled “Technical Report, Zimapan Mine, Hidalgo State, Mexico” with an effective date of December 31, 2025, and was prepared by Garth Kirkham, P. Geo., Paul Thornton, P. Eng., and Shane Tad Crowie, P. Eng.

For the purposes of NI 43-101, the Company’s material mineral properties are the Bolivar Mine, Porco Mine, Caballo Blanco Mining Complex and Zimapan Property (collectively, the “Material Santacruz Properties”). Unless otherwise indicated, the Company has prepared the technical information in this Annual Information Form (“Technical Information”) based on information contained in the Technical Reports, news releases and other public filings (collectively, the “Disclosure Documents”) available under the Company’s profile on SEDAR+ and on EDGAR. Technical Information contained in each Disclosure Document was prepared by or under the supervision of a “qualified person” as defined in NI 43-101. For readers to fully understand the information in this Annual Information Form, they should read the Disclosure Documents in their entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this Annual Information Form which qualifies the Technical Information. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

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Unless otherwise indicated, all scientific and technical information relating to the Company’s mineral projects contained in this Annual Information Form has been reviewed and approved by Garth Kirkham, P. Geo., and who by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, fulfills the requirements of a “qualified person” as defined in NI 43-101. All scientific and technical information relating to the Material Santacruz Properties and incorporated by reference from the Technical Reports have been reviewed and approved by the authors of the Technical Reports, who by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, fulfill the requirements of a “qualified person” as defined in NI 43-101, and is independent of the Company applying all of the tests in Section 1.5 of NI 43-101CP.

Classification of Mineral Reserves and Mineral Resources

In this Annual Information Form and as required by NI 43-101, the definitions, if any, of proven and probable mineral reserves and measured, indicated and inferred mineral resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Definition Standards on Mineral Resources and Mineral Reserves” (the “CIM Standards”).

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources

The mineral resource and mineral reserve estimates, if any, contained in this Annual Information Form have been prepared in accordance with the requirements of NI 43-101. The definitions, if any, of the terms “proven mineral reserve,” “probable mineral reserve,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are those under CIM Standards. Without limiting the generality of the foregoing, there are differences in the definitions used in the United States included in the SEC subpart 1300 of SEC Regulation S-K, based on the Committee for Mineral Reserves International Reporting Standards and the CIM Standards.

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosures under Regulation S-K 1300, which is applicable to domestic issuers in the United States. Accordingly, investors are cautioned not to assume that all or any part of mineral reserves and mineral resources determined in accordance with NI 43-101 and CIM Standards will qualify as, or be identical to, mineral reserves and mineral resources estimated under the standards of the SEC applicable to U.S. companies under subpart 1300 of Regulation S-K. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An “inferred mineral resource” has a lower level of confidence than that applying to an “indicated mineral resource” and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Accordingly, information contained in this Annual Information Form containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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CORPORATE STRUCTURE

Name, Address, and Incorporation

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on January 24, 2011. The Company’s head office is located at 480 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. The registered and records office of the Company is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company’s Common Shares are listed on the TSXV in Canada under the symbol “SCZ”, on the Nasdaq in the United States under the symbol “SCZM”, and on the Frankfurt Exchange in Germany under the symbol “1SZ”.

Intercorporate Relationships

The chart below includes the name and jurisdiction of incorporation of our material subsidiaries and certain subsidiaries holding an interest in mineral projects that the Company considers significant as described in this AIF. All ownership of subsidiaries is 100% unless otherwise indicated. Certain subsidiaries are indirectly owned by us through wholly-owned subsidiaries not reflected below.

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GENERAL DEVELOPMENT OF THE BUSINESS

Overview & Background

Santacruz Silver is a Latin American mining company focused on the acquisition, development, and operation of assets in Bolivia and Mexico. Specializing in the production of silver, zinc, copper, and lead, the Company operates four producing mines and one ore feed sourcing company. In Bolivia, the Company operates the Bolivar Mine, the Porco Mine, and Caballo Blanco Mining Complex (collectively, the “Bolivian Producing Mines”), with the Caballo Blanco Mining Complex comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas Group, is also located in Bolivia. Additionally, the Company owns the Soracaya Project which it is actively advancing the project into the permitting and development stage. In Mexico, Santacruz operates the Zimapan Property.

Three Year History

2023 Year End

On January 11, 2023, the Company announced the appointment of Mr. Gregg Orr, as the new Chief Financial Officer and Corporate Secretary of the Company. Mr. Orr replaced Mr. Arturo Préstamo, who continued as Executive Chairman of the Company.

On August 10, 2023, Carlos Silva Ramos stepped down from his role as CEO and director of the Company and Arturo Préstamo, Executive Chairman, assumed the role of Interim CEO.

On December 18, 2023, the Company announced that it had sold its shares in Santacruz Holdings, which had 100% ownership in Impulsora Minera Santacruz, S.A. de C.V., a non-core Mexican subsidiary of the Company, to a private buyer. The sale was of a non-core asset of the Company for nominal cash consideration, in addition to the buyer agreeing to accept certain obligations and liabilities from the Company.

2024 Year End

On March 28, 2024, the Company entered into a binding term sheet dated March 28, 2024 with Glencore to amend certain transaction documents in connection with the Company’s acquisition of, among other things, a 100% interest in the Sinchi Wayra business which includes the Caballo Blanco Mining Complex and the Soracaya Project located in Bolivia, the San Lucas Group and a 45% interest in the producing Bolivar Mine and Porco Mine held through an unincorporated joint venture with Corporación Minera de Bolivia, a Bolivian state-owned entity and certain related properties and assets (collectively, the “Bolivian Assets”) pursuant to the Glencore Share Purchase Agreement.

On August 21, 2024, the Company announced its NI 43-101 compliant Mineral Resource and Reservice estimates for the Bolivian Producing Mines, and the Soracaya Project, also located in Bolivia. The Mineral Resources and Reserves for the Bolivian Producing Mines were prepared on behalf of the Company by JDS, and the Mineral Resource for Soracaya was prepared on behalf of the Company by Kirkham Geosytems Ltd. The effective date of all of the Technical Reports is January 1, 2024.

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On October 3, 2024, the Company entered into the Glencore Definitive Agreements with Glencore to amend certain transaction documents in connection with the Glencore Transaction, which superseded the binding term sheet entered into between the parties dated March 28, 2024. Pursuant to the Glencore Definitive Agreements, the Company and Glencore agreed to, among other things, the following terms:

●	the total consideration payable by Santacruz to Glencore under the Glencore Definitive Agreements would be in lieu of all present and future amounts owing or payable by Santacruz under the transaction documents entered into pursuant to the Glencore Transaction;

●	subject to the Acceleration Option (as defined below), Santacruz would be pay up to US$80 million in cash to Glencore in eight equal annual instalments of US$10 million each (the “Base Purchase Price”) with the first payment being made on or before November 1, 2025;

●	Santacruz can exercise an option to accelerate the payment of the outstanding balance of the Base Purchase Price in full at any time, such prepayment amount will be US$40 million if exercised prior to November 1, 2025 and shall decrease by US$2 million for each annual instalment of US$10 million that has been paid by Santacruz (the “Acceleration Option”);

●	the payment obligations of Santacruz under the Omnibus Agreement are secured against the Bolivian Assets of Santacruz pursuant to the A&R Omnibus Security Agreement.

On October 15, 2024, the Company announced that Mr. Gregg Orr had resigned as Chief Financial Officer and Mr. Andres Bedregal was appointed as the Interim Chief Financial Officer.

2025 Year End

On February 27, 2025, the Company announced that San Lucas S.A., a wholly owned subsidiary in Bolivia, completed the first offering of promissory notes under its San Lucas Promissory Notes Issuance Program. The offering was oversubscribed, for gross proceeds of 70 million Bolivian Boliviano. The notes had a 6.5% interest rate, a maturity date of February 15, 2026 and were unsecured.

On March 3, 2025, the Company announced the appointment of Mr. Eduardo Torrecillas as Chief Operating Officer.

On March 20, 2025, the Company announced that it had structured and implemented a plan to exercise its Acceleration Option pursuant to the Glencore Definitive Agreements to satisfy the Base Purchase Price owed to Glencore. The Company made an initial payment to Glencore of US$10 million on March 20, 2025. The Company further announced that it would make bi-monthly payments of US$7.5 million commencing in May 2025 until reaching a total of US$40 million, with all payments scheduled to be completed by October 31, 2025.

On May 6, 2025, the Company made the second payment of US$7.5 million to Glencore as part of its plan to exercise its Acceleration Option and to satisfy the Base Purchase Price in connection with the Glencore Transaction and pursuant to the Glencore Definitive Agreements.

On June 16, 2025, the Company announced that Mr. Andrés Bedregal, who was serving as the Company’s Interim Chief Financial Officer since October 15, 2024, had been appointed Chief Financial Officer.

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On June 26, 2025, the Company announced that it had qualified to trade on the OTCQX®, upgrading from the OTCQB®, under the symbol “SCZMF”.

On July 7, 2025, the Company made the third payment of US$7.5 million to Glencore as part of its plan to exercise its Acceleration Option and satisfy the Base Purchase Price in connection with the Glencore Transaction and pursuant to the Glencore Definitive Agreements.

On August 8, 2025, the Company’s San Lucas S.A., a wholly owned subsidiary in Bolivia, completed the second offering of promissory notes under its San Lucas Promissory Notes Issuance Program. The offering generated gross proceeds of 70 million Bolivian Boliviano. The notes have a 7.00% interest rate, a maturity date of June 15, 2026 and are unsecured.

On September 4, 2025, the Company announced that it had completed its fourth and fifth payments, including the final installment, totaling US$15 million, to Glencore. The milestone marked the full satisfaction of the US$40 million Acceleration Option and completed the Base Purchase Price in connection with the Glencore Transaction and pursuant to the Glencore Definitive Agreements.

On September 3, 2025, the Company filed a change of auditor notice, announcing that Deloitte would resign as the auditor of the Company effective August 21, 2025. The Company appointed Davidson & Co. as the successor auditor commencing September 1, 2025.

On October 7, 2025, the Company announced the initiation of development activities and the pursuit of full production permitting at its wholly-owned Soracaya Project, located in Potosi Department, Bolivia.

On October 28, 2025, the Company announced it had applied to list its Common Shares on the Nasdaq.

On November 17, 2025, the Company appointed Bruce Wolfson to its Board of Directors.

On December 10, 2025, in connection with the Company’s application to list on the Nasdaq, the Company completed the Share Consolidation. The Share Consolidation was intended to increase the quoted share price of the Company’s Common Shares to satisfy the Nasdaq’s initial listing requirements.

Subsequent to Year End 2025

On January 21, 2026, the Company’s Common Shares commenced trading on the Nasdaq under the symbol “SCZM”. Upon commencement of trading on the Nasdaq, the Common Shares ceased to be quoted on the OTCQB® Best Market.

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DESCRIPTION OF THE BUSINESS

General Overview

Santacruz is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. The Company’s asset portfolio include producing, ore feed sourcing and exploration assets, strategically located in Bolivia and Mexico. As at December 31, 2025, the Company had interests in, including mining concessions rights, to the following:

(1)	Sinchi Wayra S.A. (“Sinchi Wayra”), Sociedad Minero Metalurgico Reserva Ltda. and Sociedad Minera Illapa S.A. (“Illapa”) which consist of the following mineral properties and businesses located in Bolivia:

(a)	100% interest in the producing Tres Amigos and Colquechaquita mines (collectively the “Caballo Blanco Mining Complex”);

(b)	the producing Bolivar Mine and Porco Mine held under an association agreement with Corporación Minera de Bolivia (“COMIBOL”), a Bolivian state-owned entity, whereby the Company receives 45% of the profits and COMBOL retains 55%;

(c)	100% interest in the Soracaya exploration project; and

(d)	100% interest the Reserva mine and the San Lucas ore sourcing and trading business (collectively the “San Lucas Group”); and

(2)	100% interest in the producing Zimapan mine (“Zimapan Property”) located in Mexico held by Compañia Zilar Mendi S.A de C.V.

The following maps show where our primary assets are located:

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Principal Markets and Distribution Methods

The Company earns substantially all of its revenue from the production and sale of silver and zinc, with the remainder of the revenue coming from lead and copper, all metals sold is in concentrate form.

The Company has two customers that are well-known and well-established international concentrate buyers, all sales from Bolivian producing mines are made via export to Chile and all sales from the Zimapan Property are exported from Mexico.

Specialized Skill and Knowledge

The Company’s business requires specialized skills and knowledge. Such skills and knowledge include the areas of mineral exploration, environmental permitting, engineering, geology, drilling, metallurgy, construction, community engagement and relations, logistical planning, mine construction and development, mine operation, project management, safety and security and implementation of exploration and development programs as well as legal compliance, finance and accounting. The Company competes with numerous other companies for the recruitment and retention of qualified employees and consultants in such fields. In order to attract and retain personnel with the specialized skills and knowledge required for the Company’s operations, the Company maintains remuneration and compensation packages it believes to be competitive. To date, the Company has been able to meet its staffing requirements. See “Risk Factors – Dependence on Skilled Labour” for more information.

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Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. Santacruz competes with other companies that may have resources in excess of those of the Company and individuals in the search for and the acquisition of quality mineral properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. The ability of Santacruz to acquire quality mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. See “Risk Factors”.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and project construction, developing, manufacturing and marketing experience than the Company. Increased competition by larger and better resourced competitors could materially and adversely affect the business, financial condition, and results of operations of the Company.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. The price of the Common Shares, financial results, exploration, development and mining activities of the Company may in the future be significantly and adversely affected by declines in the price of silver, zinc, lead and other minerals. Mineral prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Economic Dependence

The Company’s business is not substantially dependent on any single commercial contract or group of contracts either from suppliers or contractors. Even though the Company only has two customers and has off-take agreements with each, if the customers were unable to purchase concentrates the Company could sell to other customers and there are many other potential customers for the sale of concentrate in both Bolivia and Mexico.

Employees

As of the date of this AIF, the Company has 3 employees in Canada, 1,463 employees and 810 contractors in Bolivia, and 774 employees and 112 contractors in Mexico. In addition, it retains a number of geologists, engineers, employees and other consultants on a temporary contract basis, as required. No employees are unionized. The Company guarantees freedom of association and the right to collective bargaining.

To continue with the development of its assets, Santacruz is likely to require additional experienced employees and third-party consultants and contractors. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel. However, no assurance can be given that a sufficient number of qualified employees will be retained by the Company when necessary. See “Risk Factors – Dependence on Skilled Labour” for more information.

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Foreign Operations

Our principal operations and assets are located in Bolivia and Mexico. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local peoples, regional and national instability and security, mine safety, corruption and sanctions. The effect of these factors cannot be accurately predicted.

Environmental Protection

The mining industry is subject to environmental regulations pursuant to applicable legislation. Such legislation provides for restrictions and prohibitions on release or emission of various substances produced in association with certain mining industry operations, in addition to environmental monitoring, reporting, and reclamation.

The mining industry is subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things: emissions into the air; discharges into water; management of waste and hazardous substances; protection of natural resources, cultural heritage and endangered species; and reclamation of lands disturbed by mining operations. The Company is required to obtain governmental permits. Violations of environmental and health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts the Company’s projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Additionally, environmental laws Bolivia and Mexico, as well as certain organizations that we are members of, require that we periodically perform environmental audits and impact studies at our mines. These studies could reveal presently unknown environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

Social and Environmental Initiatives

Santacruz has adopted a number of environmental, social and human-rights policies that are fundamental to its operations. These policies are supported by a dedicated board committee, are aligned with international standards, and are embedded into the Company’s day-to-day activities across its operations in Bolivia and Mexico. The Company’s Health, Safety and Environment Committee is a standing committee of the Board mandated to promote the protection of life, health and the environment. The committee is responsible for ensuring compliance with applicable health, safety and environmental laws, assessing operational risks, monitoring incident reporting and response, and reviewing and recommending health, safety and environmental policies. The committee also provides regular reports to the Board and supports open communication with employees, governments, contractors and other stakeholders to promote responsible practices across the Company’s operations and supply chain.

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The Company has implemented a range of environmental-management practices, including water-stewardship initiatives, greenhouse gas emission reduction measures, and comprehensive waste and tailings management systems that adhere to Canadian Dam Association and UNEP standards. Santacruz uses technologies and operational controls to improve efficiency, reduce environmental impacts and enhance long-term sustainability performance.

Community Relations and Social Responsibility

Santacruz is committed to supporting the social and economic development of the communities in which it operates. The Company undertakes a variety of community-development and social-investment programs that include reforestation initiatives involving local students, educational and cultural support, infrastructure improvements and targeted community assistance. The Company also deploys mobile health clinics that provide general medical, dental and nutritional services to remote communities with limited access to healthcare.

Santacruz prioritizes local hiring and procurement wherever possible, with a significant proportion of its workforce and supply chain sourced from nearby communities. Through these efforts, the Company seeks to generate local economic opportunities, strengthen community relationships and maintain its social license to operate.

Human Rights, Labour Standards and Supply-Chain Integrity

Santacruz has implemented formal policies and procedures to uphold human rights and prevent forced labour, child labour and other abuses within its operations and supply chain. These include a Code of Business Conduct and Ethics, a Human Rights Policy aligned with international human-rights frameworks, a Supplier Code of Conduct prohibiting modern slavery, a Health and Safety Policy and a Whistleblower Policy that enables anonymous reporting and prohibits retaliation.

The Company conducts due-diligence reviews of suppliers, including screening for human-rights risks, and provides training programs for employees, contractors and suppliers on ethical conduct and modern-slavery compliance. Santacruz also maintains accessible grievance mechanisms for employees, contractors, suppliers and community members to raise concerns confidentially and have them addressed promptly. The Company has reported that no incidents of forced labour or child labour were identified during the reporting period.

Sustainability Report Initiatives

In 2024, Santacruz (through its Bolivian operations under Sinchi Wayra) adopted an integrated sustainability-management framework aligned with the 2021 Global Reporting Initiative (GRI) Standards and IFRS S1, including mining-sector guidance. This framework incorporates environmental, social and governance (ESG) factors and double-materiality assessment into corporate strategy, risk-management processes and performance reporting. The Company’s 2024 Sustainability Report provides detailed disclosures on environmental performance, community investment, governance, human rights and stakeholder engagement, supported by a GRI Content Index.

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As disclosed in the report, the Company invested more than US$2 million during the 2024 year in community-development, social investment and stakeholder-support initiatives. The report further describes formal processes for stakeholder mapping and engagement, impact and risk oversight, and grievance and consultation mechanisms accessible to both workers and communities. Santacruz has also aligned its sustainability efforts with 13 priority United Nations Sustainable Development Goals, including 21 specific targets and 21 indicators derived from its materiality assessment.

Ongoing Implementation and Continuous Improvement

Santacruz continues to advance its social and environmental programs by enhancing risk-management procedures, expanding training and awareness initiatives and increasing engagement with local communities and stakeholders. The Company remains committed to continuous improvement in its environmental stewardship, social responsibility and human-rights performance, and to maintaining transparent and structured reporting aligned with global sustainability standards.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not currently know about, or that it currently considers immaterial, may also adversely affect the Company’s business. If any of the following risks materialize, the Company’s business may be harmed, and its financial condition and operational results may suffer significantly. Existing and prospective investors should carefully consider the risk factors set out below and consider all other information contained in this Annual Information Form and in the Company’s other public filings before making an investment decision. The information in this section is intended to serve as an overview and should not be considered comprehensive, as the Company may face risks and uncertainties that are not currently known to us, or that we deem to be immaterial, and that are therefore not discussed in this section. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Changes in the Price of Silver, Zinc, Lead and Other Metals in the World Markets

The profitability of our operations is significantly affected by changes in the market price of silver, zinc, lead and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including: interest rates; the rate and anticipated rate of inflation; world supply of mineral commodities; consumption patterns; forward sales by producers; production costs; demand from the jewelry industry; speculative activities; stability of exchange rates; the relative strength of the U.S. dollar and other currencies; changes in international investment patterns; monetary systems; and political and economic events.

If silver, zinc, lead or other mineral prices decline significantly, or decline for an extended period of time, we may be unable to continue our operations, develop our properties, fulfill our obligations under our permits and licenses or under our agreements with our partners, or continue to pay dividends at the current rate or at all. As a result, we could be forced to discontinue our operations or development activities, or to abandon or sell our interest in some or all of our properties, which could have a negative effect on our profitability and cash flow.

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Foreign Operations

The Company’s projects are located in Bolivia and Mexico, therefore, the Company’s current and future mineral exploration and mining activities are exposed to various levels of political, economic, and other risks and uncertainties.

There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment.

The Company’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. Accordingly, the Company’s current and future mineral exploration, development and mining activities could be affected by adverse political, social or economic factors normally associated with the conduct of business in foreign jurisdictions including, but not limited to: expropriation or nationalization of assets or the creeping expropriation of the economic value of assets; cancellation or forced renegotiation of permits, contracts, licenses or title with or without adequate compensation; changing political regimes; economic instability; civil unrest and rebellion; national strikes; blockades of roads and other means of transportation; states of emergency; the imposition of unfavourable government regulations on foreign investment, production and extraction, prices, exports, income taxes, currency convertibility, environmental compliance, or changes to worker safety legislation; regulations and restrictions with respect to imports and exports; high rates of inflation; extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation; inability to obtain fair dispute resolution or judicial determinations; abuses of power by governments or officials without regard to the rule of law; difficulties enforcing judgments ruled within the foreign jurisdiction or in another country; and violence or criminal activity, including organized crime, theft and illegal mining.

The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect the Company’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of the Company. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.

In 2014, the Bolivian government enacted the New Mining Law. Among other things, the New Mining Law set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current mining joint operations agreement with COMIBOL relating to the Illapa JV will be subject to such migration and possible renegotiation of key terms. The migration process has been delayed by COMIBOL and has not been completed. The primary effects on the Illapa JV and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. We will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the Illapa JV in an adverse way and such actions could have a material adverse effect on us and our business.

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The Company’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors.

Criminal activity and violence are also prevalent in Mexico and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity could occur and might affect our employees and our contractors and their families, as well as the communities in the vicinity of our operations. Such incidents may prevent access to our mines or offices; halt or delay our operations and production; could result in harm to employees, contractors, visitors or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect our ability to conduct business. We can provide no assurance that possible security incidents will not have a material adverse effect on our future operations.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Mexico is currently subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect the Company’s business.

Illegal, artisanal and Small-Scale Mining

Illegal artisanal and small-scale miners (“ASMs”) are present in Bolivia and have operated on the Company’s Bolivian properties.

Illegal ASMs activities may occur and may present significant risks to the Company’s operations, including the potential for disruptions, property damage, environmental degradation, and personal injuries, for which the Company could be held responsible. Illegal ASMs can also lead to road blockages, delays, and disputes over access to and development of the Company’s mining projects, and such actions may limit the Company’s ability to carry out certain activities at its Bolivian properties.

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In general, artisanal scale miners may be associated with a number of negative impacts which could present risk to humans and property, including environmental degradation, human rights abuse, personal injury or death, security concerns, destruction of property and funding of conflict. The presence of artisanal scale miners can, on rare occasions, also lead to disputes and delays related to project development or operation of commercial mineral deposits, and potentially lost mineral production as a result of delays or theft.

Notwithstanding the Company’s efforts to eliminate illegal ASMs activities in its Bolivian operations, the Company also recognizes the importance of legal ASM Cooperatives (“CoOps”) that do not encroach on its mineral rights and is establishing a framework to coexist with these non-encroaching CoOps. These non-encroaching CoOps are important to the region’s economic and political landscape and the Company is committed to ensuring the shared benefits from a proposed modern mining operation, including access to milling capacity, technology, infrastructure, and capital, are realized. However, there can be no assurance that these measures will be effective in preventing future encroachment, illegal mining activities or conflict.

Mineral Resource and Mineral Reserve Estimates and Revisions

Mineral Resources and Mineral Reserves are estimated and revision or restatement of Mineral Resources and Mineral Reserves could have a material adverse effect on our profitability, results of operations and financial condition.

There is a degree of uncertainty attributable to the estimation of Mineral Resources (within the meaning of NI 43-101), Mineral Reserves (within the meaning of NI 43-101) and expected mineral grades. The Mineral Resource and Mineral Reserve estimates included or incorporated by reference herein have been determined and valued based on assumed or estimated future prices, cut-off grades and operating costs.

However, until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs, results of metallurgical testing and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect our profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geometallurgical assumptions, geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or at production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the particular project. Extended declines in market prices for silver, zinc, lead and other minerals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in our ability to develop its properties and extract and sell such minerals, could have a material adverse effect on our business, financial condition or results of operations.

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Failure to Achieve Production, Cost and Other Estimates

Our failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Our public disclosure contains guidance and estimates of future production, operating costs, capital costs and other economic and financial measures with respect to our existing mines and certain of our exploration and development stage projects. The estimates can change, or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; regional epidemic or pandemic of disease; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; price changes or shortages of principal supplies needed for operations, including construction materials, explosives, fuels, water and equipment parts; labour shortages or strikes; litigation; regional or national instability, imposition of sanctions, insurrection, war or acts of terrorism or violent crime; suspensions or closures imposed by governmental authorities; civil disobedience and protests; failure to comply with applicable regulations, or new restrictions or regulations, imposed by governmental or regulatory authorities; permitting or licensing issues; difficulties in resettlement processes, when required; claims by landowners; overlapping with other activities declared as activities for the public benefit; issues arising from the presence of illegal miners; obstacles and requisites imposed by local financial entities; shipping interruptions or delays; or other risks described herein. The failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Inaccurate Assumptions Regarding Capital, Operating Costs, Production Schedules and Economic Returns

Our expected capital and operating costs, production schedules and estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included or incorporated by reference herein or included in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by us are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, metallurgical recoveries, that the actual ore mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. As a result, technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by us may prove to be unreliable.

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Our capital and operating costs are affected by the cost and availability of commodities and goods such as steel, cement, explosives, fuel, electrical power and supplies, including reagents. Significant declines in market prices for silver, zinc, lead and other minerals could have an adverse effect on our economic projections. Management assumes that the materials and supplies required for operations will be available for purchase and that we will have access to the required amount of sufficiently skilled labour. As we rely upon certain third-party suppliers and contractors, these factors can be outside of our control and an increase in the costs of, or a lack of availability of, commodities, goods and labour may have an adverse impact on our financial condition and results of operations.

We may experience difficulty in obtaining the necessary permits for our exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from our expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on our business, financial condition or results of operations.

We have in the past, and may in the future, provide estimates and projections of our future production, costs and financial results. Any such information is forward looking. Neither our auditors nor any other independent expert or outside party compiles or examines these forward-looking statements. Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto. Such estimates are made by our management and technical personnel and are qualified by, and subject to the assumptions, contained or referred to in the filing, release or presentation in which they are made, including assumptions about the availability, accessibility, sufficiency and quality of mineralized material, our costs of production, the market prices of silver, zinc, lead and other minerals, our ability to sustain and increase production levels, the sufficiency of our infrastructure, the performance of our personnel and equipment, our ability to maintain and obtain mining interests and permits, the state of governments and community relations, and our compliance with existing and future laws and regulations. Actual results and experience may differ materially from these assumptions. Failure to achieve estimates or material increases to costs could have a material adverse impact on our future cashflows, profitability, results of operations and financial condition. Any such production, cost, or financial results estimates speak only as of the date on which they are made, and we disclaim any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise. Accordingly, such forward-looking statements should be considered in the context in which they are made and undue reliance should not be placed on them.

Remote Locations

Certain of our operations are located in remote areas and are affected by severe weather events and climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate, either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

Speculative Nature of Mineral Exploration and Development

The long-term operation of our business and its profitability is dependent, in part, on the cost and success of our exploration and development programs. Mineral exploration and development is highly speculative and involves significant risks. Few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration and development programs will result in discoveries of economic quantities of mineralization that are necessary for a property to be brought into commercial production. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, including, among other things: (i) the particular attributes of the deposit, such as size, grade, and metallurgy; (ii) interpretation of geological data; (iii) feasibility studies; (iv) proximity to infrastructure and availability of labour, power, and water; (v) metal prices; (vi) foreign currency exchange rates; and (vii) government regulations, including regulations relating to development, taxation, royalties, import and export, and environmental protection.

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The actual operating results of our projects may differ materially from those we had anticipated due to these and other factors, many of which are beyond our control. There can be no assurance that our acquisition, exploration, and development programs will yield new mineral reserves to replace or expand current mineral reserves, or that they will result in additional production. Unsuccessful exploration or development programs could have a material adverse effect on our operations and profitability.

Price and Availability of Infrastructure and Energy

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, terrorism, community or government or other interference in the maintenance or provision of such infrastructure, or failure to maintain or extend such infrastructure, could adversely affect our operations, financial condition and results of operations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like heavy fuel oil, diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and in certain circumstances may be fixed by governments, and changes can be material, occur over short periods of time and be affected by factors beyond our control, including war or civil unrest. Our operations use a significant amount of energy and depend on suppliers to meet those needs. Higher costs for such required commodities and construction materials, including as a result of increased taxes on such commodities or construction materials or tighter supplies thereof, can affect the timing and cost of our development projects, and we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, which could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, equipment, and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which in turn could have an effect on our operating costs, capital expenditures and production schedules.

Supply Chain Disruptions

Our ability to mine, process and sell products is critical to our operations. Our operations depend on the continued availability and delivery of supplies of consumables and capital items to operate efficiently. In addition to consumables, continuous supplies of energy, water, equipment and spare parts, and labour are critical to our operations, the costs of which are subject to worldwide supply and demand as well as other factors beyond our control. Supply chain disruptions; power outages; labour disputes and/or strikes; geopolitical activity, health emergencies in the regions where we operate; weather events and natural disasters could seriously harm our operations as well as the operations of our customers and suppliers. Further, our suppliers may experience capacity limitations in their own operations or may elect to reduce or eliminate certain product lines, all of which is beyond our control but could have a material adverse effect on our operations and revenue.

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Forced or Child Labour in Supply Chains

The introduction of new supply chain due diligence and reporting requirements could expose the Company to certain risks.

In May 2023 the Fighting Against Forced Labour and Child Labour in Supply Chains Act was passed and came into force on January 1, 2024. Pursuant to the new legislation, any company that is subject to the reporting requirements, including the Company, is required to file an annual report with respect to its supply chains. Due to the fact that the reporting requirements are new and the industry standard is still being determined, the Company will be at risk of inadvertently preparing a report that is insufficient. Further, in late 2024 the federal government signaled its intention to create a new and more onerous supply chain due diligence regime overseen by a new oversight agency, whereby reporting entities would be required to scrutinize their international supply chains for human rights risks and take action to resolve any such risks. While the Company is currently unaware of any forced or child labour in any of its supply chains, the increased scrutiny on the supply chains of Canadian companies could uncover the risk or existence of forced or child labour in a supply chain to which the Company has a connection, which could negatively impact the reputation of the Company.

Santacruz is committed to respecting and guaranteeing the dignity and human rights of its employees, contractors, and the communities where it operates. It promotes a fair, safe, and inclusive work environment in compliance with current labor laws, prohibiting discrimination and harassment. The Company upholds workers’ rights to freedom of association and collective bargaining while actively combating child labor, forced labor, and human trafficking in its supply chain. Additionally, it ensures fair hiring and remuneration practices, recognizes the rights of communities to maintain their culture and traditions, and applies the Voluntary Principles on Security and Human Rights by training its security personnel to reject violence.

Nature of Mineral Exploration and Mining

The Company’s future is dependent on its exploration and development programs. The exploration and development of mineral deposits involves significant financial risks over a prolonged period of time, which may not be eliminated even through a combination of careful evaluation, experience and knowledge. Few properties that are explored are ultimately developed into economically viable operating mines. Major expenditures on the Company’s exploration properties may be required to construct mining and processing facilities at a site, and it is possible that even preliminary due diligence will show adverse results, leading to the abandonment of projects. It is impossible to ensure that preliminary or full feasibility studies on the Company’s projects, or the current or proposed exploration programs on any of the properties in which the Company has exploration rights, will result in any profitable commercial mining operations. The Company cannot give any assurance that its current and future exploration activities will result in a discovery of mineral deposits containing mineral reserves.

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Estimates of mineral resources and any potential determination as to whether a mineral deposit will be commercially viable can also be affected by such factors as: the particular attributes of the deposit, such as its size and grade; unusual or unexpected geological formations and metallurgy; proximity to infrastructure; financing costs; precious metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of metal concentrates, exchange controls and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of any or all of these factors may result in the Company not receiving an adequate return on its invested capital or suffering material adverse effects to its business and financial condition. Exploration and development projects also face significant operational risks including but not limited to an inability to obtain access rights to properties, accidents, equipment breakdowns, labour disputes (including work stoppages and strikes), and other unanticipated interruptions.

Safety, Health, and Environmental Regulations

Safety, health and environmental legislation affects nearly all aspects of the Company’s operations, including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed. The Company could also be held liable for worker exposure to contagious disease or hazardous substances and for accidents causing injury or death. There can be no assurances that the Company will comply with all safety, health and environmental regulations at all times, or that steps to achieve compliance would not materially adversely affect the Company’s business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulations. For example, emissions standards are poised to become increasingly stringent. Other examples include the recent imposition of carbon taxes. Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Environmental and regulatory review can be a long and complex process that may delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Management

The success of the Company is currently largely dependent on the performance of its executive management team. There is no assurance the Company can retain or maintain the services of its management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company, its business, and its prospects.

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Ability to Implement Business Strategy

There can be no assurance that Santacruz’s management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth, development and investment in the Material Santacruz Properties or the successful exploration and development of exploration projects more generally. The performance of Santacruz’s operations could be adversely affected if the Company’s management team cannot implement the stated business strategy effectively.

Key Personnel

Santacruz’s success depends significantly on the continued individual and collective contributions of its senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on Santacruz’s business, results of operations and financial condition. In addition, to implement and manage Santacruz’s business and operating strategies effectively, the Company must maintain a high level of efficiency and performance, continue to enhance its operational and management systems and continue to successfully attract, train, motivate and manage its employees. If the Company is not successful in these initiatives it may have a material adverse effect on its business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of Santacruz’s Common Shares to decline, and could cause difficulty raising capital for continued operations, including exploration and development.

Mining Risks and Insurance

The business of mining is generally subject to numerous risks and hazards, including environmental hazards, industrial accidents, contagious disease hazards, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions at its existing locations in Bolivia. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s insurance will not cover all the potential risks associated with its operations. In addition, although certain risks are insurable, the Company may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry on acceptable terms.

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include, without limitation, environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure. Losses from uninsured events may cause the Company to incur significant costs.

The activities of the Company are subject to a number of challenges over which the Company has little or no control, but that may delay production and negatively impact the Company’s financial results, including: increases in energy, fuel and/or other production costs; higher insurance premiums; industrial accidents; labour disputes; shortages of skilled labour; contractor availability; unusual or unexpected geological or operating conditions; slope failures; cave-ins of underground workings; and failure of pit walls or dams. If the Company’s total production costs per ounce of silver or zinc rise above the market price of silver or zinc and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

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Development Risks

Future development of the Company’s business may not yield expected returns and may strain management resources. Development of the Company’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments. Significant fluctuation in prevailing prices for silver, zinc, lead and other minerals, which may affect the profitability of projects.

Competition for New Properties

The mining industry is intensely and increasingly competitive in all its phases, and the Company may have to compete with other companies that have greater financial and technical resources. Competition in the metals mining industry is primarily for mineral rich properties which can be developed and produced economically, and businesses compete for the technical expertise to find, develop, and produce such properties, the skilled labor to operate the properties and the capital for the purpose of financing development of such properties. Such competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for mineral exploration, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.

Dependence on Skilled Labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, consultants, management, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, consultants, management, equipment, parts and components. The failure to do so could have a material adverse effect on the financial results of the Company.

Reputational Damage to the Company

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of online media as well as other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views of the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, and growth prospects.

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Uninsured or Uninsurable Risk

The Company may be subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations. Risks not insured against include, without limitation, environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure. Losses from uninsured events may cause the Company to incur significant costs.

Government Regulations

The mineral exploration and development activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters in local areas of operation. Although the Company’s production, exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing the Company’s operations, or more stringent implementation thereof, could have an adverse impact on the Company’s business and financial condition.

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s future operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities that could cause operations to cease or be curtailed. Other enforcement actions may include corrective measures requiring capital expenditures, the installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed upon them for violations of applicable laws or regulations.

Permitting

Certain operations of the Company may require licenses and permits from various governmental authorities. The Company will use its best efforts to obtain all necessary licenses and permits to carry on the activities which it intends to conduct, and it intends to comply in all material respects with the terms of such licenses and permits. However, there can be no guarantee that the Company will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development, or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the Company’s properties.

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With respect to environmental permitting, the development, construction, exploitation and operation of mines at the Company’s projects may require the granting of environmental licenses and other environmental permits or concessions by the competent environmental authorities. Required environmental permits, licenses or concessions may take time and/or be difficult to obtain and may not be issued on the terms required by the Company. Operating without the required environmental permits may result in the imposition of fines or penalties as well as criminal charges against the Company for violations of applicable laws or regulations.

Regulatory Risks

Successful execution of the Company’s business is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the operation of its business.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties, or in restrictions on the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs, or give rise to material liabilities, which could have a material adverse effect on the business, financial condition, and operating results of the Company.

Regulatory or Agency Proceedings, Investigations, and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Santacruz may become involved in a number of government or agency proceedings, investigations, and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Santacruz to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations, and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, and results of operation.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price or volume will not occur. It may be anticipated that any quoted market for the Common Shares of the Company will be subject to market trends generally, notwithstanding any potential success or challenges of the Company in creating revenues, cash flows or earnings.

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Economic Conditions for Mining

The market price for precious metal commodities is historically volatile. During periods of decreased precious metal prices, the mining and minerals sectors in general are affected negatively and may impact the Company’s market capitalization. Any sudden or rapid destabilization of global economic conditions may impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition may be adversely affected.

Market Risk for Securities

The market price for the Common Shares could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of peer companies, and competitors, as well as overall market movements, may have a significant impact on the market price of the Company. The stock market has from time-to-time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Securities or Industry Research and Reports

The trading market for the Common Shares could be influenced by the research and reports that industry or securities analysts publish about the Company. If one or more of these analysts cease coverage or fail to regularly publish reports, the Company could lose visibility in the financial markets, which in turn could cause the trading price or volume of its Common Shares to decline. Moreover, if one or more of the analysts downgrade the Company or its Common Shares or if the Company’s operating results do not meet their expectations, the trading price of the Common Shares could decline.

Litigation

The Company may become party to, litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company is, or becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating, could negatively impact the value of the Common Shares, and could use significant resources. Even if Santacruz is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Potential Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in the industries in which the Company operates, and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws and the internal policies and procedures of the Company.

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Legal and Accounting Requirements

As a publicly listed company, the Company is subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is material. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, the Company’s inability to file required periodic reports on a timely basis, loss of market confidence, delisting of its securities and/or governmental or private actions against the Company. There can be no assurance that the Company will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis privately held and larger public competitors.

Accounting Policies and Internal Controls

The Company prepares its financial reports in accordance with IFRS® Accounting Standards. In preparation of its financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting, as further explained in its audited financial statements. In addition, the U.S. Sarbanes-Oxley Act 2002, as amended (the “U.S. Sarbanes-Oxley Act”), requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act (“Section 404”), we will be required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, if or when we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm.

Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in this regard. If the Company fails to maintain an effective system of internal controls, the Company may not be able to report its financial results accurately or prevent fraud; and in that case, shareholders and investors could lose confidence in the Company’s financial reporting, which would harm the Company’s business and could negatively impact the price of the Common Shares. In addition, if the Company suffers any future material weaknesses in its internal controls and procedures or fails to maintain the adequacy of its internal controls and procedures, the Company could be the subject of regulatory scrutiny, penalties or litigation, all of which could harm the Company’s business and negatively impact the price of the Common Shares.

Risks Related to Dilution

The Company may issue additional Common Shares in the future, which may dilute a Shareholder’s holdings in the Company. The Company’s constating documents permit the issuance of an unlimited number of Common Shares, and Shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company in connection with securities granted under the Omnibus Incentive Plan, and upon the exercise of any outstanding common share purchase warrants that may be issued in the future.

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Fraudulent or Illegal Activity by Employees, Contractors, and Consultants

The Company is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial fraud and abuse laws and regulations; (iv) environmental or health and safety laws, regulations or standards, or (v) laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Santacruz, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Santacruz’s business, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits, and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Information Technology Systems and Security Threats

The Company’s operations will depend, in part, on how well it and its suppliers and service providers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage, destruction, fire, power loss, hacking, computer viruses, vandalism, and theft. The Company’s operations will also depend on the timely maintenance, upgrades, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays, and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

There can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Financing Risk

Future exploration, development, mining, and processing of minerals from the Company’s properties, or repayment of current or future indebtedness, could require substantial additional financing. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, or repayment of indebtedness, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to Shareholders. There is no assurance that such equity or debt financing will be available to the Company or that they would be obtained on terms favourable to us, if at all, which may adversely affect the Company’s business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

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Tax

No assurance can be given that the Company’s tax positions will not be successfully challenged by tax authorities, new taxation rules will not be enacted, existing rules (including the flow-through share tax incentive program) will not be changed, or existing rules will not be applied in a manner which could result in the Company being subject to additional taxation or liability, or which could otherwise have a material adverse effect on the Company’s results from operations and financial condition.

Natural Disasters, Terrorist Acts, Civil Unrest, and Other Disruptions

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country, province, or region may not efficiently and quickly recover from such event, which could have a material adverse effect on the Company, its customers, and/or either of their businesses or operations. Terrorist attacks, public health crises, domestic and global trade disruptions, infrastructure disruptions, civil disobedience or unrest, natural disasters, national emergencies, acts of war, technological attacks and related events can result in volatility and disruption to local and global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company, its customers, and/or either of their businesses or operations, which may have a material adverse effect on the Santacruz’s reputation, business, financial conditions or operating results.

Community Relations and Social License to Operate

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with the Company failing to acquire and subsequently maintain a “social license” to operate on its mineral properties. “Social license” does not refer to a specific permit or license, but rather is a broad term used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects.

The Company places a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect the Company’s efforts to establish and maintain social license at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that social license can be earned by the Company or if established, that social license can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised or precluded. Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the Company’s projects to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

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United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the BCBCA, that the majority of our officers and certain of our directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations, as U.S. domestic issuers. As a result, we do not file the same reports that a U.S. domestic issuer files with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act. As a Canadian issuer, our insiders are also exempt under the Exchange Act Section 16 requirements applicable to insiders of foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer would be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If we are not a foreign private issuer, we would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also lose the ability to rely upon exemptions from Nasdaq Stock Market corporate governance requirements that are available to foreign private issuers.

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The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, requiring its management to devote substantial time to United States public company compliance efforts.

As a public company in the United States, the Company incurs additional legal, accounting, Nasdaq, reporting and other expenses. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of its senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting the Company’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Company’s business, results of operations and financial condition.

If the Company’s efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and it will be required to accept reduced coverage or incur substantially higher costs to continue its coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors and officers.

MINERAL PROJECTS

Bolivar Mine

Certain portions of the following information are derived from and based on the technical report entitled “NI 43-101 Technical Report, Feasibility Study, Bolivar Mining Operations” that has an effective date of January 1, 2024, and was prepared by Richard Goodwin, P.Eng., Garth Kirkham, P. Geo., and Tad Crowie, P.Eng. (the “Bolivar Report”), and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Bolivar Mine, please refer to the Bolivar Report, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The disclosure in this Annual Information Form relating to the Bolivar Mine is qualified in its entirety by the full text of the Bolivar Report, which is incorporated by reference in this Annual Information Form. Terms not otherwise defined in this section have the respective meanings given to them in the Bolivar Report.

Introduction

JDS was commissioned by Santacruz to prepare the Bolivar Report in accordance with NI- 43-101 and Form 43-101F1, collectively referred to as NI 43-101 for the Bolivar Mine (Bolivar) located in the state of Oruro, Bolivia.

The Bolivar Mine has been active for more than 200 years under various operators producing silver, tin, lead and zinc. The current mine complex consists of an underground mine, 1,100 tonne per day (t/d) concentrator plant, maintenance workshop, shaft-winder, tailings storage facility, water treatment plants, supplies warehouse, main office, Hospital, and camp.

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The Bolivar Report is the first declaration of resources and reserves, for the Bolivar base metals underground mining operation since its acquisition by Santacruz. The mine is fully operational at the time of the Bolivar Report’s preparation. The effective date of both the resource and the reserve is 1 January 2023, which is approximately 18 months before the report date. Production data for the calendar year 2023 has been included in Section 24 of the Bolivar Report under the heading “Other Relevant Data and Information” to show the depletion and typical replenishment of resources and reserves over a calendar year

Ownership

On October 11, 2021, Santacruz entered into the Glencore Share Purchase Agreement with Glencore whereby Santacruz agreed to acquire a portfolio of Bolivian silver assets from Glencore, including the following: (a) a 45% interest in the Bolivar Mine and the Porco Mine, held through an unincorporated joint venture between Glencore’s wholly-owned subsidiary Contrato de Asociación Sociedad Minera Illapa S.A. (Illapa) and COMIBOL, a Bolivian state-owned entity; (b) a 100% interest in the Sinchi Wayra S.A. (Sinchi Wayra) business, which includes the producing Caballo Blanco mining complex; (c) the Soracaya Project; and (d) the San Lucas Group (the “Glencore Transaction”).

On March 18, 2022, Santacruz completed this purchase, including Glencore’s interest in the Bolivar Mine.

Santacruz thus owns 100% of the two Bolivian operating companies Illapa and Sinchi Wayra, which in turn own 45% of the Bolivar Mine, 45% of the Porco Mine, and 100% of the Caballo Blanco Mining Complex.

Sinchi Wayra is the operating company for all three active mining operations, including the Bolivar Mine.

Location

Bolívar Mine is located in the state of Oruro in Bolivia, and the municipality of Antequera. The complex has UTM WGS-84 coordinates of 727293.087E; 7959437.617N at an elevation of 4,014 masl. Paved roads connect Bolivar to Oruro City (75 km) and the concentrate warehouse and rail station at Poopó (22 km).

History

Bolivar Mine has been in operation since the early 19th century under various owners producing silver, tin, lead and zinc. After Nationalization in the 1950’s tin was produced by the Bolivian State entity (COMIBOL). The current mine configuration was established in 1993. The project produces lead and zinc concentrates from a dedicated on-site process plant. Bolivar Mine is currently owned by the Bolivian government (COMIBOL) with exclusive mining held pursuant to an unincorporated joint venture (the “Illapa JV”) between private owner operator Contrato de Asociación Sociedad Minera Illapa S.A. (Illapa). Pursuant to the Illapa JV, Illapa holds a 45% interest in the Bolivar Mine, and the Bolivian Government (COMIBOL) which holds a 55% interest in the Bolivar Mine. Illapa is a wholly owned indirect subsidiary of Santacruz.

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Recent efforts over the last five years have been focused on improving safety and productivity standards to compare with any modern operation. Mechanization has moved the mine into less selective “bulk” methods with some increase in the flexibility and productivity of the operation.

Figure 1-1: Project History

Source: Glencore (2021)

Geology and Mineralization

The Bolivar Mine is located in the Cordillera de los Azanaques, forming the western edge of the Cordillera Oriental, which is detached from the Cordillera de los Frailes, belonging to the group of central mountain ranges. Characterized by undulating plateaus, outstanding mountains parallel to the course of the Andes, with elevations that vary between 3,400 and 4,600 masl. The area is part of the polymetallic belt of the altiplano and the Cordillera Occidental.

It is located in Cenozoic rocks of the middle to upper Silurian, constituted almost entirely by marine sediments of variable depth: from infraneritic, neuritic and bathyal environments.

The Bolivar system is a network epigenetic hydrothermal base metal type veins and faults filled mineralization hosted within a variety of lithologies from volcanic tuffs to sedimentary packages. The main mineral assemblages are composed of sphalerite, marmatite, galena, silver-rich galena and silver sulphosalts. The resources are usually based on multiple structures containing several veins. The typical dimensions of these structures ~500 m in length and ~450 m depth profile with mineralization continuing to be open at depth with vein widths of 0.2 m to 4.0 m.

The occurrence of a mineral deposit is related to two primordial aspects: a hot intrusive body generating mineralizing fluids and a pre-mineral geological structure receiving mineralization.

The non-presence of an intrusive body in close proximity to the deposit suggests that its formation is due to the influence of the Chualla Grande Stock and that the stock is the feeder. The result is higher temperature minerals such as coarse cassiterite accompanied by quartz and tourmaline in close proximity, an intermediate or transitional zone which contains Fe-Sn minerals (Buenos Aires, San Francisco, Venus veins) and an external zone where Bolívar is located with Zn-Pb- Ag-Sn minerals.

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The polymetallic mineralization in the Bolivar deposit according to the mineragraphic studies concludes that it would have formed in different phases or mineralization events with a clear telescopic deposition:

●	An early phase would comprise the mineral association of quartz – pyrite – sphalerite (of the marmatite type);

●	Sphalerite (brown) – jamesonite – boulangerite – cassicrite (of the needle tin type) – stannine – galena – franckeite They would correspond to the intermediate phase of mineralization; and

●	Finally, the carbonates (siderite) and quartz of the second generation would correspond to the late phase.

The composition and events of the mineralization indicate that the deposit was formed from hydrothermal solutions under intermediate temperature conditions of 250º - 300ºC, and that it classifies as a hydrothermal deposit of the meso- to epithermal type.

Mineral Processing and Metallurgical Testwork

The processing plant at the Bolivar Mine has been operating since 1993. The recoveries used in the Bolivar Report are derived from the results of the plant operation over the period of August 2020 to July 2021.

There are two concentrates produced at the Bolivar mill: a lead concentrate and a zinc concentrate. While both concentrates pay for the metal they are named for and silver, the lead concentrate does not pay for zinc contained and the zinc concentrate does not pay for lead contained, so these recoveries are not included when summarizing the total recoveries.

The results from this analysis can be found in Table 1-1.

Table 1-1: Recovery and Concentrate Grade Estimates

Parameter	Unit	Concentrates
		Lead Concentrate		Zinc Concentrate
		Company Feed	Toll Feed	Company Feed	Toll Feed
Zn Recovery	%	N/A	N/A	92	86.091 + 0.3218*(Zinc Feed Grade)
Pb Recovery	%	59.56 + 17.33*(Lead Feed Grade)	32.15 + 17.69*(Lead Feed Grade)	N/A	N/A
Ag Recovery	%	36.133 + 0.0604*(Silver Feed Grade)	30	57.516 - 0.0662*(Silver Feed Grade)	36
Concentrate Grade
Zn	%	12	11	53	44
Pb	%	32	20	0.91	1.25
Ag	g/t	5900	5500	630	775

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Mineral Resource Estimate

The Bolivar Mine is an “advanced property” and has been in continuous production since 1993. Glencore and subsequently Santacruz Silver has performed exploration and resource expansion drilling of surface and underground drillholes at the Bolivar Mine since 2000 totaling 49,173.5 m. The 145 drillholes and 23,059 underground channels in the database were supplied in electronic format by Santacruz. This included collars, downhole surveys, lithology data and assay data (i.e., Ag g/t, Pb%, Zn%, Fe%, Sn%).

The geological and lithological solid domain models were supplied by Santacruz in both DatamineTM and LeapFrogTM which are both industry-leading software systems. The QP imported the multiple vein domains into a similar system called MineSightTM to verify solids volumes and ensure matching of the solids domains against the drillhole and sample database. Results confirmed location and extent of volumes are appropriate to resource estimation purposes.

Resource block models were supplied in DatamineTM format which is an industry recognized software system used for resource estimation. These models were then imported to MineSightTM for verification of the resource estimation. In addition, independent estimations were run using the verified sample data and vein domains employing inverse distance estimations to ensure reasonableness and verify the resources independently. Results illustrated good agreement between the original and verification models.

The mineral resources were estimated in conformity with CIM’s “Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines” (December 2019) and are reported in accordance with NI 43-101 guidelines.

Mineral resources are classified under the categories of measured, indicated and inferred according to CIM guidelines. The author evaluated the resource in order to ensure that it meets the condition of “reasonable prospects of eventual economic extraction” as suggested under NI 43-101. The criteria considered were confidence, continuity and economic cut-off in addition to considering constraining the resources within an underground mining volumes.

Using a cut-off grade of 10.6% ZnEq, the Bolivar Mine resources are presented in Table 1-2.

Table 1-2: Base-Case Total Mineral Resources at 10.6% ZnEq Cut-Off

Total Bolivar 2023 Mineral Resources
Mine	Category	Tonnes (‘000)	Zn (%)	Pb (%)	Ag (g/t)
Bolivar	Measured	855	12.78	1.37	327
	Indicated	677	12.24	1.25	295
	Total M+I	1,532	12.54	1.32	313
	Inferred	4,202	10.35	1.00	403

Notes:

1)	The current Resource Estimate was prepared by Garth Kirkham, P.Geo., of Kirkham Geosystems Ltd.;
2)	All mineral resources have been estimated in accordance with CIM definitions, as required under NI 43-101;
3)	The Mineral Resource Estimate was prepared using a 10.6% zinc equivalent cut-off grade. Cut-off grades were derived from $25.20/oz silver, $1.38/lb zinc and $1.20/lb lead, and process recoveries of 91% for zinc, 70% for lead, and 89.7% for silver. This cut-off grade was based on current smelter agreements and total OPEX costs of $120.22/t based on 2022 actual costs plus capital costs of $48.68/t, with process recoveries of 91.0% for zinc, 70.0% for lead, and 89.7% for silver. All prices are stated in $USD;
4)	An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration; and
5)	Mineral resources are not mineral reserves until they have demonstrated economic viability. Mineral resource estimates do not account for a resource’s mineability, selectivity, mining loss, or dilution. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely

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Mineral Reserve Estimate

The January 1, 2023 reserve estimate represents the validation of Santacruz’s internally- generated mineral reserve estimate by QP Goodwin. All work on the reserve by the Santacruz mine design team and the validation exercises were done in DeswikTM. The following process was used for this work:

●	An NSR calculation and cut-off grade (COG) was developed by the QP using data provided by Santacruz;

●	The reserve estimation methodology was reviewed, checked, and approved by the QP;

●	Mine technical staff prepared a Life of Mine Plan (LOM) for the deposits using the NSR and COG provided by the QP. The LOM plan was prepared specifically for this reserve estimation and does not include inferred resources; and

●	All LOM models were downloaded and reviewed by the QP for conformance to the methodology, proper application of the NSR cut-off grade, and correct application of agreed upon dilution and recovery factors.

The QP is satisfied that this exercise resulted in a valid reserve determination. The Mineral Reserve Estimate for Bolivar Mine is shown in Table 1-3.

Table 1-3: Mineral Reserve Estimate for Bolivar Mine (January 1, 2023)

Mine	Category	Tonnes	Zn (%)	Pb (%)	Ag (g/t)
Central	Proven	653,000	11.37	1.16	311
	Probable	420,000	9.57	0.84	237
	Total	1,073,000	10.66	1.04	282
Rosario	Proven	89,000	5.40	2.34	215
	Probable	74,000	5.27	1.64	209
	Total	164,000	5.34	2.03	212
Total Bolivar	Proven	742,000	10.65	1.31	299
	Probable	495,000	8.92	0.97	233
	Total	1,237,000	9.96	1.17	273

Mining

The property consists of two mining areas:

●	Mina Central – is the extension of the historic mining area and extends down to the minus 430 level (430 meters (m) below primary surface access). Multiple parallel and intersecting vein structures are mined, and this area accounts for approximately 75% of the total mine production; and

●	Mina Rosario – is a parallel structure recently defined which is accessed and serviced separately and accounts for approximately 25% of the total mine production.

Sublevel Open Stoping is the stoping method employed at the mine with selective use of unconsolidated waste from development as backfill. Each stoping block is prepared by driving an upper and lower gallery along strike and in the vein approximately 50 m vertically apart. These main galleries are driven 4.0 m x 4.0 m in dimension. Sublevels are driven with a smaller cross section of 3.0 m x 3.5 m approximately 15 m vertically apart with a 5 m sill pillar as shown in Figure 1-2. Production drilling is with up-holes from the sublevels, and a drift is also driven right below the sill pillar for transporting backfill.

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Figure-1-2: Sub Level Stoping Scheme

Source: Santacruz (2022)

Figure 1-3: Long Section of Typical Sub Level Stoping Operation

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Depending on the dip, the sublevel stoping heights are approximately 12 m, except for the second sublevel, which has a height of 9 m due to the backfill drift. Break raises are driven conventionally, and the flexibility of the method allows for vertical pillars if needed to adjust for low grade areas, or to subdivide stoping blocks to provide production flexibility.

The mine employs the following mining equipment:

Seven Resemin Muki FF single boom jumbo rigs with a power of 75 HP that drill between 2.4 and 3.0 m long holes. They are generally used for secondary development (horizontal vein developments) to prepare sublevels whose nominal dimensions are 3.0 m x 3.5 m. Occasionally they are used in small primary development headings;

●	Two Resemin Troidón XP drill Jumbos with a power of 100 HP that can drill between 3.0 and 3.5 m. These are used only for large primary development headings (3.5 m x 3.5 m or 4.0 m x 4.5 m) for mine infrastructure such as: ascending and descending ramps, cuts, counter galleries, etc.;

●	Two electrohydraulic rockbolters (one each in Central and Rosario Zones) to install support with steel mesh and Hydrabolt bolts of the back and ribs of primary development headings. These units have a power of 75 HP with a drilling capacity of 3.0 m;

●	Four Resemin Raptor 44 long hole drills are used for drilling long holes using the “Sub Level Stoping” method. Due to the drilling and cleaning cycles, there is generally a drilling shift during each day, with monthly drilling performance of 1,200 m;

●	Eleven scooptrams ranging in size from 2.0 to 5.9 yd3 bucket capacity; and

●	Ten haulage trucks, ranging in size from 10 to 20 t.

Key production results for 2022 are shown in Table 1-4.

Table 1-4: Production 2022

	Central Zone	Rosario Zone	Total
Production (t)	231,479	37,180	268,659
Waste rock (t)			135,200
Backfill Hauled (t)			171,000
Zinc (%)	7.38	4.99	7.05
Lead (%)	0.61	0.89	0.65
Silver (g/t)	229	177	222
Primary Devt Horizontal (m)	2,947	925	3,872
Primary Devt Vertical (m)	159	69	228
Secondary Devt Horizontal (m)	2,784	643	3,427
Secondary Devt Vertical (m)	254	86	341

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Recovery Methods

The Bolivar Mill has been in continuous production since 1993. The mill receives feed from two sources; the company mining operation and toll milling purchased through San Lucas. The mill processes the two types of feed separately which allows for an analysis of processing for both types of feed.

The mill uses a crushing, grinding, and flotation flowsheet to recover a lead concentrate and a separate zinc concentrate. Both concentrates are sold to Glencore via overseas shipping through Antafagasta, Chile. The mill flowsheet can be found in Figure 1-4.

The mill generally separates company and toll feed into different days, but there are a few days where the feed is processed on the same day, with a shutdown in between to separate the two feeds.

The company feed grades are determined on a daily basis by collecting and assaying samples of the process taken at the cyclone overflow, concentrates and final tailings. Each month, the production is reconciled to the measured feed tonnage using the concentrates sold and the final tailings to calculate the feed grade. The toll feed is received from San Lucas, often in 1 t to 2 t lots, where it is weighed and sampled. The material is combined on a toll feed stockpile to be fed to the mill. The toll feed is reconciled in the same method as with the company feed to determine reconciled recoveries.

The mill utilizes different reagent strategies for the toll and company feed sources, primarily due to the presence of pyrrhotite which is found in the toll feed but generally not found in the company feed.

The processing plant targets 15 to 20% of the feed to be toll feed.

The plant flowsheet for the Bolivar mill is a typical sequential flotation circuit for lead and zinc (Figure 1-4). The ore is crushed in preparation for feed to the grinding circuit. The grinding circuit utilizes a SAG/Ball mill combination to produce a product size of 100 µm for the flotation circuit.

The flotation circuit starts with the lead recovery circuit. In this circuit a rougher concentrate is produced, which is then cleaned without regrinding, in a column flotation cell. The lead rougher and cleaner tails are combined and fed to the zinc circuit. The zinc circuit consists of rougher flotation and three stages of cleaning to produce a zinc concentrate. The zinc circuit tailings are deposited in the tailings pond. Both of the concentrates are filtered for shipping to the smelter. The lead concentrate is bagged for shipping, while the zinc concentrate is shipped bulk in trucks. The products are transported by truck to the train loading facility that is approximately 10 km from the mine for haulage to Antofagasta, Chile.

The expected availability for the mill is 93.8% and the utilization is 96.3% for an expected operating time of 90.3%.

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Figure 1-4: Bolivar Mill Flowsheet

Source: Glencore (2021)

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The metallurgical assumptions for recoveries and concentrate grades can be found in Table 1-5.

There are two tailings storage facilities at the Bolivar Mine. The original tailings storage has been decommissioned. The operational tailings dam underwent a lift to extend the capacity in 2024. Both tailings dams are inspected regularly and maintained to the standards set out by the Canadian Dam Association guidelines. Both dams are under the supervision of engineers from Wood Engineering and recently an external audit was conducted by Knight Piésold Consulting.

Table 1-5: Recovery and Concentrate Grades

Parameter	Unit	Concentrates
		Lead Concentrate		Zinc Concentrate
		Company Feed	Toll Feed	Company Feed	Toll Feed
Zn Recovery	%	N/A	N/A	92	86.091 + 0.3218*(Zinc Feed Grade)
Pb Recovery	%	59.56 + 17.33*(Lead Feed Grade)	32.15 + 17.69*(Lead Feed Grade)	N/A	N/A
Ag Recovery	%	36.133 + 0.0604*(Silver Feed Grade)	30	57.516 - 0.0662*(Silver Feed Grade)	36
Concentrate Grade
Zn	%	12	11	53	44
Pb	%	32	20	0.91	1.25
Ag	g/t	5900	5500	630	775

Infrastructure

The Bolivar operation is essentially part of a townsite, housing the workers and their families. It has two camps, numerous residences, a hospital, and a school. Workers live in the town or in nearby Antequera. As such, the mine does not provide personnel transport.

The infrastructure is depicted in the following three site plans showing:

●	The Industrial Complex (Figure 1-5);

●	The Industrial Complex and Townsite (Figure 1-6); and

●	The General Area (Figure 1-7).

The industrial site is located on the northeastern edge of the townsite. It is fenced from the rest of the community and is guarded by security to control access. It contains the processing plant, mine offices, multiple maintenance buildings, the assay lab, mine services, multiple warehouses, and administration building. The industrial complex is located close to both mine portals to minimize the haulage distance to the crusher and processing plant.

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The Santa Rita hospital is located in the south-east corner of the town, which provides services to the operation and community. This is augmented by a first aid station inside the industrial complex near the mine portal.

A dining hall is maintained for technical and administrative staff, which provides three catered meals per day year-round. Most workers eat at their own homes in town.

The site is connected to grid power supplied by the ENDE company to both the industrial complex and community.

Drinking water is provided by a dammed reservoir, which is monitored and controlled by environmental staff. The water is treated and distributed to the offices and homes of the town site over a three-hour period each day. Water storage tanks are employed by all users for 24-hour access to potable water. The current reservoir is the second such structure which replaced an older dammed reservoir that is now decommissioned.

A sewage network is provided and shared by offices and homes in the community.

The industrial waste dump is located 3.2 km from the industrial site, which is also monitored by the environmental department.

A mine rescue office is maintained in the townsite to respond to emergency situations. Firefighting and other safety equipment is located throughout the industrial complex and townsite.

Figure 1-5: Industrial Complex

Source: Santacruz (2023)

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Figure 1-6: Industrial Complex and Townsite

Source: Santacruz (2023)

Figure 1-7: General Area

Source: Santacruz (2023)

Bolivar Operations uses power for mining and processing operations. Power is supplied by the National Grid. Approximately 38 million kWh of power was consumed in 2022, representing an average draw of approximately 4.35 MW. This equates to 141 kWh/t mined or 117 kWh/t processed (including toll milling).

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Environment and Permitting

Environmental Considerations

Responsible environmental management is a critical part of Santacruz’s license to operate and our responsible, compliant operation of Bolivian Assets has continued for the last 30 years. Environmental compliance with national laws and regulations is the basis of Santacruz’s environmental management system and is governed by a framework of oversight by the relevant Environmental Authority. Its environmental commitments are reported to the authorities annually in an Environmental Monitoring Report, which summarizes environmental management of its operations under applicable laws and regulations.

Waste and Water Management

Waste management is an important part of Santacruz’s Comprehensive Environmental Management, which includes a waste management plan to classify, handle, and store waste separately for proper disposal or treatment. Waste management complies with Environmental Law No. 1333, its Regulations on Solid Waste Management, and its supplementary regulations, focusing primarily on the sectoral requirements of the Environmental Regulation for Mining Activities for waste rock and tailings.

Solid Waste

Bolivar Mine has one active Tailing storage Facility (Queaqueani) and one inactive (Antiguo). Both are managed in compliance with the guidelines of the Canadian Dam Association (CDA) and the “Global Industry Standard on Tailings Management” issued by the UNEP (United Nations Environment Programme), ICMM (International Council on Mining and Metals), and PRI (Principles for Responsible Investment) in August 2020. This program includes third party Verification Assessments (Dam Safety Assurance Assessment). In response to findings from these assessments, and to mitigate risks of failure, risk management tools have been developed to improve management systems for the active TSF. For the inactive facility, monitoring and maintenance have been improved and follow good practice.

The “Queaqueani” tailings storage facility started operations in April 2007. This facility was designed by Canadian engineering firm AMEC and is located 3.5 km to the north of the operation. Hydraulic tails of 25-29% solids are beached along the upstream side of the dam crest and water is reclaimed from the southwest sector of the reservoir and pumped via HDPE pipelines back to the water treatment plant.

The Queaqueani Dam is a 33.5 m high, downstream-constructed dam. The current crest level is El. 3994.8 m (Stage IV-A raise was completed in December 2019). The next dam raise (Stage IV-B to El. 3997.8 m) was completed in 2023. There exists capacity to contain all tailings to be generated by processing the stated reserves.

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Water Management

Water management has been identified as the most critical environmental area. Water is a shared resource of high social, environmental, and economic value, which is also a critical component of Santacruz’s mining and metallurgical activities. Mining operations are located in the Bolivian Highlands, in areas with low precipitation, high evapotranspiration, and threats of drought.

Bolivar produces an excess of water from the underground mine. A total of approximately 170 l/s is pumped from the mine and is treated in separate plants for two different uses: one for potable water at the mine and surrounding communities, the other for industrial use in the mine and makeup water for the process plant (much of the water used for processing is reclaimed from the tailing facility). The discharge parameters as set out in Water Pollution Regulations Law No. 1333, include pH, iron, zinc, lead, and suspended solids, which are typical in the water treated from the mine. The balance of water is discharged to the Pampitas River.

Figure 1-8: Water Treatment Process

Source: Sustainability Report, Sinchi Wayra (2022)

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Figure 1-9: Bolivar Mine Water Balance

Water Balance (m^3)

	Extracted water	Discharged water	Recycled/ Used water	Stored water
2020	4,228,733	3,195,860	1,050,524	56,311
2021	3,930,941	2,563,528	1,651,280	29,825
2022	4,606,149	3,389,978	1,643,345	19,605

Source: Sustainability Report, Sinchi Wayra (2022)

Permitting

Santacruz Silver operates the Bolivar Mine as a joint venture with the Bolivian Government (COMIBOL). The structure of the contract with COMIBOL is a “Partnership Contract governing Bolivar and Porco Mines (CA-MBP), and its purpose is to develop and implement a mining operation for the treatment of the existing mineralogical reserves and resources in the Bolívar and Porco Mines, by the exploitation, preparation, beneficiation and sale of mineral concentrates. Contrato de Asociación Sociedad Minera Illapa S.A. is authorized as operator and responsible of executing on behalf of COMIBOL, all the operations and activities of the association contract. The shares of CA-MBP are 55% for COMIBOL and 45% for Contrato de Asociación Sociedad Minera Illapa S.A.” This renewable agreement expires in 2028.

Mining Contracts that grant the right to the subsoil mining resource are granted by the Mining Administrative Jurisdictional Authority (AJAM) over the ATE mining areas, and a contract is granted for each area or contiguous group of areas. Recent changes to the laws and government personnel have pushed Santacruz contract updates into a transitionary period waiting for final signatures and approvals. Santacruz holds Special Transitory Authorizations for each contract area which are officially designated “Mining Administrative Contracts for Adaptation”. As of the effective date, approximately half of the applications have been transitioned, and the remainder fall under Article 187 of Law No. 535 on Mining and Metallurgy, which states:

ARTICLE 187. (CONTINUITY OF MINING ACTIVITIES). Holders of Special Transitory Authorizations to be adapted or in the process of adaptation will continue their mining activities, with all the effects of their acquired or pre- constituted rights until the conclusion of the adaptation procedure.

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Santacruz has fully complied with this administrative procedure and is waiting for the Mining Administrative Authority to issue the relevant documents. It should be noted that this public entity has a considerable delay in the issuance of these documents.

Environmental Licenses have been formally granted to allow operation for all mining activity, by the Ministry of Environment and Water. The following table shows the licenses held by Santacruz:

Table 1-6: Environmental Licenses Held by Santacruz

Operation	License
Bolívar	040603-02-da-0324/14
Porco	051203-02-da-0031/14
Caballo Blanco – Colquechaquita Mine	050101-02-da-131/11
Caballo Blanco – Mina Reserva and Tres Amigos	050101-02-da-561/11
Caballo Blanco – Don Diego Concentrator Plant	050302-02-da-003/2024
Caballo Blanco – San Lorenzo Mine	050101-02-da-005/06
Comco	050101-02-da-006/09
Soracaya	050801-02-CD-C3-002/2017

Source: Santacruz (2024)

Community Relations

Santacruz mining projects are mostly well-established operations with a long history and a developed infrastructure, which provide direct benefits to employees and supporting businesses. However, the mines are located in rural to semirural areas in which the surrounding mostly agricultural communities can benefit from each operation only indirectly or through company outreach. Santacruz supports these communities by addressing services that are lacking, and helping to create value with economic development programs, and other forms of support.

A key player connected with all Bolivian Mines and surrounding areas are the mining cooperatives which are organized independent mining entities, some quite capable and organized with their own equipment. Recognized by the government as a valid economic activity for local development, they conduct their activities in abandoned mines or expropriating active mines, which can pose risks to business. The relationship is not completely one-sided as the Cooperatives sell mineralized material to process their product, thus mechanisms are in place to face possible subjugations, protect mine employees and the communities.

More importantly, proactive solutions and agreements to avoid conflict and coexist peacefully with the different cooperatives are in place. As much as possible, with cooperatives as toll processors at Santacruz Process Plants, compliance with occupational health and safety, human rights, and good work practice is sought.

Bolívar has a formal agreement (known as Actas de Reunión) with the neighboring communities. These agreements are recognized and managed by their Ayllus and include different plans and projects to help the communities with their economic development, infrastructure, access to water, education, and health and assist the communities by sponsoring their traditional festivities and sports.

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Antequera is the largest community in the area of influence and immediately adjacent to the Bolivar operation. The communities neighboring Bolívar Mine are the homes of Santacruz’s workers, contractors and family members. Most of them reside in the population of Antequera, from where they establish their relationship with the operation, which is itself adjacent to town.

Figure 1-10: Bolivar Surrounding Communities

Oruro Department
Poopó Province
Antequera Municipality
Poopó
Charcajara
Tailings Dam
Concentrator Plant
Quequeani
Bolívar Mine
Antequera
Chapana
Totoral
Avicaya
Pazña

Source: Sustainability Report, Sinchi Wayra (2022 Mine Closure)

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Figure 1-11: Bolivar Community Investment

Source: Sustainability Report, Sinchi Wayra (2022 Mine Closure)

Mine Closure

Closure Planning for Operations has social, economic, workforce, and environmental impacts, so conceptual closure plans are shared with communities. Santacruz’s goal is to recover areas by establishing a healthy ecosystem capable of sustaining productive land use, ensuring the best possible environmental conditions, including physical, chemical, biological, and ecosystem aspects, at closure. Environmental superintendents are responsible for monitoring the environmental closure planning, and periodic reviews of these plans are conducted, including surveys of areas and activities to adjust financial provisions for closure.

Land Use and Rehabilitation - environmental challenges related to biodiversity protection, soil restoration, and land use, are addressed through dialogue with stakeholders, including local communities and relevant authorities. Our comprehensive environmental management focuses on minimizing disturbed areas. In 2022, Santacruz managed a total of 6,600 hectares of land covered by Temporary Special Authorizations (ATEs) granted by the Mining Administrative Jurisdiction Authority (AJAM), under leasing contracts with the Government through COMIBOL. However, Santacruz’s processing activities, services, and related infrastructure (industrial area) currently occupy only 400.5 hectares of land, including areas of previous mining operations and other areas with environmental closure located within the properties Santacruz manage.

In 2022, Santacruz continued with the reforestation plan in the Queaqueani Dam area, in accordance with an agreement with the community of the same name, and significant progress was made in the progressive closure of the old tailings facilities at the Don Diego Concentrator Plant.

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Capital and Operating Cost Estimates

Capital Costs

The Bolivar Mine has been in continuous operation for many years. There will be, as the reserve is expanded and developed, the need for step changes in mine access, production or haulage methods, which may require large capital outlays. These will be financially justified as needed. However, the capital needs for continued operation to exploit the remaining reserves is limited to Primary mine development, Capital equipment rebuilds and replacements, and Tailing Storage Facility expansions. Average annual capital has been and is projected to be in the 11 to 12 million USD range. It is anticipated that expansion work to the TSF will be required in 2023 ($2.5 million).

The historic total capital requirement for all the Bolivian operations is shown in Table 1-7. Bolivar’s projected capital requirements for 2023 to 2027 is shown on Table 1-8.

Table 1-7: Actual Combined Capital Requirement for All Bolivian Operations, 2017 to 2022 ($M)

	2017	2018	2019	2020	2021	2022
Bolivar	8.8	13.7	13.7	6.3	11.3	10.2
Porco	3.0	8.8	8.4	3.6	5.3	3.1
Reserva	1.3	2.4	2.1	2.0	4.3	3.5
Tres Amigos	2.1	2.6	1.5	1.8	2.2	3.0
Don Diego	0.9	6.9	1.4	0.9	1.1	1.2
Colquechaquita	1.2	2.0	1.4	1.0	3.0	2.5
La Paz	3.3	0.6	0.3	0.4	0.2	0.7
Soracaya	0.5	2.1	0.2	0.1
San Lucas	0.8	0.0	0.0	0.1	0.4
Total	21.8	39.0	28.5	16.3	27.8	24.3

Table 1-8: Projected Capital Requirement for all Bolivar Operations, 2023 to 2027 ($M)

	2023	2024	2025	2026	2027
Engineering/Admin	0.0	0.0		0.1
Safety/Environmental	2.8	0.2	2.6	2.6	0.4
Mobile Equipment/Maintenance	2.7	4.4	4.1	2.7	1.2
Plant	0.6	0.6	0.7	0.7	0.2
Exploration			0.3	0.3	0.4
Primary development	5.1	6.3	6.2	6.3	4.5
Corporate
Total	11.3	11.5	14.0	12.6	6.7

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Recurring exploration and primary development costs have been included in the COG calculations to better anticipate and account for total costs and make the COG more meaningful for reserve estimation and mine planning.

Operating Costs

Costs used for Cut-off Grade analysis were taken from actual costs for 2022. The actual cost of corporate G&A was allocated to each of the businesses.

Table 1-9: Unit Operating Costs ($/t)

Mine	Unit Cost, $/t
Mine Operations	36.29
Mine Maintenance	28.84
Indirect	22.32
Plant	18.28
Warehouse	0.64
G&A	13.84
Total	120.22

Mine operations include direct costs of mining, including labor, energy, materials, and services.

Mine Equipment Maintenance Costs includes maintenance to all equipment related to direct development, exploitation and haulage, as well as service equipment such as pumping, ventilation, winches, etc.

Indirect costs would include Site Management, Technical services, Site Administration, Environmental and Social, Safety and Security.

Plant costs include direct Beneficiation costs as well as plant maintenance, and indirect costs. Warehouse costs refer to Concentrate handling and storage.

General and Administration includes allocated Bolivian corporate costs.

Economic Analysis

Result

The Reserve Estimate was generated using actual costs experienced during a stable production period following the change in management after the purchase of the mine by Santacruz Silver (2022 and beginning of 2023). Actual costs were used for mine operating, concentrate overland transport, port costs, and shipping as well as smelting fees, payment terms, and penalty charges. A simplified Cash flow model was built to model the costs and conditions used to generate the Reserve estimates stated in the Bolivar Report.

The Bolivar Mine is part of a multi-operation business. However, the Economic model treats it as a separate financial entity with Bolivian corporate costs allocated for the analysis. As well, the operation is subject to a partnership with the Bolivian Government (COMIBOL), but the financial modelling examines the value of the operation on a 100% basis to support the Reserve statement.

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The Bolivar Mine has been in continuous operation for over 200 years and the deposit is a network of relatively narrow veins. These two aspects drive the normal exploitation process of the mine, where inferred resources are converted and exploited in the same budget year. Resources are generally proven-up by drifting and sampling instead of drilling. Therefore, normal budgeting and mine planning includes resources outside of the Reserve estimate.

For the Bolivar Report, only Proven and Probable reserves are included in financial evaluation, so the production schedule represents the depletion of these reserves at average grade and current production rates. The context of the production schedule exploits the Proven and Probable reserves as part of a continuous operation and as such does not include the closure activities.

Table 1-10: Production Forecast – Mining and Processing

	Unit	2023	2024	2025	2026
Mine Production
Tonnes Mined	(DMT)	317,300	317,300	317,300	285,082
Tonnes Processed	(DMT)	317,300	317,300	317,300	285,082
Head Grades
Zinc	(%)	9.96	9.96	9.96	9.96
Lead	(%)	1.17	1.17	1.17	1.17
Silver	g/t	273	273	273	273

Metallurgical recoveries and concentrate qualities used in the model are sourced from historic actuals for 2022 based on the head grades actually mined. Projected recoveries are thus estimated to be reasonable to conservative. These parameters will necessarily be conservative considering the higher grades in the production schedule.

Table 1-11: Production Forecast - Concentrate

	Unit	2023	2024	2025	2026
Concentrates
Zinc (with 0.5% losses)	(DMT)	53,991	53,991	53,991	48,508
Zn Conc. Grade	(%)	53	53	53	53
Ag (in Zinc)	g/t	621	621	621	621
Zn Recovery	(%)	91	91	91	91
Ag (in Zinc)	(%)	39	39	39	39
Lead (with 0.5% losses)	(DMT)	9,559	9,559	9,559	8,588
Pb Conc. Grade	(%)	27	27	27	27
Ag (in lead)	g/t	4,599	4,599	4,599	4,599
Pb Recovery	(%)	70	70	70	70
Ag (in Lead)	(%)	51	51	51	51
Metal Recovery
Zinc	(FMT)	29,000	29,000	29,000	26,000
Silver (in Zinc)	(FOT)	1,078,000	1,078,000	1,078,000	968,000
Lead	(FMT)	3,000	3,000	3,000	2,000
	Unit	2023	2024	2025	2026
Silver (in Lead)	(FOT)	1,413,000	1,413,000	1,413,000	1,270,000
Silver (Total)	(FOT)	2,491,000	2,491,000	2,491,000	2,238,000

Notes:

FMT = Fine Metric Tonnes; DMT = Dry Metric Tonnes; FOT = Fine Ounces Troy

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That same logic applies to the net revenue generation (Table 1-12) which includes smelter charges and penalty fees.

Table 1-12: Revenue and Cost Projection ($M)

	Unit	2023	2024	2025	2026
Payable Metal Revenue
Zinc		73	73	73	66
Metallurgical Deduction		11	11	11	10
Gross Payable Zinc		62	62	62	56
Lead		6	6	6	5
Metallurgical Deduction		1	1	1	1
Gross Payable Lead		5	5	5	5
Silver		52	52	52	47
Metallurgical Deduction in Zinc		9.2	9.2	9.2	8.2
Metallurgical Deduction in Lead		1.5	1.5	1.5	1.3
Gross Payable Silver		41.7	42	42	37
Gross Revenue (Total)		109	109	109	98
Smelter Charges and Penalties
Treatment charges Zn	(USD/t)	277	277	277	277
Treatment charges Zn		15	15	15	14
Treatment charges Pb	(USD/t)	133	133	133	133
Treatment charges Pb		1	1	1	1
Penalties in Zn	(USD/t)	7	7	7	7
Penalties in Zn		0	0	0	0
Penalties in Lead	(USD/t)	13	13	13	13
Penalties in Lead		0	0	0	0
Refining Charges in Pb	(USD/FOZ)	1	1	1	1
Refining Charges in Pb		2	2	2	2
Smelter Fees and Penalties		18	18	18	17
	Unit	2023	2024	2025	2026
Net Revenue		90	90	90	81
Operating Costs
Production Costs		34	34	34	30
Cost of Sales
Rail Freight Zn		6	6	6	5
Rail Freight Pb		1	1	1	1
Port Expenses Zn		2	2	2	2
Port Expenses Pb		0	0	0	0
Rollback Fee Zn		5	5	5	4
Rollback Fee Pb		1	1	1	1
Concentrate Freight and Port Costs		14	14	14	13
Mine Royalty		6	6	6	5
Communities and Unions		2	2	2	2
Selling Costs		23	23	23	21
Total Cost of Sales		57	57	57	51

Depreciation is a product of previous operation and annual capital expenditure incurred for the exploitation of the reserve tonnage. Capital is limited to that required to support mining, processing, and tailing storage for the reserve. Corporate G&A is that part of the in-country costs allocated to the Bolivar Mine.

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Table 1-13: Cashflow Projection ($M)

	2023	2024	2025	2026
Income Statement
Net Revenue	90	90	90	81
Production Costs	(34)	(34)	(34)	(30)
Selling Costs	(23)	(23)	(23)	(21)
Depreciation	(11)	(10)	(9)	(12)
Gross Profit	22	23	24	18
Corporate G&A	(4)	(4)	(4)	(4)
Operating profit	17	19	20	14
EBIT	17	19	20	14
Income Tax Expense (CIT)	(6.5)	(7.0)	(7.4)	(5.1)
Net Gain/(Loss) for the Year	11	12	12	8
	2023	2024	2025	2026
Cashflow Statement
Cash from Operations Activities
Net Income	11	12	12	8
Depreciation	11	10	9	12
Subtotal	22	22	21	21
Cash from Investing Activities
Sustaining Capital Expenditure	(11)	(12)	(13)	-
Subtotal	(11)	(12)	(13)	-
Cash Balance	(11)	(12)	(13)	-
Beginning	-	11	21	30
Change in Cash	11	10	9	21
Ending	11	21	30	51

Income Tax is 37.5% of the EBIT. As seen, the operations generate a positive cash flow after tax upon exploitation of the stated reserve at the metal prices used to generate the reserve.

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Sensitivities

A univariate sensitivity analysis was performed to examine which factors most affect the Bolivar Mine economics when acting independently of all other cost and revenue factors. Each variable evaluated was tested using the same percentage range of variation, from -20% to +20%, although some variables may experience significantly larger or smaller percentage fluctuations over the LOM. For instance, the metal prices were evaluated at a ±20% range to the base case, while the capex and all other variables remained constant. This may not be truly representative of market scenarios, as metal prices may not fluctuate in a similar trend. The variables examined in this analysis are those commonly considered in similar studies – their selection for examination does not reflect any particular uncertainty.

Notwithstanding the above noted limitations to the sensitivity analysis, which are common to studies of this sort, the analysis revealed that the Bolivar Mine is most sensitive to metal pricing. The Bolivar Mine showed the least sensitivity to capital costs. Figure 1-12 shows the results of the sensitivity analysis.

Figure 1-12: Univariate Sensitivities

Risks, Opportunities and Recommendations

Risks

The Bolivar Mine is subject to all of the risks normally associated with an operating mine, and some unique to its situation. These include:

●	The current political and socio-economic climate in Bolivia poses risks and uncertainties that could delay or even stop development as reported within the Fraser Institute Annual Report 2022 where Bolivia ranks very low in many non-technical metrics. Bolivia has been ranked consistently low for the past five years and ranks in the lower quartile on all metrics that gauge risk and uncertainty. It is difficult to gauge or qualify the level or extents of the risks however, all companies working in Bolivia must continue to be aware of the potential risks and develop mitigation strategies. A significant risk related to the Santacruz Bolivian mineral assets and in particular the mineral resources and mineral reserves is the significant artisanal activity that continues to exist. This activity is not only a socio-economic risk but also affects access to resources and reserves along with potential sterilization of mineral resources;

●	Geological interpretations may be subjective and may result in the location and extent of some of the mineralized structure although as the Bolivar Mine is comprised of well constrained veins, this risk is minimal;

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●	As vein thicknesses are narrow, resources may be sensitive to dilution although the relative high grades that exist at the Bolivar Mine are successful at mitigating such risks to date;

●	Varying resource classification methods and criteria may vary as more data is considered;

●	There is no guarantee that further drilling will result in additional resources or increased classification;

●	Lower commodity prices could change size and grade of the potential targets;

●	Further work may disprove previous models and therefore result in condemnation of targets and potential negative economic outcomes;

●	Ability to replace mined reserves on an annual basis; and

●	Maintenance of Permits.

As the mine continues to expand to depth, the following aspects of mine operations will be challenged:

●	Worker travel time (reduced time at the face);

●	Dewatering inflow quantities, infrastructure and costs. The Central Mine already experiences large seasonal influxes of water, that sometimes affect production. This problem will be exacerbated by continued mining to depth;

●	Ventilation system needs and costs; and

●	Material handling.

As is shown on Figure 22-1 of the Bolivar Report, the greatest risk to the economic results in this study is from changes to metal prices.

The operation of the mining cooperatives, as described in Section 4.3.4.1, poses a risk to functionality of the Bolivar Operation. To date, Santacruz has been careful to culture a peaceful coexistence with the cooperatives and they have not operated in the core areas that Bolivar conducts mining operations. There is always a risk of this changing, and that their activities will escalate or relocate to more impactful areas.

Opportunities

The Bolivar Mine opportunities include:

●	A systematic exploration program could provide an excellent opportunity for successfully uncovering new discoveries;

●	An increased understanding and derivation of alternative theories may result in further discovery and expansion for the Bolivar Mine;

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●	A hydrogeological study could help the operation to better characterize and understand water inflows, aiding design work and planning to reduce the impact of major seasonal inflows;

●	Higher commodity prices will change size and grade of the potential targets; and

●	Potential for expansion and classification upgrade of resources as mining activities progress.

The principal opportunity to the mine is to improve the grade to the mill by implementing a mine dilution control program. As is typical with all narrow width mining, dilution is very sensitive to the mined widths of veins, which must be kept at minimum to accommodate equipment widths. Often, however, veins are over-mined to ensure complete recovery of the ore. This practice significantly increases dilution due to overbreak of the hanging wall and footwall.

Recommendations

To advance the Bolivar Mine and further evaluate the potential additional veins and increase resources thereby displacing depletion due to ongoing mining activities, the following is recommended:

●	Regional exploration for identification of new veins;

●	Incorporate structural interpretations to assist regional understanding;

●	Analysis of thickness and grade-thickness profiles for resource targeting and predictive dilution study;

●	Investigate geo-metallurgical characteristics;

●	Hydrogeological study and modelling should be done to better understand water inflows and minimize their impact on production;

●	Some Surface for near surface targets along with underground drilling for resource delineation and extension; and

●	Tracking of Cooperativa progress to mitigate safety and resource risk.

The operation should conduct a thorough test stoping experiment to ensure the most economic balance between incomplete recovery and excessive dilution.

Underground operations that use three x 8 hour shifts typically lose much worker productivity due to excessive travel and break time over such a short shift. The current operation has an effective time of 5.5 hours per worker on an 8-hour shift. Consideration should be given to test a longer shift, say a schedule of 4 x 10 hours per week with three days off. With the same 2.5 hours of travel and break time, the effective time would increase to 7.5 hours per shift, resulting in an increase from 68% to 75% shift effectiveness or actual working time. The workers are apt to find that the longer days are harder, but that the three days off provide more rest on the balance of the week.

These recommendations have not been costed, as they represent changes to current practices that can be funded by existing operating budgets.

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Porco Mine

Certain portions of the following information are derived from and based on the technical report entitled “NI 43-101 Technical Report, Feasibility Study, Porco Mining Operations” that has an effective date of January 1, 2024, and was prepared by Richard Goodwin, P.Eng., Garth Kirkham, P. Geo., and Tad Crowie, P.Eng. (the “Porco Report”), and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Porco Mine, please refer to the Porco Report, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The disclosure in this Annual Information Form relating to the Porco Mine is qualified in its entirety by the full text of the Porco Report, which is incorporated by reference in this Annual Information Form. Terms not otherwise defined in this section have the respective meanings given to them in the Porco Report.

Introduction

JDS was commissioned by Santacruz Silver Mining Ltd. (Santacruz) to prepare a Technical Report in accordance with NI 43-101 for the Porco Project (Porco or the Project or the Mine) located in the Porco Municipality of the Antonio Quijarro Province, Bolivia.

The Porco Mine has been active for nearly 500 years and is currently producing Zinc/Silver and Lead/Silver concentrates. The complex consists of an underground mine, concentrator plant, maintenance workshop, tailing storage facility, water treatment plant, supplies warehouse, main office, two hospitals and Yancaviri Camp. Located 50 km southwest of Potosí City in Antonio Quijarro province, the mine is comprised of two underground mining sectors: Central and Hundimiento.

The Porco Report is the first declaration of resources and reserves, for the Porco base metals underground mining operation since its acquisition by Santacruz. The mine is fully operational at the time of the Porco Report’s preparation. The effective date of both the resource and the reserve is January 1, 2023, which is approximately 18 months before the report date. Production data for the calendar year 2023 has been included in Section 24 of the Porco Report under the heading “Other Relevant Data and Information” to show the depletion and typical replenishment of resources and reserves over a calendar year.

Ownership

On October 11, 2021, Santacruz entered into the Glencore Share Purchase Agreement with Glencore whereby Santacruz agreed to acquire a portfolio of Bolivian silver assets from Glencore, including the following: (a) a 45% interest in the Bolivar Mine and the Porco Mine, held through an unincorporated joint venture between Glencore’s wholly-owned subsidiary Contrato de Asociación Sociedad Minera Illapa S.A. (Illapa) and COMIBOL, a Bolivian state-owned entity; (b) a 100% interest in the Sinchi Wayra S.A. (Sinchi Wayra) business, which includes the producing Caballo Blanco mining complex; (c) the Soracaya Project; and (d) the San Lucas Group.

On March 18, 2022, Santacruz completed this purchase, including Glencore’s interest in the Porco Mine.

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Santacruz thus owns 100% of the two Bolivian operating companies Illapa and Sinchi Wayra, which in turn own 45% of the Bolivar Mine, 45% of the Porco Mine, and 100% of the Caballo Blanco mining complex.

Sinchi Wayra is the operating company for all three active mining operations, including the Porco mine.

The Porco Report is the first declaration of resources and reserves, for the Porco base metals underground (UG) mining operation since its acquisition by Santacruz.

History

Evidence of silver mining at Porco goes back to pre-Columbian times. Porco was a silver source for the Inca, later the Spanish, and others through the late 19th century. As the world silver market began to collapse in the 1880’s and early 1890’s, a major shift to tin mining began to meet the increased demand of the industrialized world. Wealthy tin barons in Bolivia held much influence in national politics until they were marginalized by the nationalization of the three largest tin mining companies following the 1952 revolution. Bolivian miners played a critical part in the country’s organized labor movement from the 1940s to the 1980s and continue to be an important stakeholder.

Porco became a resource of newly formed Bolivian Mining Corporation (COMIBOL), under whose management it operated until leased to private “Iris Mines” through subsidiary Compania Minera del Sur (COMSUR) in 1962. Emergency economic measures by the government in response to the international tin market crash in 1985 included massive layoffs of miners.

Porco Mine operates under the management of Sinchi Wayra S.A. (formerly COMSUR S.A.), under a joint venture agreement with the Bolivian government (COMIBOL) named Contrato de Asociación Sociedad Minera Illapa S.A. (Illapa) and (COMIBOL) entered this Joint Venture Agreement (the “Illapa JV”) on December 4, 2014, by virtue of Public Deed N° 1356/2014. The duration of the Illapa JV is 15 years, with the possibility of extending the term for the same duration. Under the Illapa JV, ownership is 55% COMIBOL and 45% Illapa. In the event of any disagreement, the Illapa JV has an arbitration clause with seat in La Paz, Bolivia, under UNCITRAL Rules.

On October 11, 2021, Santacruz entered into the Glencore Share Purchase Agreement with Glencore whereby Santacruz agreed to acquire a portfolio of Bolivian silver assets from Glencore. The Bolivian Assets include: (a) Glencore’s 45% interest in the Bolivar Mine and the Porco Mine, held through an unincorporated joint venture between Glencore’s wholly-owned subsidiary Illapa and COMIBOL, a Bolivian state-owned entity; (b) a 100% interest in the Sinchi Wayra business, which includes the producing Caballo Blanco mining complex; (c) the Soracaya Project; and (d) the San Lucas Group.

On March 18, 2022, Santacruz completed this purchase, including Glencore’s interest in the Caballo Blanco mining complex. The Caballo Blanco Mining Complex has continued to operate since that date under the management of Santacruz.

Sale of concentrates are subject to an Off-Take Agreement with Glencore International AG as buyer, under Contract N°180-13-14212-P, and Contract N°062-13-14190-P, both entered into in 2013, with all their addendums and amendments. These agreements are “evergreen” meaning that they are in effect through the life of mine.

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Figure 1-1: Project History

Source: Glencore (2021)

Geology and Mineralization

The Bolivar, Porco and Caballo Blanco deposits are located in the central part of the Eastern Cordillera, a thick sequence of Paleozoic marine siliciclastic and argillaceous sedimentary rocks deposited on the western margin of Gondwana and deformed in a fold-thrust belt. There were two major tectonic cycles in the Paleozoic: The Lower Paleozoic Famatinian cycle (the Tacsarian and Cordilleran cycles of Bolivia), and the Upper Paleozoic Gondwana cycle (Subandean cycle of Bolivia).

The Porco silver-zinc-tin deposit is located 35 km southwest of the Cerro Rico de Potosí deposit on the southeastern edge of the Los Frailes volcanic field. It was the first silver deposit discovered in Bolivia, with exploitation dating to pre-colonial times. The geology has been described by Sugaki et al. (1983), Cunningham et al. (1993, 1994a, b) and Jiménez et al. (1998).

The deposit is hosted by a north-south-elongated caldera that is 5.0 km x 3.0 km and formed at 12.0 ± 0.4 Ma with the eruption of the crystal-rich dacitic Porco Tuff. Well-defined topographic walls of the caldera cut Ordovician phyllites and Cretaceous sandstones. The 12.1 ± 0.4 Ma Apo Porco stock (4,886 masl) occurs on the southern margin of the caldera. Mineralization is associated with the younger 8.6 ± 0.3 Ma Huayna Porco stock (4,528 masl) in the center of the caldera. Radial dykes, alteration and metals are zoned around the stock. To the north, the Porco Tuff is overlain by the ignimbrites of the Los Frailes Formation dated at 6 to 9 Ma.

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Mineralization occurs in NNE to NE-trending veins that cut the Porco Tuff about 1 km east of the Huayna Porco stock. The deposit is zoned around the stock with cassiterite proximal to the stock and base metals, mainly sphalerite and galena, further away. The upper parts of the veins are silver-rich with pyrargyrite, acanthite and stephanite. The main structure is the San Antonio vein which strikes N10º - 30ºE and dips between 70º and 85º to the east. It is 300 m in vertical extent and 1.2 m to 2.0 m in width. To the south, the vein branches into the Oriente, Misericordia, and Santos veins, whose lengths vary between 500 m to 1,500 m. The main ore minerals are pyrite, sphalerite, galena, argentiferous galena, native silver, chalcopyrite, and arsenopyrite in a gangue of quartz. Other important structures are the Muestra Grande vein on Huayna Porco Hill, where the grade reached 2,300 g/t Ag (Sugaki et al., 1983), and the Rajo Zúñiga vein, which strikes N30ºE and dips 75º-80ºE. The latter vein, with widths between 1.0 m and 1.5 m, was exploited in a 100 m x 20 m open pit. This altered dacite-hosted vein is accompanied by associated veinlets and disseminations in the wall rock and consists of cassiterite, wolframite, galena, silver sulphosalts, and pyrite.

Metallurgical Testing and Mineral Processing

The processing plant at the Porco Mine has been operating since 1992. The recoveries used in the Porco Report are derived from the results of the plant operation over the period of August 2020 to July 2021. Porco mill: a lead concentrate and a zinc concentrate. While both concentrates pay for the metal they are named for and for silver, a lead concentrate does not pay for zinc contained and the zinc concentrate does not pay for lead contained, so these recoveries are not included when summarizing the total recoveries.

The results from this analysis can be found in Table 1-1.

Table 1-1: Recovery and Concentrate Grade Estimates

		Concentrates
Parameter	Unit	Lead Concentrate		Zinc Concentrate
		Company Feed	Toll Feed	Company Feed	Toll Feed
Zn Recovery	%	N/A	N/A	93	86
Pb Recovery	%	12.46*(Lead feed grade %) + 68.98	8.28*(Lead feed grade %) + 63.58	N/A	N/A
Ag Recovery	%	0.919 x (Silver Feed Grade) + 37.743	32	-0.0957 x (Silver Feed Grade) + 47.874	50
Parameter	Unit	Concentrates
		Lead Concentrate		Zinc Concentrate
		Company Feed	Toll Feed	Company Feed	Toll Feed
Concentrate Grade
Zn	%	12	12	50	50
Pb	%	51	56	0.39	0.55
Ag	g/t	6,480	2,900	273	310

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Mineral Resource Estimate

The Porco Mine is an “advanced property” and is a well-established, active mining operation. Glencore and subsequently Santacruz Silver has performed exploration and resource expansion drilling of 203 surface and underground drillholes at the Porco project since 2000 totalling 55,804.3 m. The 205 drillholes and 30,348 underground channels in the database were supplied in electronic format by Santacruz. This included collars, downhole surveys, lithology data and assay data (i.e., Ag g/t, Pb%, Zn%, Fe%).

Verification of the Porco drillhole and underground sample assay databases are primarily focused on silver, lead and zinc in addition to iron, arsenic, sulphur and tin. Sample databases were supplied in ExcelTM format and in LeapFrogTM. Checks against source data and assay certificates showed agreement. Statistical analyses used to investigate and identify errors were performed and resulted in minor issues. These have been corrected and it is recommended that a continued program of random “spot checking” the database against assay certificates be employed.

During the 2023 site visit, an extensive independent sampling verification plan was implemented with a total of 80 samples collected across from the Bolivar, Porco and Caballo Blanco operations. The Don Diego laboratory is an NB/ISO/IEC 17025:2018 accredited laboratory which performs all assay analyses for the mining and processing operations for Sinchi Wayra including Porco. The Don Diego laboratory in owned and operated by the Issuer, Santacruz.

Results of the verification samples indicates that the regression predictions perfectly fit the data meaning that the check sampling program successfully verified and validated the data and although, these results are not a complete audit of the laboratory, they do verify that the assay results are suitable for resource estimation purposes.

The geological and lithological solid domain models were supplied by Santacruz in both DatamineTM and LeapFrogTM which are both industry-leading software systems. The QP imported the multiple vein domains into a similar system called MineSightTM to verify solids volumes and ensure matching of the solids domains against the drillhole and sample database. Results confirmed location and extent of volumes are appropriate to resource estimation purposes.

Resource block models were supplied in DatamineTM format which is an industry recognized software system used for resource estimation. These models were then imported to MineSightTM for verification of the resource estimation. In addition, independent estimations were run using the verified sample data and vein domains employing inverse distance estimations to ensure reasonableness and verify the resources independently. Results illustrated good agreement between the original and verification models. Verification of the SG regression analysis was also performed by comparing measured versus calculated density values.

The mineral resources were estimated in conformity with CIM’s “Estimation of Mineral Resources and Mineral Reserves Best Practices Guidelines” (December 2019) and are reported in accordance with NI 43-101 guidelines. The Qualified Person evaluated the resource in order to ensure that it meets the condition of “reasonable prospects of eventual economic extraction” as suggested under NI 43-101. The criteria considered were confidence, continuity and economic cut-off. The resource listed below is considered to have “reasonable prospects of eventual economic extraction”.

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Table 1-2 shows the Mineral Resource Statement for the Porco deposit. This table illustrates the mineral resources defined within the Hundimiento and Central areas.

Table 1-2: Base-Case Total Mineral Resources at 11.2% ZnEq Cut-off

Total Porco 2023 Mineral Resources
Mine	Category	Tonnes (‘000)	Zn (%)	Pb (%)	Ag (g/t)
Porco	Measured	566	17.17	0.88	202
	Indicated	253	16.38	1.02	166
	Total M+I	819	16.92	0.92	191
	Inferred	1,007	15.16	0.92	117

Notes:

1)	The current Resource Estimate was prepared by Garth Kirkham, P.Geo., of Kirkham Geosystems Ltd.
2)	All mineral resources have been estimated in accordance with CIM definitions, as required under NI 43-101.
3)	The Mineral Resource Estimate was prepared using a 11.2% zinc equivalent cut-off grade. Cut-off grades were derived from $25.20/oz silver, $1.38/lb zinc and $1.20/lb lead, and process recoveries of 91% for zinc, 70% for lead, and 89.7% for silver. This cut-off grade was based on current smelter agreements and total OPEX costs of $120.22/t based on 2022 actual costs plus capital costs of $48.68/t, with process recoveries of 91.0% for zinc, 70.0% for lead, and 89.7% for silver. All prices are stated in $USD.
4)	An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
5)	Mineral resources are not mineral reserves until they have demonstrated economic viability. Mineral resource estimates do not account for a resource’s mineability, selectivity, mining loss, or dilution. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

Mineral Reserve Estimate

The January 1, 2023 reserve estimate represents the validation of Santacruz’s internally-generated mineral reserve estimate by QP Goodwin. All work on the reserve by the Santacruz mine design team and the validation exercises were done in DeswikTM. The following process was used for this work:

●	an NSR calculation and cut-off grade (COG) was developed by the QP using data provided by Santacruz;

●	the reserve estimation methodology was reviewed, checked, and approved by the QP;

●	mine technical staff prepared a Life of Mine Plan (LOM) for the deposits using the NSR and COG provided by the QP. The LOM plan was prepared specifically for this reserve estimation and does not include inferred resources; and

●	all LOM models were downloaded and reviewed by the QP for conformance to the methodology, proper application of the NSR cut-off grade, and correct application of agreed upon dilution and recovery factors.

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The QP is satisfied that this exercise resulted in a valid reserve determination. The Mineral Reserve Estimate for Porco Mine is shown in Table 1-3.

Table 1-3: Mineral Reserve Estimate for Porco Mine (January 1, 2023)

Mine	Category	Tonnes	Zn (%)	Pb (%)	Ag (g/t)
Hundimiento	Proven	95,647	10.35	0.73	208
	Probable	48,381	11.99	0.94	192
	Total	144,028	10.90	0.80	203
Central	Proven	66,202	15.67	0.61	143
	Probable	108,943	13.30	0.69	120
	Total	175,145	14.19	0.66	129
Total Porco	Proven	161,849	12.53	0.68	181
	Probable	157,323	12.90	0.77	142
	Total	319,172	12.71	0.72	162

Mining

The active production originates from two main areas; Hundimiento and Central zones. Each mineralized zone employs one of two mining methods based on vein and surrounding ground characteristics. The Porco deposit consists of multiple, relatively thin high-grade veins. The mining methods used vary according to the continuity, dip, and width of these veins. Current mining methods employed include sublevel longhole stoping with backfill, shrinkage stoping

●	“Hundimiento” is the more modern section of the mine and is developed mostly with trackless methods using an access ramp to move men and materials between levels. The mineralized zones are predominantly wider and steeper dipping thus, stoping utilizes mechanized sub level stoping with backfill. Some shrinkage stoping is also done in this area where applicable. All waste rock stays in the mine; and

●	“Central” utilizes conventional shrinkage mining exclusively. Veins are generally thin and high grade and the wall rock competent. Mineralized material is hauled via rail on each active level to the shaft for hoisting to surface. Levels are spaced at a nominal 45 m and level connections are via manway raises and the main shaft. All waste rock stays in the mine.

Currently each mining area provides roughly 50% of the total mine production.

Then Long hole method of stoping which is used in the Hundimiento zone uses mechanized and trackless equipment to prepare each stoping block (Figure 1-2). It begins with driving two main levels 45 m vertically apart with a section of 3.0 m x 3.5 m with their respective counter galleries and entrances every 40 m (section 3.0 m x 3.0 m).

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Figure 1-2: Typical Sublevel Stoping Layout

Source: Sinchi Wayra (2022)

Shrinkage is stoping method used in the Central zone with smaller stope dimensions to allow rapid mining of smaller stopes and less mineral inventory stored in the stope (Figure 1-3). Dimensions of each panel are 15 m long and 20 m high.

Figure 1-3: Typical Long Section of Shrinkage Stope

Source: Sinchi Wayra (2022)

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Shrinkage is used in veins with dips greater than 45° and with widths less than one meter and geomechanical characteristics of the rock mass of regular quality in relation to the hanging and footwalls of the vein.

The mine employs the following mining equipment:

●	two Resemin Muki FF single boom jumbo rigs with a power of 75 HP that drill between 2.40 and 3.0 m long holes. They are generally used for secondary development (horizontal vein developments) to prepare sublevels whose nominal dimensions are 3.0 m x 3.5 m;

●	two Resemin Small Bolter 77 units to install rockbolts and mesh. These units have a power of 75 HP with a drilling capacity of 3.0 m;

●	two Resemin Raptor Mini DH drills for drilling long holes using the “Sub Level Stoping” method. These have a drill range of 15 m;

●	six scooptrams ranging in size from 1 to 2 yd3 bucket capacity; and

●	Three Dux DT12 8 t trucks and two Trident 6 t trucks.

Total Mine Production in 2022 is shown in Table 1-4.

Table 1-4: Total Mine Production in 2022

Total
Production (tonnes)	181,153
Waste rock (tonnes)	45,710
Backfill Hauled (tonnes)
Zinc (%)	7.10
Lead (%)	0.62
Silver (g/t)	118
Primary Devt Horizontal (m)	1,621
Primary Devt Vertical (m)	335
Secondary Devt Horizontal (m)	4,796
Secondary Devt Vertical (m)	1,643

Source: Santacruz (2023)

Total Manpower at the mine site including Mine, Plant, Maintenance, Services, and General and administrative in 2022 totaled 618 people consisting of 358 direct employees and 260 contractors. In the breakout table below, the contractors fill mostly the services roles.

Table 1-5: List of Mine Personnel

Mine	243
Plant	44
Engineering and Maintenance	38
General & Administrative	33
Contractors	260
Total	618

Mining in the upper areas, and adjacent to active mining operations, is carried out by “Cooperativas”. These groups are independent miners with which Illapa has informal agreements allowing them to mine certain areas of the deposit. Ore mined under this agreement is processed at the Porco plant on a toll basis. In 2013, it was agreed that Contrato de Asociación Sociedad Minera Illapa S.A. would exploit the levels lower than elevations 4,213 and 4,225, in the central zone. However, members of the Cooperatives regularly violate the agreement and access active mining areas below these agreed boundaries, which is both a safety and production issue. As well, environmental licenses and controls are not in place for Cooperatives and little or nothing is done to regulate the environment in their work areas.

The production from cooperative mined areas is separate from that planned and exploited by Illapa. The Cooperative system is one method to reduce illegal activity and have some positive influence on operating standards and control over areas being mined, however the impacts of blocked mine access, unauthorized entry, and activities in active mining areas remain significant.

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Recovery Methods

The Porco Mill, which has two sources of feed (company feed and toll feed), has been in production since 1992. The mill processes the company and toll feeds separately.

The mill uses a crushing, grinding, and flotation flowsheet to recover a lead concentrate and a zinc concentrate. Both concentrates are sold to Glencore by overseas shipment through Antafagasta Chile. The zinc concentrate is shipped as a bulk product. The lead concentrate, due to local laws, is bagged prior to shipping.

The mill generally separates company and toll feed into different days, but there are a few days where the feed is processed on the same day, with a shutdown in between to separate them.

The feed grades for the company feed are measured as is typical for a processing plant, by taking samples from the process at the cyclone overflow and performing a reconciliation each month based on concentrate produced and tailings samples. The toll ore has extra sampling as part of the contract with the local minors. The ore is received by San Lucas, often in 1-2 t lots, where it is weighed and sampled. The ore is combined on a toll feed stockpile to be fed to the mill. The toll feed follows the same sampling and reconciliation procedure as the company ore.

The plant flowsheet for the Porco mill, which can be seen in Figure 1-4, is a typical differential flotation circuit to produce lead and zinc concentrates.

The ore is crushed in preparation for feed to the grinding circuit. The grinding circuit utilizes a SAG/Ball mill combination to grind the feed to a P80 of 100 µm.

The flotation circuit recovers both lead and zinc to a bulk concentrate. The bulk concentrate then undergoes cleaner flotation to remove a lead concentrate. The tailings from the lead cleaning circuit becomes the zinc concentrate. Both of the concentrates are filtered for shipping to the smelter. The lead concentrate is bagged for shipping, while the zinc concentrate is shipped bulk in trucks.

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Figure 1-4: Porco Mill Flowsheet

Source: Glencore (2021)

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Infrastructure

The industrial complex for the Porco operation comprises both mine portals, the processing plant, and all services to support mining and processing, as detailed on Figure 1-5. This includes:

●	Various technical, administrative offices, and mine operations office;

●	Maintenance facilities for all surface and underground equipment;

●	Surface stockpiles;

●	Warehousing facilities for mine and processing supplies, including reagents;

●	A dining hall for technical and administrative staff;

●	A first aid station;

●	Fuel storage and a refilling station;

●	A one million liter water storage tank;

●	An explosives magazine;

●	Water treatment; and

●	Mine services, such as a mine dry, power, water supply, and compressed air.

The industrial site is gated and has a security force.

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Figure 1-5: Industrial Complex of the Porco Mining Operation

Source: Santacruz (2023)

The Yancaviri camp area is located approximately 5 km from the industrial area of the Porco Mine operation and approximately 2 km from the town of Agua de Castilla (Figure 1-6).

The camp provides housing for technical staff of the operation and visitors. It is equipped with a cookhouse and dining hall, gymnasium and basketball court (Figure 1-7).

The camp site also houses the concentrate storage facility and the railway loadout for concentrate shipment.

The Yancaviri is also gated with a security force.

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Figure 1-6: Yancaviri Camp Site, Porco, and Agua de Castilla Townsites.

Carretera a Uyuni
Diques Antiguos
Camino Camp. Yancaviri
Camino Porco – A. Castilla
Camino Mina Porco
1
2
3
4
5
1. Yancaviri Camp
2. Concentrate Storage
3. Town of Porco
4. Town of Agua de Castilla
5. Dam D

Source: Santacruz (2023)

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Figure 1-7: Details of Yancaviri Camp Facilities

8. Material Storage
9. Control gate
1. Staff Housing
2. Cookhouse and Dining Hall
3. Wally Gymnasium and Court
4. Concentrate Storage
5. Warehouse
6. Railway Loadout
7. Water Catchment Pond
1
2
3
4
5
6
7
8
9

Source: Santacruz (2023)

Environment and Permitting

Environmental Considerations

Responsible environmental management is a critical part of Santacruz’s license to operate and our responsible, compliant operation of Bolivian Assets has continued for the last 30 years. Environmental compliance with national laws and regulations is the basis of Santacruz’s environmental management system and is governed by a framework of oversight by the relevant Environmental Authority. Its environmental commitments are reported to the authorities annually in an Environmental Monitoring Report, which summarizes environmental management of its operations under applicable laws and regulations.

Waste and Water Management

Waste management is an important part of Santacruz’s Comprehensive Environmental Management, which includes a waste management plan to classify, handle, and store waste separately for proper disposal or treatment. Waste management complies with Environmental Law No. 1333, its Regulations on Solid Waste Management, and its supplementary regulations, focusing primarily on the sectoral requirements of the Environmental Regulation for Mining Activities for waste rock and tailings.

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Solid Waste

There are a total of 9 tailings dams at the Porco mine. Eight of the tailings dams have been decommissioned. All of the tailings facilities are inspected regularly and maintained to the standards set out by the Canadian Dam Association guidelines. Dams are under the supervision of engineers from AMEC (now Wood Engineering) and regular external audits are conducted by a third-party engineering firm.

The active Tailings Storage Facility (dam “D”) began operations on March 3, 1998. Initially designed by AGRA Earth & Environmental Ltda. For the first two phases., and AMEC for the current active expansion. The facility meets current international standards. The impoundment is of downstream construction and the dam lined with 60 mil HDPE. A system of well and piezometers are in place to monitor the facility’s performance. Construction of Phase VI begun in 2018 was completed in 2019 and included recommended work to reinforce areas of the foundation. Another expansion was completed in 2021, and construction of the next expansion was completed in 2025.

Tailings are discharged along the inside face of the dam at 25-29% solids, forming a tailings beach for additional support, and keeping the water away from the dam. The water reclaim system consists of a barge mounted pump system to form a closed loop with the process plant. The site is zero discharge. There exists capacity to contain all tailings to be generated by processing the stated reserves.

Water Management

Water management has been identified as the most critical environmental area. Water is a shared resource of high social, environmental, and economic value, which is also a critical component of Santacruz’s mining and metallurgical activities. Mining operations are located in the Bolivian Highlands, in areas with low precipitation, high evapotranspiration, and threats of drought.

Porco Mine is a zero-discharge operation. The mine produces about 35 liters/s excess water, which combined with that precipitation captured in the Tailings Storage Facility makes up 85% of the fresh water supply and is the major source for Industrial make-up water. Treated discharge is reused for drilling and dust suppression water underground and the process plant uses mine water combined with reclaim from the Tailings Storage Facility. Porco Mine has permits in place for maximum water needed, however limits the use of fresh makeup water from the Jalsuri spring to potable needs at campsite and offices, and to prepare certain reagents.

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Figure 1-8: Porco Mine Water Balance

Extracted water	Discharged water	Recycled/ Used water	Stored water
2020	639,948	0	448,974	115,000
2021	620,088	0	765,493	101,236
2022	625,517	0	493,906	402,341

Source: Sustainability Report, Sinchi Wayra (2022)

Permitting

Santacruz Silver operates the Porco mine as a joint venture with the Bolivian Government (COMIBOL).The structure of the contract with COMIBOL is a “Partnership Contract governing Bolivar and Porco Mines (CA-MBP), and its purpose is to develop and implement a mining operation for the treatment of the existing mineralogical reserves and resources in the Bolívar and Porco Mines, by the exploitation, preparation, beneficiation and sale of mineral concentrates. Contrato de Asociación Sociedad Minera Illapa S.A. is authorized as operator and responsible of executing on behalf of COMIBOL, all the operations and activities of the association contract. The shares of CA-MBP are 55% for COMIBOL and 45% for Contrato de Asociación Sociedad Minera Illapa S.A.” This renewable agreement expires in 2028.

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Mining Contracts that grant the right to the subsoil mining resource are granted by the Mining Administrative Jurisdictional Authority (AJAM) over the ATE mining areas, and a contract is granted for each area or contiguous group of areas. Recent changes to the laws and government personnel have pushed Santacruz contract updates into a transitionary period waiting for final signatures and approvals. Santacruz holds Special Transitory Authorizations for each contract area which are officially designated “Mining Administrative Contracts for Adaptation”. As of the effective date, approximately half of the applications have been transitioned, and the remainder fall under Article 187 of Law No. 535 on Mining and Metallurgy, which states:

ARTICLE 187. (CONTINUITY OF MINING ACTIVITIES). Holders of Special Transitory Authorizations to be adapted or in the process of adaptation will continue their mining activities, with all the effects of their acquired or pre- constituted rights until the conclusion of the adaptation procedure.

Santacruz has fully complied with this administrative procedure and is waiting for the Mining Administrative Authority to issue the relevant documents. It should be noted that this public entity has a considerable delay in the issuance of these documents.

Environmental Licenses have been formally granted to allow operation for all mining activity, by the Ministry of Environment and Water. The following table shows the licenses held by Santacruz:

Table 1-6: Environmental Licenses Held by Santacruz

Operation	License
Bolívar	040603-02-da-0324/14
Porco	051203-02-da-0031/14
Caballo Blanco – Colquechaquita Mine	050101-02-da-131/11
Caballo Blanco – Mina Reserva and Tres Amigos	050101-02-da-561/11
Caballo Blanco – Don Diego Concentrator Plant	050302-02-da-003/2024
Caballo Blanco – San Lorenzo Mine	050101-02-da-005/06
Comco	050101-02-da-006/09
Soracaya	050801-02-CD-C3-002/2017
Aroifilla Thermoelectric Plant	050101-04-da-007/2023
Yocalla Hydroelectric Plant	050103-05-da-006/2023

Community Relations

Santacruz mining projects are mostly well-established operations with a long history and a developed infrastructure, which provide direct benefits to employees and supporting businesses. However, the mines are located in rural to semirural areas in which the surrounding mostly agricultural communities can benefit from each operation only indirectly or through company outreach. Santacruz supports these communities by addressing services that are lacking, and helping to create value with economic development programs, and other forms of support.

A key player connected with all Bolivian Mines and surrounding areas are the mining cooperatives which are organized independent mining entities, some quite capable and organized with their own equipment. Recognized by the government as a valid economic activity for local development, they conduct their activities in abandoned mines or expropriating active mines, which can pose risks to business. The relationship is not completely one-sided as the Cooperatives sell mineralized material to process their product, thus mechanisms are in place to face possible subjugations, protect mine employees and the communities.

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The Porco operation has dealt and continues to deal with both mining cooperatives and illegal miners, particularly those working in and around the Santacruz operation. Some of these cooperatives are legitimate entities under agreement with Santacruz to exploit the near surface areas of the Porco deposit. Therefor cooperatives share mine access with Santacruz workers. From 2013, it was agreed that Contrato de Asociación Sociedad Minera Illapa S.A. would exploit the levels lower than levels 4,213 and 4,225, in the central area and Hundimiento zone, respectively. However, members of the cooperatives regularly violate the agreement and access active Santacruz areas, which at times can endanger the safety of Santacruz personnel and infrastructure.

Much effort has been spent to successfully control this risk, with agreements put in place with large cooperatives to purchase their mineral. However, the influx of illegal miners who are less likely to negotiate is a constant risk to safe and productive operations.

Porco

Porco is a completely self-contained industrial center which supports the two main processes of mineral exploitation and concentration. There also exist on site, management, maintenance, transportation and sales support. Porco has been a mining area since colonial times, and mining is its main source of income. It is inhabited by civilians with outside sources of income, cooperative miners, and Santacruz workers with their families. The company works closely with the local populations, the most important being Porco and Agua de Castilla, as well as other smaller, satellite communities. Two cooperatives also work at, and adjacent to, Santacruz operations.

Figure 1-9: Porco Surrounding Communities

Source: Sustainability Report, Sinchi Wayra (2022)

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Figure 1-10: Porco Community Investment

Source: Sustainability Report, Sinchi Wayra (2022)

Mine Closure

Closure Planning for Operations has social, economic, workforce, and environmental impacts, so conceptual closure plans are shared with communities. Santacruz’s goal is to recover areas by establishing a healthy ecosystem capable of sustaining productive land use, ensuring the best possible environmental conditions, including physical, chemical, biological, and ecosystem aspects, at closure. Environmental superintendents are responsible for monitoring the environmental closure planning, and periodic reviews of these plans are conducted, including surveys of areas and activities to adjust financial provisions for closure.

Land Use and Rehabilitation - environmental challenges related to biodiversity protection, soil restoration, and land use, are addressed through dialogue with stakeholders, including local communities and relevant authorities. Our comprehensive environmental management focuses on minimizing disturbed areas. In 2022, Santacruz managed a total of 6,600 hectares of land covered by Temporary Special Authorizations (ATEs) granted by the Mining Administrative Jurisdiction Authority (AJAM), under leasing contracts with the Government through COMIBOL. However, Santacruz’s processing activities, services, and related infrastructure (industrial area) currently occupy only 400.5 hectares of land, including areas of previous mining operations and other areas with environmental closure located within the properties Santacruz manage.

In 2022, Santacruz continued with the reforestation plan in the Queaqueani Dam area, in accordance with an agreement with the community of the same name, and significant progress was made in the progressive closure of the old tailings facilities at the Don Diego Concentrator Plant.

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Capital and Operating Cost Estimates

Capital Costs

The Porco Mine has been in continuous operation for many years. There will be, as the reserve is expanded and developed, the need for step changes in mine access, production or haulage methods, that may require large capital outlays. These will be financially justified as needed. However, the capital needs for continued operation to exploit the remaining reserves is limited to Primary mine development, Capital equipment rebuilds and replacements, and Tailing Storage Facility expansions. Average annual capital has been and is projected to be in the 4 to 5 million USD range. The historic total capital requirement for all the Bolivian operations is shown in Table 1-7. Porco’s projected capital requirements for 2023 to 2027 is shown on Table 1-8.

Table 1-7: Actual Combined Capital Requirement for All Bolivian Operations, 2017 to 2022 ($M)

	2017	2018	2019	2020	2021	2022
Bolivar	8.8	13.7	13.7	6.3	11.3	10.2
Porco	3.0	8.8	8.4	3.6	5.3	3.1
Reserva	1.3	2.4	2.1	2.0	4.3	3.5
	2017	2018	2019	2020	2021	2022
Tres Amigos	2.1	2.6	1.5	1.8	2.2	3.0
Don Diego	0.9	6.9	1.4	0.9	1.1	1.2
Colquechaquita	1.2	2.0	1.4	1.0	3.0	2.5
La Paz	3.3	0.6	0.3	0.4	0.2	0.7
Soracaya	0.5	2.1	0.2	0.1
San Lucas	0.8	0.0	0.0	0.1	0.4
Total	21.8	39.0	28.5	16.3	27.8	24.3

Table 1-8: Projected Capital Requirement for Porco Operations, 2023 to 2027 ($M)

	2023	2024	2025	2026	2027
Engineering/Admin			0.1	0.0
Safety/Environmental			0.2	2.0
Mobile Equipment/Maintenance			0.9	1.8	1.2
Plant	0.3	0.5	0.3	0.3	0.2
Exploration		0.0	0.4	0.2	0.2
Primary Development			1.4	1.7	2.4
Total		2.9	6.4	4.1	2.5

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Recurring exploration and primary development costs have been included in the COG calculations to better anticipate and account for total costs and make the COG more meaningful for reserve estimation and mine planning.

Operating Costs

Costs used for Cut-off grade analysis were taken from actual costs for 2022. The actual cost of corporate G&A was allocated to each of the businesses.

Table 1-9: Unit Operating Costs ($/t)

Mine	94.68
Mine Operations	16.06
Mine Maintenance	58.85
Indirect	19.78
Plant	15.04
Warehouse	1.94
G&A	13.36
Total	125.02

Source: Santacruz (2023)

Mine operations include direct costs of mining, including labor, energy, materials, and services.

Mine Equipment Maintenance Costs includes maintenance to all equipment related to direct development, exploitation and haulage, as well as service equipment such as pumping, ventilation, winches, etc.

Indirect costs would include Site Management, Technical services, Site Administration, Environmental and Social, Safety and Security.

Plant costs include direct Beneficiation costs as well as plant maintenance, and indirect costs. Warehouse costs refer to Concentrate handling and storage.

General and Administration includes allocated Bolivian corporate costs.

Economic Analysis

Result

The Reserve Estimate was generated using actual costs experienced during a stable production period following the change in management after the purchase of the mine by Santacruz Silver (2022 and beginning of 2023). Actual costs were used for mine operating, concentrate overland transport, port costs, and shipping as well as smelting fees, payment terms, and penalty charges. A simplified Cash flow model was built to model the costs and conditions used to generate the Reserve estimates stated in the Porco Report.

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The Porco Mine is part of a multi-operation business. However, the Economic model treats it as a separate financial entity with Bolivian corporate costs allocated for the analysis. As well, the operation is subject to a partnership with the Bolivian Government (COMIBOL), but the financial modelling examines the value of the operation on a 100% basis to support the Reserve statement.

The Porco Mine has been in continuous operation for over 500 years and the deposit is a network of relatively narrow veins. These two aspects drive the normal exploitation process of the mine, where inferred resources are converted and exploited in the same budget year. Resources are generally proven-up by drifting and sampling instead of drilling. Therefor normal budgeting and mine planning includes resources outside of the Reserve estimate.

For the current exercise in the Porco Report, only Proven and Probable reserves are included in financial evaluation, so the production schedule represents the depletion of these reserves at average grade and current production rates. The context of the production schedule exploits the Proven and Probable reserves as part of a continuous operation and as such does not include the closure activities.

Table 1-10: Production Forecast – Mining and Processing

	Unit	2023	2024
Mine Production
Tonnes Mined	(DMT)	197,400	121,772
Tonnes Processed	(DMT)	197,400	121,772
Head Grades
Zinc	(%)	12.71	12.71
Lead	(%)	0.72	0.72
Silver	gr/t	162	162

Metallurgical recoveries and concentrate qualities are actual for the times and head grades that were actually mined. These parameters will necessarily be conservative considering the higher grades in the production schedule.

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Table 1-11: Production Forecast - Concentrate

	Unit	2023	2024
Concentrates
Zinc	(DMT)	46,279	28,548
Zn Conc. Grade	(%)	51	51
Ag (in Zinc)	gr/t	266	266
Zn Recovery	(%)	94	94
Ag (in Zinc)	(%)	38	38
Lead	(DMT)	1,984	2,444
Pb Conc. Grade	(%)	54	27
Ag (in lead)	gr/t	8,069	4,049
	Unit	2023	2024
Pb Recovery	(%)	76	76
Ag (in Lead)	(%)	50	50
Metal Recovery
Zinc	(FMT)	24,000	15,000
Silver (in Zinc)	(FOT)	395,000	244,000
Lead	(FMT)	1,000	1,000
Silver (in Lead)	(FOT)	515,000	318,000
Silver (Total)	(FOT)	910,000	562,000

Notes:

FMT = Fine Metric Tonnes; DMT = Dry Metric Tonnes; FOT = Fine Ounces Troy

That same logic follows to the net revenue generation (Table 1-12) which includes smelter charges and penalty fees.

Table 1-12: Revenue and Cost Projection ($M)

	Unit	2023	2024
Payable Metal Revenue
Zinc		60	37
Metallurgical Deduction		9	6
Gross Payable Zinc		50	31
Lead		2	1
Metallurgical Deduction		0	0
Gross Payable Lead		2	1
Silver		19	12
Metallurgical Deduction in Zinc		5	4
Metallurgical Deduction in Lead		1	0
Gross Payable Silver		14	8
Gross Revenue (Total)		67	40
Smelter Charges and Penalties
Treatment charges Zn	(USD/t)	230	277
Treatment charges Zn		11	8
Treatment charges Pb	(USD/t)	130	133
Treatment charges Pb		0	0
Penalties in Zn	(USD/t)	3	7
Penalties in Zn		0	0
Unit		2023	2024
Penalties in Lead	(USD/t)	0	13
Penalties in Lead		0	0
Refining Charges in Pb	(USD/FOZ)	1	1
Refining Charges in Pb		1	0
Smelter Fees and Penalties		12	9
Net Revenue		55	31
Operating Costs
Production Costs		22	14
Cost of Sales
Rail Freight Zn			3
Rail Freight Pb			0
Port Expenses Zn		2	1
Port Expenses Pb			0
Rollback Fee Zn		4	2
Rollback Fee Pb		0	0
Concentrate Freight and Port Costs		7	7
Mine Royalty		4	3
Communities and Unions		1	2
Total Cost of Sales		34	25

Depreciation is a product of previous operation and annual capital expenditure incurred for the exploitation of the reserve tonnage. Capital is limited to that required to support mining, processing, and tailing storage for the reserve. Corporate G&A is that part of the in-country costs allocated to the Porco mine.

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Table 1-13: Cashflow Projection ($M)

	2023	2024
Income Statement
Net Revenue	55	31
Production Costs	(22)	(14)
Selling Costs	(12)	(12)
Depreciation	(2)	(3)
Gross Profit	20	3
Corporate G&A	(2)	(1)
Corporate Administrative Expenses	(2)	(1)
	2023	2024
Operating Profit	18	2
EBIT	18	2
Income Tax Expense (CIT)	(6.6)	(0.7)
Net Gain/(Loss) for the Year	11	1
Cashflow Statement
Cash from Operations Activities
Net Income	11	1
Depreciation	2	3
Subtotal	13	4
Cash from Investing Activities
Sustaining Capital Expenditure	(2)	-
Subtotal	(2)	-
Cash Balance
Beginning	-	10
Change in Cash	10	4
Ending	10	14

Income Tax is 37.5% of the EBIT. As seen, the operations generate a positive cash flow after tax upon exploitation of the stated reserve at the metal prices used to generate the reserve.

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Sensitivities

A univariate sensitivity analysis was performed to examine which factors most affect the Porco Mine economics when acting independently of all other cost and revenue factors. Each variable evaluated was tested using the same percentage range of variation, from -20% to +20%, although some variables may experience significantly larger or smaller percentage fluctuations over the LOM. For instance, the metal prices were evaluated at a ±20% range to the base case, while the capex and all other variables remained constant. This may not be truly representative of market scenarios, as metal prices may not fluctuate in a similar trend. The variables examined in this analysis are those commonly considered in similar studies – their selection for examination does not reflect any particular uncertainty.

Notwithstanding the above noted limitations to the sensitivity analysis, which are common to studies of this sort, the analysis revealed that Porco Mine is most sensitive to metal pricing. The Porco Mine showed the least sensitivity to capital costs. Figure 1-11 shows the results of the sensitivity analysis.

Figure 1-11: Univariate Sensitivities

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Observations, Risks, Opportunities and Recommendations

Observations

The Porco Mine consists of two separate mining zones that essentially function as separate mines, the Hundimiento and Central, that feed ore to a single processing plant on site to produce zinc and lead concentrates. Sinchi Wayra S.A. owns and operates all facets of the Porco business, which is in turn owned by Santacruz.

The QPs found that Porco is a well-managed operation that should be capable of sustaining profitable operations for many years to come in the same fashion as it has operated for the past several years.

The reserves were found to be estimated correctly using industry-standard techniques and procedures and industry-standard software by diligent and competent professionals.

The mine has an ample provision of skilled workers. Typical and reasonable ore control systems were in place, but it is possible that the results could be improved with a closer attention to appropriate mining widths, minimizing them wherever possible to minimize dilution.

The single greatest challenge to the operation is the incessant trespassing of illegal miners into the active mining operations. This results in damage of mine equipment (often disrupting the ventilation system), disruption to scheduling, loss of revenue, and poses a real threat to the safety of the workers. How this situation can be ameliorated or prevented is beyond the scope of this document and the cultural awareness of the authors. However, it should be noted that this situation is ongoing and, as such, all production and economic results contained in the Porco Report are inclusive of this threat and impediment.

This threat also forces the mine to minimize its resources and reserves. Both require development for expansion, and while a typical mine provides adequate development ahead of production. A typical mine provides adequate development ahead of production for ore definition and proper scheduling. However, the Porco Mine minimizes open development to provide less opportunity for the illegal miners to access and illegally extract its ore. As a result, the operation runs very “hand to mouth” with respect to both access development and resources / reserves. This is demonstrated by the forward planning; 37% of the 2023 schedule was based on inferred resources.

It is difficult to estimate the ability of the mining fleet to execute the mine plan, as industry- standard availability and utilization factors are not tracked by unit or even unit type.

The processing facility at the Porco Mine appears to be well run and in good condition.

Risks

The following Risks were identified for the Porco Mine:

●	Geological interpretations may be subjective and may result in the location and extent of some of the mineralized structure although as the Porco mine is comprised of well constrained veins, this risk is minimal;

●	As vein thicknesses are narrow, resources may be sensitive to dilution although the relative high grades that exist at the Porco mine are successful mitigating such risks to date;

●	Varying resource classification methods and criteria may vary as more data is considered;

●	There is no guarantee that further drilling will result in additional resources or increased classification;

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●	Lower commodity prices will change size and grade of the potential targets;

●	Further work may disprove previous models and therefore result in condemnation of targets and potential negative economic outcomes;

●	The single greatest risk to the Porco Mine is the activity that is prevalent throughout the region related to Cooperativas and artisanal miners may cause issues for access and for reasonable prospects of eventual economic extraction and may condemn or reduce resources and reserves in those areas and can drastically impact mine planning and scheduling;

●	The current political and socio-economic climate in Bolivia poses risks and uncertainties that could delay or even stop development as reported within the Fraser Institute Annual Report 2022 where Bolivia ranks very low in many non-technical metrics. Bolivia has been ranked consistently low for the past five years and ranks in the lower quartile on all metrics that gauge risk and uncertainty. It is difficult to gauge or qualify the level or extents of the risks however, all companies working in Bolivia must continue to be aware of the potential risks and develop mitigation strategies. A significant risk related to the Santacruz Bolivian mineral assets and in particular the mineral resources and mineral reserves is the significant artisanal activity that continues to exist. This activity is not only a socio-economic risk but also affects access to resources and reserves along with potential sterilization of mineral resources;

●	Lower commodity pricing will change the size and grade of potential targets;

●	Ability to replace mined reserves on an annual basis; and

●	Maintenance of permitting.

●	As the mines continues to expand to depth, the following aspects of mine operations will be challenged:

●	Worker travel time (reduced time at the face);

●	Dewatering inflow quantities, infrastructure and costs; and

●	Ventilation system needs and costs.

As the ore is conveyed by shaft for both mines, and most of the remaining reserve at depth, this could be very impactful on future operations. The shaft will ultimately require extension to depth or trackless equipment will be required to haul the ore to the shaft bottom.

Opportunities

Project opportunities include:

●	A systematic exploration program could provide an excellent opportunity for successfully uncovering new discoveries;

●	An increased understanding and derivation of alternative theories may result in further discovery and expansion for the Porco Mine;

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●	A hydrogeological study could help the operation to better characterize and understand water inflows, aiding design work and planning to reduce the impact of major seasonal inflows;

●	Higher commodity prices will change size and grade of the potential targets; and

●	Potential for expansion and classification upgrade of resources as mining activities progress.

The primary opportunity to the mine is to somehow contain or eliminate the illegal miner situation. This would allow for more predictable scheduling and operations, the ability to expand the resources and reserves, reduce operating costs, and improve the safety of all personnel.

The grade to the mill could be improved the grade to the mill by incorporating a mine dilution control program. As is typical with all narrow width mining, dilution is very sensitive to the mined widths of veins, which must be kept at minimum to accommodate equipment widths. Often, however, veins are over-mined to ensure complete recovery of the ore. This practice significantly increases dilution due to overbreak of the hangingwall and footwall.

Recommendations

To advance the Porco Mine and further evaluate the potential additional veins and increase resources thereby displacing depletion due to ongoing mining activities, the following is recommended:

●	Regional exploration for identification of new veins;

●	Incorporate structural interpretations to assist regional understanding;

●	Analysis of thickness and grade-thickness profiles for resource targeting and predictive dilution study;

●	Investigate geo-metallurgical characteristics; and

●	Hydrogeological study and modelling should be done to better understand water inflows and minimize their impact on production.

Some surface or near surface targets along with underground drilling for resource delineation and extension. As is typical with all narrow width mining, dilution is very sensitive to the mined widths of veins. Often veins are over-mined to ensure complete recovery, but this practice comes with significantly increased dilution due to overbreak of the hangingwall and footwall. The operation should conduct a thorough test stoping experiment to ensure the most economic balance between incomplete recovery and excessive dilution.

Availability and utilization factors should be tracked, calculated, and reported for all mining equipment. This information should be used as a management tool to determine which units should be rebuilt or replaced and to avoid or minimize usage of the units with the highest operating costs.

The activities of both Cooperativas and illegal miners must continue to be monitored and action taken to understand and, to whatever extent is possible, control their activities to mitigate safety concerns for the workers reduction to the resources and/or reserves, to avoid disruption of the mine plan.

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These recommendations have not been costed, as they represent changes to current practices that can be funded by existing operating budgets.

Caballo Blanco

Certain portions of the following information are derived from and based on the technical report entitled “NI 43-101 Technical Report Caballo Mining Operations, near Potosi Bolivia” that has an effective date of January 1, 2024, and was prepared by Richard Goodwin, P.Eng., Garth Kirkham, P. Geo., and Tad Crowie, P.Eng. (the “Caballo Blanco Report”), and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Caballo Blanco Mine, please refer to the Caballo Blanco Report, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The disclosure in this Annual Information Form relating to the Caballo Blanco Mine is qualified in its entirety by the full text of the Caballo Blanco Report, which is incorporated by reference in this Annual Information Form. Terms not otherwise defined in this section have the respective meanings given to them in the Caballo Blanco Report.

Introduction

JDS was commissioned by Santacruz Silver Mining Ltd. (Santacruz) to carry out a Technical Report for the Caballo Blanco operation (Caballo Blanco or CB) located in the state of Potosi, Bolivia.

Caballo Blanco has three operating mines: the Reserva, Colquechaquita, and Tres Amigos. All mined ore feeds the Don Diego processing plant.

The Caballo Blanco Report is the first declaration of resources and reserves, for the Caballo Blanco base metals underground mining operation since its acquisition by Santacruz The mine is fully operational at the time of the Caballo Blanco Report preparation. The effective date of both the resource and the reserve is January 1, 2023, which is approximately 18 months before the report date. Production data for the calendar year 2023 has been included in Section 24 of the Caballo Blanco Report under the heading “Other Relevant Data and Information” to show the depletion and typical replenishment of resources and reserves over a calendar year.

Ownership

On October 11, 2021, Santacruz entered into the Glencore Share Purchase Agreement with Glencore whereby Santacruz agreed to acquire a portfolio of Bolivian silver assets from Glencore, including the following: (a) a 45% interest in the Bolivar Mine and the Porco Mine, held through an unincorporated joint venture between Glencore’s wholly-owned subsidiary Contrato de Asociación Sociedad Minera Illapa S.A. (Illapa) and COMIBOL, a Bolivian state-owned entity; (b) a 100% interest in the Sinchi Wayra S.A. (Sinchi Wayra) business, which includes the producing Caballo Blanco mining complex; (c) the Soracaya Project; and (d) the San Lucas Group.

On March 18, 2022, Santacruz completed this purchase, including Glencore’s interest in the Caballo Blanco mining complex.

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Santacruz thus owns 100% of the two Bolivian operating companies Illapa and Sinchi Wayra, which in turn own 45% of the Bolivar Mine, 45% of the Porco Mine, and 100% of the Caballo Blanco mining complex.

Sinchi Wayra is the operating company for all three active mining operations, including the Caballo mining complex.

Location

The Caballo Blanco project consists of three separate mines and one process plant operating as one to produce Zinc and Lead concentrates. An Important part of the supporting infrastructure includes two off-site power plants that produce supplemental electric power to the mines. The mines are relatively close together and located as follows:

Reserva and Tres Amigos Mines are located 31 km southeast of the city of Potosi, in the Canton Concepcion of the first section of the Tomas Frias Province of the Department of Potosi, at an average elevation of 4,536 masl, at UTM coordinates WGS-84: 218764E and 7814967N.

Colquechaquita Mine is located 30 km southeast of the city of Potosi, in the Canton Concepcion of the first section of the Tomas Frias Province of the Department of Potosi, at an average elevation of 4,520 masl, at UTM coordinates WGS-84: 219915E and 7819380N.

The Don Diego Process plant is located about 23 km Northeast of the city of Potosi, in the Don Diego Canton, Municipality of Chaqui, Cornelio Saavedra Province, of the Department of Potosi. At an elevation of 3,550 masl at UTM coordinates WGS-84: 228933E and 7841150N.

There is a 60 km drive from the mines to the Don Diego Processing plant.

The Mines and Process plant have easy access to Potosi City which is a large industrial, mining, and population center. Road access to the Reserva mine from Potosi is 23 km south via the Potosi-Tarija interdepartmental paved highway towards Kuchu Ingenio, then 8 km East on gravel road. Road access to the Colquechaquita mine from Potosi is 16 km south via the Potosi-Tarija interdepartmental paved highway towards Kuchu Ingenio, for approximately 16 km, then 11 km East on gravel access road.

Don Diego plant also has site access to a rail spur for direct transport of concentrates to the preferred Port of Antofagasta Chile, or alternative ports of Arica, Chile, and Matarani, Peru.

History

Caballo Blanco is a result of business consolidation over time.

The Don Diego Plant began processing in 1977 and was originally acquired by the precursor of Sinchi Wayra S.A. (Sinchi Wayra); Compania Minera del Sur (COMSUR) in 1976. COMSUR purchased the specific mining interests from small private owners and operators loosely organized into cooperativas. The Colquechaquita mine began operating in 1977, passing to COMSUR in 1991, later changing its name to SINCHI WAYRA S.A. Sinchi Wayra took over the Reserva/TresAmigos mines in 2010. Tres Amigos obtained its environmental licenses to operate in 2005 by Sociedad Minero Metalúrgica Reserva Ltda. for its two sections of Exploitation Reserva and Tres Amigos, with a small-scale mining operation. Glencore became involved in 2005 with the purchase of COMSUR and effecting the name change to Sinchi Wayra.

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Sinchi Wayra S.A. owns and operates all facets of the Caballo Blanco business; The Don Diego processing plant and Colquechaquita mine since their acquisition by Glencore in 2005, and Reserva and Tres Amigos mines from their acquisition in 2010. Glencore immediately began to develop the deposits with a higher degree of mechanization. The Power plants, Aroifilla thermal power plant, and the Yocalla hydro-electric plant which provide supplementary electric power are also owned and operated by Sinchi Wayra and are included under the management of Caballo Blanco Project.

On October 11, 2021, Santacruz entered into the Glencore Share Purchase Agreement with Glencore whereby Santacruz agreed to acquire a portfolio of Bolivian silver assets from Glencore. The Assets include: (a) Glencore’s 45% interest in the Bolivar Mine and the Porco Mine, held through an unincorporated joint venture between Glencore’s wholly-owned subsidiary Illapa and COMIBOL, a Bolivian state-owned entity; (b) a 100% interest in the Sinchi Wayra business, which includes the producing Caballo Blanco Mining Complex; (c) the Soracaya Project; and (d) the San Lucas Group.

On March 18, 2022, Santacruz completed this purchase, including Glencore’s interest in the Caballo Blanco mining complex. The Caballo Blanco mining complex has continued to operate since that date under the management of Santacruz.

Figure 1-1: Project History

Source: Glencore (2021)

Geology and Mineralization

The Bolivar, Porco and Caballo Blanco deposits are located in the central part of the Eastern Cordillera, a thick sequence of Paleozoic marine siliciclastic and argillaceous sedimentary rocks deposited on the western margin of Gondwana and deformed in a fold-thrust belt. There were two major tectonic cycles in the Paleozoic: The Lower Paleozoic Famatinian cycle (the Tacsarian and Cordilleran cycles of Bolivia), and the Upper Paleozoic Gondwana cycle (Subandean cycle of Bolivia).

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The Caballo Blanco zinc, silver, lead mine, situated south of Potosi, is located in the Jayaquila – Victoria corridor, a 5-7 km north-south structural zone with three sectors, from north to south, the Colquchaquita, Reserva, and Tres Amigos mines. They are not described in the published literature. They are hosted by volcanic rocks of the Kari-Kari volcanic complex, with dimensions of 32 km north-south and 12 km wide, located on the SE side of the Los Frailes felsic volcanic field that covers an area of 8,500 square kilometre (km2) at altitudes of 4,000 - 5,200 masl. The history started with intrusion of small granitoids at about 25 Ma at Kumurana, at the southern end of the Kari massif, and Azanaques. These were followed by the formation of Kari at about 20 Ma that is interpreted to be a resurgent caldera with welded ignimbrite fill. Ash flows, domes and stocks formed in the Cebadillas episode at 17-10 Ma, including the Cerro Rico dome with Ag-Sn mineralization at 13.8 Ma (Zartman & Cunningham, 1995; Cunningham et al., 1996; Rice et al., 2005). Huge volume felsic ash flows were erupted to form the Livicucho and Condor Nasa ignimbrites at 8-7 Ma and the main Los Frailes ignimbrites at 3.5-1.5 Ma. The final stages were the eruption of large resurgent rhyolitic domes at 4-1 Ma, and the Nuevo Mundo volcanic province at <1 Ma. (Francis et al., 1981; Schneider, 1985, 1987; Schneider & Halls, 1985; Kato, 2013; Kato et al., 2014; Kay et al., 2018).

The rocks of the Kari complex are felsic, peraluminous, and rich in garnet, cordierite and tourmaline (Schneider, 1987).

Mineralization in its generality is characterized by being housed in Philonian structures divided into three domain orientations:

1.	Oriented at N 10° to 20° E, are Colquechaquita (Karina, Viviana, Camila), and some veins of Tres Amigos (Catalina, Milagros Este and Central);

2.	Oriented N 10° to 30° W°; Reserve veins (Rosario, Wendy, Juanita and Blanquita), in Tres Amigos there is also within this system the vein (Ramo Catalina); and

3.	Corresponding to veins of the Porvenir sector where they have an N-S orientation, corresponding to Reserva (Veta Rosita) and in Tres Amigos (Milagros veins).

General mineralogy is composed of quartz-pyrite-chalcopyrite and marmatite, sphalerite, galena, boulangerite (Tres Amigos) as primary minerals; as accessory minerals we have siderite, calcite and ankerite at the trace level.

The mineralogy is quartz, pyrite, chalcopyrite, marmatite, sphalerite, galena and boulangerite with minor siderite, calcite and ankerite.

Mineral Processing and Metallurgical Testwork

The metallurgical assumptions for recoveries and concentrate grades can be found in Table 1-1.

While both the lead and the zinc concentrates pay for the metal they are named for and for silver, a lead concentrate does not pay for zinc contained and the zinc concentrate does not pay for lead contained. The recoveries included in the Caballo Blanco Report only include recovery to concentrates in which they can be paid.

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Table 1-1: Recovery and Concentrate Grade Estimates

Parameter	Unit	Concentrates
		Lead Concentrate		Zinc Concentrate
		Company Feed	Toll Feed	Company Feed	Toll Feed
Zn Recovery	%	N/A	N/A	94	1.0753*(zinc feed grade) + 83.221
Pb Recovery	%	3.65*(lead feed grade %) + 75.69	13.149*(lead feed grade) + 39.576	N/A	N/A
Ag Recovery	%	0.0459*(silver feed grade) +67.256	-0.0398*(silver feed) + 42.791	-0.0225 x (silver feed grade) + 20.655	0.0246*(silver feed grade) + 42.991
Concentrate Grade
Zn	%	3.5	9.0	51	48
Pb	%	61	45.0	1.4	1.4
Ag	g/t	6460	4050	280	440

Mineral Resource Estimate

The Caballo Blanco Project is an “advanced property” and has been in continuous production since 1993. Glencore and subsequently Santacruz Silver has performed exploration and resource expansion drilling of surface and underground drillholes at the Caballo Blanco since 2010 totalling 39,562.55 m. The 128 drillholes and 19,644 underground channels in the database were supplied in electronic format by Santacruz. This included collars, downhole surveys, lithology data and assay data (i.e., Ag g/t, Pb%, Zn%, Fe%, Sn%).

Verification of the Caballo Blanco drillhole and underground sample assay databases are primarily focused on silver, lead and zinc in addition to iron, arsenic, sulphur and tin. Sample databases were supplied in ExcelTM format and in LeapFrogTM. Checks against source data and assay certificates showed agreement. Statistical analyses used to investigate and identify errors were performed and resulted in minor issues. These have been corrected and it is recommended that a continued program of random “spot checking” the database against assay certificates be employed.

During the 2023 site visit, an extensive independent sampling verification plan was implemented with a total of 80 samples collected across from the Bolivar, Porco and Caballo Blanco operations. The Don Diego laboratory is an NB/ISO/IEC 17025:2018 accredited laboratory which performs all assay analyses for the mining and processing operations for Sinchi Wayra including Caballo Blanco. The Don Diego laboratory in owned and operated by the Issuer, Santacruz.

Results of the verification samples indicates that the regression predictions perfectly fit the data meaning that the check sampling program successfully verified and validated the data and although, these results are not a complete audit of the laboratory, they do verify that the assay results are suitable for resource estimation purposes.

The geological and lithological solid domain models were supplied by Santacruz in both DatamineTM and LeapFrogTM which are both industry-leading software systems. The QP imported the multiple vein domains into a similar system called MineSightTM to verify solids volumes and ensure matching of the solids domains against the drillhole and sample database. Results confirmed location and extent of volumes are appropriate to resource estimation purposes.

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Resource block models were supplied in DatamineTM format which is an industry recognized software system used for resource estimation. These models were then imported to MineSightTM for verification of the resource estimation. In addition, independent estimations were run using the verified sample data and vein domains employing inverse distance estimations to ensure reasonableness and verify the resources independently. Results illustrated good agreement between the original and verification models. Verification of the SG regression analysis was also performed by comparing measured versus calculated density values.

The Qualified Person evaluated the resource in order to ensure that it meets the condition of “reasonable prospects of eventual economic extraction” as suggested under NI 43-101. The criteria considered were confidence, continuity and economic cut-off. The resource listed below is considered to have “reasonable prospects of eventual economic extraction”.

Table 1-2 shows the Mineral Resource Statement for the Caballo Blanco deposit.

Table 1-2: Base-Case Total Mineral Resources at 10.0% ZnEq Cut-off

Total Caballo Blanco 2023 Mineral Resources
Mine	Category	Tonnes (‘000)	Zn (%)	Pb (%)	Ag (g/t)
Caballo Blanco	Measured	726	15.96	3.03	321
	Indicated	502	14.32	2.86	269
	Total M+I	1,227	15.29	2.96	300
	Inferred	2,217	13.28	2.12	199

Notes:

1)	The current Resource Estimate was prepared by Garth Kirkham, P.Geo., of Kirkham Geosystems Ltd.
2)	All mineral resources have been estimated in accordance with CIM definitions, as required under NI 43-101.
3)	The Mineral Resource Estimate was prepared using a 10.0% zinc equivalent cut-off grade. Cut-off grades were derived from $25.20/oz silver, $1.38/lb zinc and $1.20/lb lead, and process recoveries of 92.1% for zinc, 77.2% for lead, and 90.8% for silver. This cut-off grade was based on current smelter agreements and total OPEX costs of $106.94/t based on 2022 actual costs plus capital costs of $42.33/t. All prices are stated in $USD.
4)	An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
5)	Mineral resources are not mineral reserves until they have demonstrated economic viability. Mineral resource estimates do not account for a resource’s mineability, selectivity, mining loss, or dilution. All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely.

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Mineral Reserve Estimate

The January 1, 2023 reserve estimate represents the validation of Santacruz’s internally- generated mineral reserve estimate by QP Goodwin. All work on the reserve by the Santacruz mine design team and the validation exercises were done in DeswikTM. The following process was used for this work:

●	An NSR calculation and cut-off grade (COG) was developed by the QP using data provided by Santacruz;

●	The reserve estimation methodology was reviewed, checked, and approved by the QP;

●	Mine technical staff prepared a Life of Mine Plan (LOM) for the deposits using the NSR and COG provided by the QP. The LOM plan was prepared specifically for this reserve estimation and does not include inferred resources; and

●	All LOM models were downloaded and reviewed by the QP for conformance to the methodology, proper application of the NSR cut-off grade, and correct application of agreed upon dilution and recovery factors.

The QP is satisfied that this exercise resulted in a valid reserve determination. The Mineral Reserve Estimate for Caballo Blanco is shown in Table 1-3.

Table 1-3: Mineral Reserve Estimate for Caballo Blanco (January 1, 2023)

Mine	Category	Tonnes	Zn (%)	Pb (%)	Ag (g/t)
Colquechaquita	Proven	207,000	10.49	2.16	174
	Probable	212,000	8.68	2.77	187
	Total	420,000	9.57	2.47	181
Reserva	Proven	168,000	9.21	1.34	110
	Probable	177,000	8.74	1.08	93
	Total	345,000	8.97	1.21	101
Tres Amigos	Proven	194,000	9.88	1.95	355
	Probable	75,000	6.16	1.73	272
	Total	269,000	8.84	1.89	332
Total Caballo Blanco	Proven	569,000	9.90	1.85	217
	Probable	465,000	8.30	1.96	165
	Total	1,034,000	9.18	1.90	193

Mining

The Caballo Blanco Mine has been in operation for 20 years. Although the mine is managed as a single business, it is actually composed of three different mines on the same mineralized trend: Reserva, Tres Amigos and Colquechaquita.

Although development to connect the mines is in process, there still exists some autonomy in how each are operated. The application of mining methods has thus been an adaptation of mining equipment technologies, evaluation and monitoring tools to the specific mineralized zones. The last decade of operations under the guidance of Glencore, the mine has seen a move to more mechanized methods to improve safety performance and mine productivity.

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The three mining operations follow steeply dipping veins striking predominantly North/South. Veins vary in width from 0.2 to 2.5 m, the wider and more consistent veins being mined using more productive longhole methods.

Reserva

Reserva mine is the youngest and most modern of the three mines. Mine production is about 275 t/d. A long section of the Reserva mine is shown in Figure 1-2.

All mining is done with sublevel longhole methods and trackless development. In principle, the AVOCA method being used has all the productivity advantages of longhole stoping and allows for concurrent backfill to continuously support the relatively weak hanging wall. Backfill for stoping is generated from development mining. The method is demonstrated in Figure 1-3.

Figure 1-2: Long Section Reserva Mine

Source: Glencore (2021)

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Figure 1-3: Avoca Mining at Reserva Mine

- Two to three sublevels depending on rock quality
- Down hole 6 to 9 m long, parallel
- Roff Supported
- Remote mucking as required
- Mining direction is bottom up with backfill

NIVEL SUPERIOR
PUENTE
SUBNIVEL 2
SUBNIVEL 1
NIVEL INFERIOR
PROYECCION VETA
TAL PERFORADOS
Perforadora MUKI
1
2
3
4
5
9
8
7
6
RELLENO
Rajo Vacio

Source: Glencore (2021)

Colquechaquita Mine

Colquechaquita mine has been in production since 1991 using tracked development, and stoping by conventional shrinkage and cut and fill methods. The mine produces about 230 tonnes (t) of mineralized material per day. A long section of the Colquechaquita Mine is shown in Figure 1-4.

The transition to mechanized mining is in process but still in the early stages. Approximately 50% production continues to be generated from conventional methods. The southern portion of the mine is moving to trackless development. However, equipment brought into the mine must be disassembled and moved in the shaft which is time consuming and labor intensive.

Figure 1-4: Long Section Colquechaquita Mine

Source: Glencore (2021)

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Tres Amigos Mine

Tres Amigos, shown in Figure 1-5, remains a conventional tracked mine using mostly a modified shrinkage stoping method, as shown in Figure 1-6.

The mineralized zones are narrow and high-grade making them well suited to these more selective stoping methods. However, higher productivity trackless mechanized methods are used for primary development and ramps. Stoping takes place generally above the -200 level and mineralized material production averages approximately 300 t/d. Mineralized material is hauled by rail either to the main Catalina shaft for hoisting to surface or hauled directly to surface using trucks.

Figure 1-5: Isometric of the Tres Amigos Mine

Source: Glencore (2021)

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Figure 1-6: Shrinkage Mining as Practiced at Tres Amigos

Source: Glencore (2021)

Mine Equipment

The mine employs the following mining equipment:

●	Five Resemin Muki FF single boom jumbo rigs with a power of 75 HP that drill between 2.40 and 3.0 m long holes. They are generally used for secondary development (horizontal vein developments) to prepare sublevels whose nominal dimensions are 3.0 m x 3.5 m. Occasionally they are used in small primary development headings;

●	Two Atlas Copco Boomer single boom jumbo rigs with a power of 75 HP that drill between 3.7 and 4.0 m long holes. They are generally used for primary development headings;

●	Two Resemin Small Bolter 77 units to install rockbolts and mesh. These units have a power of 75 HP with a drilling capacity of 3.0 m;

●	Three Resemin long hole drills are used for drilling long holes using the “Sub Level Stoping” method. These have a drill range of 15 to 20 m;

●	Thirteen scooptrams ranging in size from 0.54 to 4.5 cubic meter (m3) bucket capacity; and

●	Six Dux Volquete 12 t haulage trucks.

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Key production data from 2022 are shown by mine on Table 1-4.

Table 1-4: Key Production Data from 2022

	Reserva Mine	Tres Amigos Mine	Colquechaquita Mine	Total
Production (tonnes)	81,938	118,633	77,504	278,074
Waste rock moved (tonnes)	52,563	71,551	30,863	154,977
Backfill Hauled (tonnes)
Zinc (%)	6.90	6.40	6.39	6.55
Lead (%)	0.99	2.13	1.24	1.55
Silver (g/t)	95	284	103	178.21
Primary Devt Horizontal (m)	1,834	1,353	1,044	4,232
Primary Devt Vertical (m)	207	228	415	851
Secondary Devt Horizontal (m)	1,426	3,282	1,320	6,028
Secondary Devt Vertical (m)	191	549	403	1,142

Recovery Methods

The plant flowsheet for the Don Diego mill is a typical sequential flotation circuit for lead and zinc. The feed is crushed in preparation for the grinding circuit. The grinding circuit utilizes a SAG/Ball mill combination to produce a product size P80 of 100 µm for the flotation circuit.

The flotation circuit starts with the lead recovery circuit. In this circuit a rougher concentrate is produced, which is then cleaned without regrinding, in column flotation cells. The lead rougher tailings and cleaner tailings are combined and fed to the zinc circuit. The zinc circuit consists of rougher flotation and one stage of cleaning to produce a zinc concentrate. The zinc circuit tailings are deposited in the tailings pond. Both of the concentrates are filtered for shipping to the smelter. The lead concentrate is bagged for shipping, while the zinc concentrate is shipped bulk in trucks.

Figure 1-7: Don Diego Mill Flowsheet

Source: Glencore (2021)

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Infrastructure

Each of the three mining complexes that form the Caballo Blanco Project is supported by its own infrastructure, as detailed by mine in this section.

Mina Reserva

The Mina Reserva operation is surrounded by a facilities fence, inside of which are the following facilities:

●	Various technical, administrative offices, and mine operations office;

●	A maintenance facility for all surface and underground equipment;

●	A mud dam for settling solids from the mine water;

●	Warehousing facilities;

●	A worker camp;

●	A dining hall for technical and administrative staff;

●	A first aid station;

●	Water treatment; and

●	Mine services, such as power, water supply, and compressed air.

The existing infrastructure for Mina Reserva is shown in Figure 1-8. Key facilities are identified by number on the drawing.

Figure 1-8: Infrastructure for Mina Reserva

Source: Santacruz (2023)

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Mina Tres Amigos

The Mina Tres Amigos operation is also surrounded by a perimeter fence and similarly equipped with all mine services, including, inside of which are the following facilities:

●	Various technical, administrative offices, and mine operations office;

●	A maintenance facility for all surface and underground equipment;

●	A mud dam for settling solids from the mine water;

●	Warehousing facilities;

●	A worker camp;

●	A dining hall for technical and administrative staff;

●	A first aid station;

●	Water treatment;

●	Mine services, such as power, water supply, and compressed air; and

●	The Catalina headframe atop the mine shaft.

The existing infrastructure for Mina Reserva is shown in Figure 1-9. Key facilities are identified by number on the drawing.

Figure 1-9: Infrastructure for Mina Tres Amigos

Source: Santacruz (2023)

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Mina Colquechaquita

The Mina Colquechaquita operation is also surrounded by a perimeter fence and similarly equipped with all mine services, including, inside of which are the following facilities:

●	Various technical, administrative offices, and mine operations office;

●	A maintenance facility for all surface and underground equipment;

●	A mud dam for settling solids from the mine water;

●	Warehousing facilities;

●	A worker camp;

●	A dining hall for technical and administrative staff;

●	A first aid station;

●	Water treatment; and

●	Mine services, such as power, water supply, and compressed air.

The existing infrastructure for Mina Reserva is shown in Figure 1-8. Key facilities are identified by number on the drawing.

Figure 1-10: Infrastructure for Mina Colquechaquita

Source: Santacruz (2023)

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Environment and Permitting

Environmental Considerations

Responsible environmental management is a critical part of Santacruz’s license to operate and our responsible, compliant operation of Bolivian Assets has continued for the last 30 years. Environmental compliance with national laws and regulations is the basis of Santacruz’s environmental management system and is governed by a framework of oversight by the relevant Environmental Authority. Its environmental commitments are reported to the authorities annually in an Environmental Monitoring Report, which summarizes environmental management of its operations under applicable laws and regulations.

Waste and Water Management

Waste management is an important part of Santacruz’s Comprehensive Environmental Management, which includes a waste management plan to classify, handle, and store waste separately for proper disposal or treatment. Waste management complies with Environmental Law No. 1333, its Regulations on Solid Waste Management, and its supplementary regulations, focusing primarily on the sectoral requirements of the Environmental Regulation for Mining Activities for waste rock and tailings.

Solid Waste

The Don Diego process plant is distal from the mines which feed it. The process plant along with the Tailings Storage Facility are located about 23 km Northeast of the city of Potosi, in the Don Diego Canton, Municipality of Chaqui, Cornelio Saavedra Province, of the Department of Potosi. At an elevation of 3,550 masl at UTM coordinates WGS-84: 228933E and 7841150N. There is a 60 km drive from the mines to the Don Diego Processing plant.

The Chilimocko tailings storage facility at Don Diego is inspected regularly and maintained to the standards set out by the Canadian Dam Association guidelines. The dam is under the supervision of engineers from AMEC (now Wood Engineering) and recently an external audit was conducted by Knight Piésold Consulting. The Chilimocko Dam is 55 m high, downstream-constructed dam. The Stage IV raise was completed in 2019 and current crest elevation is 3,625 m. Construction for the next expansion concluded in 2025.

The company also monitors and manages 4 inactive tailings facilities (1, 2, 3 & Yanakasa) at the Don Diego location.

Yana Khasa is a 40 m high, upstream-constructed dam, which contains 2.2 Mm3 of tailings. Recent activities at the site include Repositioning piezometers, cleaning of the standpipe piezometers to improve groundwater monitoring, and Installation of fences to protect instrumentation; and Dikes 1, 2, and 3 are, upstream constructed dams which contain a total of 0.4 Mm3 of tailings. Recent activities at the sites include cleaning of the standpipe piezometers to improve groundwater monitoring and Installation of fences to protect the instrumentation.

Although mine waste rock is preferentially stored underground or used as backfill, each of the mines has a permitted and designed waste rock storage area designed for stability, as well as the prevention of acid rock drainage and metal leaching. Sludge from the water treatment plants is deposited in lined ponds adjacent to the treatment plants. Given the mines’ proximity to the City of Potosi, Domestic and Medical waste disposal are managed through the Municipal Garbage Collection Service. Industrial waste such as scrap metal, used Oil, tires, etc. is temporarily stored at each mining unit and collected by companies specialized in recycling.

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Water Management

Each of the mines produces enough water to treat and reuse for industrial use on site. Excess treated water is discharged to the environment at regulated quality standards. Annually, a total of 2.5 Mm3 of mine water is treated and 2.4 Mm3 discharged from two water treatment plants.

Given the remote location of the process plant, which is usually the largest water consumer, each mine treats and discharges excess water to the environment. These discharges are regulated for quality and quantity by the environmental license. End uses include consumption by neighboring communities and agricultural/industrial use by llama ranchers and mining cooperatives downstream. Caballo Blanco supplies two thousand cubic meters of treated water per year to the local sanitary administration (AAPOS) to support industrial activities and discharges the remaining treated water to the Jayaquila and Mocaña rivers. Caballo Blanco is able to meet discharge requirements with aeration, pH adjustment and clarification by settling.

Don Diego process plant maximizes the recirculation of water from its tailing storage facility and draws makeup water from permitted surface sources.

Figure 1-11: Caballo Blanco Mine Water Balance

Extracted water
Discharged water
Recycled/ Used water
Stored water

	Extracted water	Discharged water	Recycled/ Used water	Stored water
2020	2,310,300	1,935,859	1,202,085	43,153
2021	2,146,402	1,849,021	1,456,575	101,465
2022	2,262,838	2,115,843	886,467	108,517

Source: Sustainability Report, Sinchi Wayra (2022)

Permitting

Mining Contracts that grant the right to the subsoil mining resource are granted by the Mining Administrative Jurisdictional Authority (AJAM) over the ATE mining areas, and a contract is granted for each area or contiguous group of areas. Recent changes to the laws and government personnel have pushed Santacruz contract updates into a transitionary period waiting for final signatures and approvals. Santacruz holds Special Transitory Authorizations for each contract area which are officially designated “Mining Administrative Contracts for Adaptation”. As of the effective date, approximately half of the applications have been transitioned, and the remainder fall under Article 187 of Law No. 535 on Mining and Metallurgy, which states:

ARTICLE 187. (CONTINUITY OF MINING ACTIVITIES). Holders of Special Transitory Authorizations to be adapted or in the process of adaptation will continue their mining activities, with all the effects of their acquired or pre- constituted rights until the conclusion of the adaptation procedure.

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Santacruz has fully complied with this administrative procedure and is waiting for the Mining Administrative Authority to issue the relevant documents. It should be noted that this public entity has a considerable delay in the issuance of these documents.

Environmental Licenses have been formally granted to allow operation for all mining activity, by the Ministry of Environment and Water. The following table shows the licenses held by Santacruz.

Table 1-5: Environmental Licenses Held by Santacruz

Operation	License
Bolívar	040603-02-da-0324/14
Porco	051203-02-da-0031/14
Caballo Blanco – Colquechaquita Mine	050101-02-da-131/11
Caballo Blanco – Mina Reserva and Tres Amigos	050101-02-da-561/11
Caballo Blanco – Don Diego Concentrator Plant	050302-02-da-003/2024
Caballo Blanco – San Lorenzo Mine	050101-02-da-005/06
Comco	050101-02-da-006/09
Soracaya	050801-02-CD-C3-002/2017
Aroifilla Thermoelectric Plant	050101-04-da-007/2023
Yocalla Hydroelectric Plant	050103-05-da-006/2023

Community Relations

Santacruz mining projects are mostly well-established operations with a long history and a developed infrastructure, which provide direct benefits to employees and supporting businesses. However, the mines are located in rural to semirural areas in which the surrounding mostly agricultural communities can benefit from each operation only indirectly or through company outreach. Santacruz supports these communities by addressing services that are lacking, and helping to create value with economic development programs, and other forms of support.

Caballo Blanco

Caballo Blanco comprises a business unit with mines spread across several kilometers on the same mineralized trend and an offsite process plant and tailing facility, all proximal to the city of Potosí. Unlike Bolívar and Porco, Caballo Blanco does not have an adjacent campsite. Most employees live in the communities surrounding the city of Potosí. The mines are named Colquechaquita, Reserva, and Tres Amigos. The Don Diego Plant is located 60km away by road; other supporting units are central administrative offices in Potosí, the Thermal Power Plant in Aroifilla, and the Hydroelectric Power Plant in Yocalla. Operations at Caballo Blanco are not yet consolidated and require independent management and support. Mine operations, maintenance, planning, safety and environment, groups are separate for each mine.

Since Caballo Blanco covers a wide area, it affects many small communities. Consequently, at Caballo Blanco a large area is monitored including 13 small communities which include a population of more than 500 families or around 2,500 community members. Several mining cooperatives are also involved.

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In the area of Colquechaquita, Reserva and Tres Amigos, the communities are scattered and sparsely populated, but host the settlement of cooperative miners downstream from our mining operations. Additionally, camelids are bred near the wetlands of the Jayaquilla River and Mocaña Mayu.

Adjacent to the Concentrator Plant is the settlement of Don Diego, where several Santacruz employees live. There are also other more distant and less populated communities.

Santacruz’s community investment programs are aimed mostly at communities directly influenced by the operations. Community investments are designed to maximize positive impact, recognizing that each community has unique requirements and living conditions; therefore, Santacruz prioritizes based on number of beneficiaries, vulnerability, long-term sustainability, and urgency of need.

Figure 1-12: Caballo Blanco Surrounding Communities

Pucara
Negro Tambo
Cachitambo
Tailings Dam
Huanuni
Chaquilla
Chilimocko
Don Diego
Ollerías
Don Diego Concentrator Plant
Colquechaquita Mine
Reserva Mine
Tres Amigos Mine
Jayaquila
City of Potosí
Condoriri
La Esquina
Yocalla
Aroifilia
Calamarca

Source: Sustainability Report, Sinchi Wayra (2022)

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Figure 1-13: Caballo Blanco Community Investment

Source: Sustainability Report, Sinchi Wayra (2022)

Mine Closure

Closure Planning for Operations has social, economic, workforce, and environmental impacts, so conceptual closure plans are shared with communities. Santacruz’s goal is to recover areas by establishing a healthy ecosystem capable of sustaining productive land use, ensuring the best possible environmental conditions, including physical, chemical, biological, and ecosystem aspects, at closure. Environmental superintendents are responsible for monitoring the environmental closure planning, and periodic reviews of these plans are conducted, including surveys of areas and activities to adjust financial provisions for closure.

Land Use and Rehabilitation - environmental challenges related to biodiversity protection, soil restoration, and land use, are addressed through dialogue with stakeholders, including local communities and relevant authorities. Our comprehensive environmental management focuses on minimizing disturbed areas. In 2022, Santacruz managed a total of 6,600 hectares of land covered by Temporary Special Authorizations (ATEs) granted by the Mining Administrative Jurisdiction Authority (AJAM), under leasing contracts with the Government through COMIBOL. However, Santacruz’s processing activities, services, and related infrastructure (industrial area) currently occupy only 400.5 hectares of land, including areas of previous mining operations and other areas with environmental closure located within the properties Santacruz manage.

In 2022, Santacruz continued with the reforestation plan in the Queaqueani Dam area, in accordance with an agreement with the community of the same name, and significant progress was made in the progressive closure of the old tailings facilities at the Don Diego Concentrator Plant.

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Capital and Operating Cost Estimates

Capital Costs

The Caballo Blanco mine has been in continuous operation for many years. There will be, as the reserve is expanded and developed, the need for step changes in mine access, production or haulage methods, that may require large capital outlays. These will be financially justified as needed. However, the capital needs for continued operation to exploit the remaining reserves is limited to Primary mine development, Capital equipment rebuilds and replacements, and Tailing Storage Facility expansions. Average annual capital has been and is projected to be in the 11 to 12 $M range.

The historic total capital requirement for all the Bolivian operations is shown in Table 1-6, with Caballo Blanco requirements bolded and italicized. Caballo Blanco’s projected capital requirements for 2023 to 2027 is shown in Table 1-7.

Table 1-6: Actual Combined Capital Requirement for All Bolivian Operations, 2017 to 2022 ($M)

	2017	2018	2019	2020	2021	2022
Bolivar	8.8	13.7	13.7	6.3	11.3	10.2
Porco	3.0	8.8	8.4	3.6	5.3	3.1
Reserva	1.3	2.4	2.1	2.0	4.3	3.5
Tres Amigos	2.1	2.6	1.5	1.8	2.2	3.0
Don Diego	0.9	6.9	1.4	0.9	1.1	1.2
Colquechaquita	1.2	2.0	1.4	1.0	3.0	2.5
La Paz	3.3	0.6	0.3	0.4	0.2	0.7
Soracaya	0.5	2.1	0.2	0.1
San Lucas	0.8	0.0	0.0	0.1	0.4
Total	21.8	39.0	28.5	16.3	27.8	24.3

Source: Santacruz (2023)

Table 1-7: Projected Capital Requirement for all Caballo Operations, 2021 to 2027 ($M)

	2023	2024	2025	2026	2027	2028
Engineering/Admin	0.0	0.0
Safety/Environmental	0.8	3.0	2.1	2.0	0.1
Mobile Equipment/Maint	1.6	3.7	2.6	3.8	2.1	1.8
Plant	0.4	0.7	0.7	0.7	0.5	0.5
	2023	2024	2025	2026	2027	2028
Exploration	0.4	0.3	1.5	1.4	1.3	0.7
Primary development	6.5	6.0	6.8	5.6	4.4	2.4
Corporate
Total	9.8	13.7	13.7	13.5	8.3	5.4

Source: Santacruz (2023)

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Recurring exploration and primary development costs have been included in the COG calculations to better anticipate and account for total costs and make the COG more meaningful for reserve estimation and mine planning.

Operating Costs

Costs used for cut-off grade analysis were taken from actual costs for 2022. The actual cost of corporate G&A was allocated to each of the businesses.

Table 1-8: Unit Operating Costs ($/t)

Mine	75.66
Mine operations	42.13
Mine maintenance	19.19
Indirect	14.34
Plant	17.10
Warehouse	0.89
G&A	13.28
Total	106.94

Source: Santacruz (2023)

Mine operations include direct costs of mining, including labor, energy, materials, and services.

Mine Equipment Maintenance Costs includes maintenance to all equipment related to direct development, exploitation and haulage, as well as service equipment such as pumping, ventilation, winches, etc.

Indirect costs would include Site Management, Technical services, Site Administration, Environmental and Social, Safety and Security.

Plant costs include direct Beneficiation costs as well as plant maintenance, and indirect costs. Warehouse costs refer to Concentrate handling and storage.

General and Administration includes allocated Bolivian corporate costs.

Economic Analysis

Result

The Reserve Estimate was generated using actual costs experienced during a stable production period following the change in management after the purchase of the mine by Santacruz Silver (2022 and beginning of 2023). Actual costs were used for mine operating, concentrate overland transport, port costs, and shipping as well as smelting fees, payment terms, and penalty charges. A simplified Cash flow model was built to model the costs and conditions used to generate the Reserve estimates stated in the Caballo Blanco Report.

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The Caballo Blanco mine is part of a multi-operation business. However, the Economic model treats it as a separate financial entity with Bolivian corporate costs allocated for the analysis. As well, the operation is comprised of three mines which feed one offsite Process plant. The financial modelling examines the value of the consolidated operation on a 100% basis to support the Reserve statement.

The Caballo Blanco mines have been in continuous operation for several decades and the deposits are a network of relatively narrow veins. These two aspects drive the normal exploitation process of the mine, where inferred resources are converted and exploited in the same budget year. Resources are generally proven-up by drifting and sampling instead of drilling. Therefor normal budgeting and mine planning includes resources outside of the Reserve estimate.

For the current exercise in the Caballo Blanco Report, only Proven and Probable reserves are included in financial evaluation, so the production schedule represents the depletion of these reserves at average grade and current production rates. The context of the production schedule exploits the Proven and Probable reserves as part of a continuous operation and as such does not include the closure activities.

Table 1-9: Production Forecast – Mining and Processing

	Unit	2023	2024	2025	2026
Mine Production
Tonnes Mined	(DMT)	300,000	300,000	300,000	133,512
Tonnes Processed	(DMT)	300,000	300,000	300,000	133,512
Head Grades
Zinc	(%)	9.18	9.18	9.18	9.18
	Unit	2023	2024	2025	2026
Lead	(%)	1.90	1.90	1.90	1.90
Silver	g/t	193	193	193	193

Notes:

FMT = Fine Metric Tonnes; DMT = Dry Metric Tonnes; FOT = Fine Ounces Troy

Source: Santacruz (2023)

Metallurgical recoveries and concentrate qualities are actual for the times and head grades that were actually mined. These parameters will necessarily be conservative considering the higher grades in the production schedule.

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Table 1-10: Production Forecast - Concentrate

	Unit	2023	2024	2025	2026
Concentrates
Zinc	(DMT)	50,298	50,298	50,298	22,384
Zn Conc. Grade	(%)	50	50	50	50
Ag (in Zinc)	g/t	218	218	218	218
Zn Recovery	(%)	92	92	92	92
Ag (in Zinc)	(%)	19	19	19	19
Lead	(DMT)	7,531	7,531	7,531	3,352
Pb Conc. Grade	(%)	58	58	58	58
Ag (in lead)	g/t	5,482	5,482	5,482	5,482
Pb Recovery	(%)	77	77	77	77
Ag (in Lead)	(%)	72	72	72	72
Metal Recovery
Zinc	(FMT)	25,356	25,356	25,356	11,284
Silver (in Zinc)	(FOT)	352,759	352,759	352,759	156,992
Lead	(FMT)	4,402	4,402	4,402	1,959
Silver (in Lead)	(FOT)	1,330,079	1,330,079	1,330,079	591,938
Silver (Total)	(FOT)	1,682,838	1,682,838	1,682,838	748,930

Notes:

FMT = Fine Metric Tonnes; DMT = Dry Metric Tonnes; FOT = Fine Ounces Troy

Source: Santacruz (2023)

That same logic follows to the net revenue generation (Table 1-11) which includes smelter charges and penalty fees.

Table 1-11: Revenue and Cost Projection ($M)

	Unit	2023	2024	2025	2026
Payable Metal Revenue
Zinc		64	64	64	29
Metallurgical Deduction		10	10	10	5
Gross Payable Zinc		54	54	54	24
Lead		10	10	10	4
Metallurgical Deduction		-	-	-	-
Gross Payable Lead		9	9	9	4
Silver		35	35	35	16
Metallurgical Deduction in Zinc		4	4	4	4
Metallurgical Deduction in Lead		1	1	1	1
Gross Payable Silver		30	30	30	13
Gross Revenue (Total)		93	93	93	41
Smelter Charges and Penalties
Treatment charges Zn	(USD/t)	277	277	277	277
Treatment charges Zn		14	14	14	6
Treatment charges Pb	(USD/t)	133	133	133	133
Treatment charges Pb		1	1	1	-
Penalties in Zn	(USD/t)	3	3	3	3
Penalties in Zn		-	-	-	-
Penalties in Lead	(USD/t)	71	71	71	71
Penalties in Lead		1	1	1	-
Refining Charges in Pb	(USD/FOZ)	1	1	1	1
Refining Charges in Pb		2	2	2	1
Smelter Fees and Penalties		15	17	17	17
Net Revenue		277	277	277	277
Operating Costs
Production Costs		30	30	30	14
Cost of Sales
Rail Freight Zn		-	-	-	-
Rail Freight Pb		-	-	-	-
Port Expenses Zn		2	2	2	1
	Unit	2023	2024	2025	2026
Port Expenses Pb		-	-	-	-
Rollback Fee Zn		5	5	5	2
Rollback Fee Pb		1	1	1	-
Concentrate Freight and Port Costs		8	8	8	8
Mine Royalty		6	6	6	3
Communities and Unions		2	2	2	1
Selling Costs		16	16	16	7
Total Cost of Sales		46	46	46	21

Source: Santacruz (2023)

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Depreciation is a product of previous operation and annual capital expenditure incurred for the exploitation of the reserve tonnage. Capital is limited to that required to support mining, processing, and tailing storage for the reserve. Corporate G&A is that part of the in-country costs allocated to the Caballo Blanco mine.

Table 1-12: Cashflow Projection ($M)

	2023	2024	2025	2026
Income Statement
Net Revenue	76	76	76	34
Production Costs	-30	-30	-30	-14
Selling Costs	-16	-16	-16	-7
Depreciation	-10	-9	-9	-11
Gross Profit	19	20	21	2
Corporate G&A	-3	-4	-4	-2
Operating profit	16	16	17	0
EBIT	16	16	17	0
Income Tax Expense (CIT)	-6	-6	-6	0
Net Gain/(Loss) for the year	10	10	10	0
Cashflow Statement
Cash from Operations Activities
Net Income	10	10	10	0
Depreciation	10	9	9	11
Subtotal	20	19	19	11
Cash from Investing Activities
2023		2024	2025	2026
Sustaining Capital Expenditure	-9	-13	-7	0
Subtotal	-9	-13	-7	0
Cash Balance
Beginning	0	11	17	29
Change in Cash	11	6	12	11
Ending	11	17	29	40

Source: Santacruz (2023)

Income tax is 37.5% of the EBIT. As seen, the operations generate a positive cash flow after tax upon exploitation of the stated reserve at the metal prices used to generate the reserve.

Sensitivities

A univariate sensitivity analysis was performed to examine which factors most affect the Caballo Blanco Mining Complex economics when acting independently of all other cost and revenue factors. Each variable evaluated was tested using the same percentage range of variation, from -20% to +20%, although some variables may experience significantly larger or smaller percentage fluctuations over the LOM. For instance, the metal prices were evaluated at a ±20% range to the base case, while the capex and all other variables remained constant. This may not be truly representative of market scenarios, as metal prices may not fluctuate in a similar trend. The variables examined in this analysis are those commonly considered in similar studies – their selection for examination does not reflect any particular uncertainty.

Notwithstanding the above noted limitations to the sensitivity analysis, which are common to studies of this sort, the analysis revealed that the Caballo Blanco Mining Complex is most sensitive to metal pricing. The Caballo Blanco Mining Complex showed the least sensitivity to capital costs. Figure 1-14 shows the results of the sensitivity analysis.

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Figure 1-14: Univariate Sensitivities

Observations, Risks, Opportunities and Recommendations

Observations

The Caballo Blanco Project is located in the Cordillera de los Azanaques, forming the western edge of the Cordillera Oriental, which is detached from the Cordillera de los Frailes, belonging to the group of central mountain ranges. Characterized by the essence of undulating plateaus, outstanding mountains parallel to the course of the Andes, with elevations that vary between 3,400 and 4,600 masl. The area is part of the polymetallic belt of the altiplano and the Cordillera Occidental.

The most important ore deposits of the Eastern Cordillera are polymetallic hydrothermal deposits mined principally for Sn, W, Ag and Zn, with sub-product Pb, Cu, Bi, Au and Sb. They are related to stocks, domes and volcanic rocks of Middle and Late Miocene age (22 to 4 Ma). Mineralization occurs in veins, fracture swarms, disseminations and breccias. The deposits of the Eastern Cordillera are epithermal vein and disseminated systems of Au, Ag, Pb, Sb, as that have been telescoped on to higher temperature mesothermal Sn-W veins and, in some cases, porphyry Sn deposits. The telescoping is a characteristic of these deposits and is the result of collapse of the hydrothermal systems, with lower temperature fluids overprinting higher temperature mineralization. The systems show a fluid evolution from a high temperature, low sulphidation state to intermediate sulphidation epithermal and high sulphidation epithermal.

The Caballo Blanco Project is an “advanced property” and has been in continuous production since 1993.

The QPs found that Caballo Blanco is a well-managed operation that should be capable of sustaining profitable operations for many years to come in the same fashion as it has operated for the past several years.

The reserves were found to be estimated correctly using industry-standard techniques and procedures and industry-standard software by diligent and competent professionals.

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The mine has an ample provision of skilled workers. Typical and reasonable ore control systems were in place, but it is possible that the results could be improved with a closer attention to appropriate mining widths, minimizing them wherever possible to minimize dilution.

The availability and utilization statistics show that the mines are well equipped, but these statistics can sometimes be misleading depending on how the factors are calculated. Mine supervision sited equipment reliability as an impediment to achieving targets.

The processing plant appears to be well run as evidenced by a lack of spillage. The metallurgical team has a good understanding of the processing variable that determine how material will respond to the Don Diego processing facility.

Risks

Many risks exist which are common to most mining projects including operating and capital cost escalation, permitting and environmental compliance, unforeseen schedule delays, changes in regulatory requirements, ability to raise financing and metal price. Many of these ever-present risks can be mitigated with adequate engineering, planning and pro-active management. The most significant risks to this project and its continued development are related socio-economic and geo-political factors.

The Caballo Blanco Mining Complex is also subject to site-specific risks, including the following:

●	The activity that is prevalent throughout the region related to Cooperativas and artisanal miners may cause issues for access and for reasonable prospects of eventual economic extraction and may condemn or reduce resources and reserves in those areas. The Caballo Blanco mines are relatively isolated and not flanked by camps or towns. Attention to community relations has developed strong mutually beneficial working relationships with many of the local population and mining cooperatives which has created a sustained period of stable political and socio-economic cooperation. However, changes in this relationship and instability would pose a significant risk to continued operation of the mines in addition to risks related to tenure and ownership;

●	The current political and socio-economic climate in Bolivia poses risks and uncertainties that could delay or even stop development as reported within the Fraser Institute Annual Report 2022 where Bolivia ranks very low in many non-technical metrics. Bolivia has been ranked consistently low for the past five years and ranks in the lower quartile on all metrics that gauge risk and uncertainty. It is difficult to gauge or qualify the level or extents of the risks however, all companies working in Bolivia must continue to be aware of the potential risks and develop mitigation strategies. A significant risk related to the Santacruz Bolivian mineral assets and in particular the mineral resources and mineral reserves is the significant artisanal activity that continues to exist. This activity is not only a socio-economic risk but also affects access to resources and reserves along with potential sterilization of mineral resources;

●	Geological interpretations may be subjective and may result in the location and extent of some of the mineralized structure although as the Caballo Blanco mines are comprised of well constrained veins, this risk is minimal;

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●	As vein thicknesses are narrow, resources may be sensitive to dilution although the relative high grades that exist at the Caballo Blanco mines are successful mitigating such risks to date;

●	Varying resource classification methods and criteria may vary as more data is considered;

●	There is no guarantee that further drilling will result in additional resources or increased classification;

●	Further work may disprove previous models and therefore result in condemnation of targets and potential negative economic outcomes;

●	Lower commodity prices could change the size and grade of the potential targets;

●	Ability to replace mined reserves on an annual basis; and

●	Maintenance of permitting.

As the mines continues to expand to depth, the following aspects of mine operations will be challenged:

●	Worker travel time (reduced time at the face);

●	Dewatering inflow quantities, infrastructure and costs; and

●	Ventilation system needs and costs.

This will be particularly felt in Colquechaquita, as it is a shaft access mine with most of its remaining reserve at depth. The shaft will ultimately require extension to depth or trackless equipment will be required to haul the ore to the shaft bottom.

Supply and delivery of backfill was observed to be behind schedule which could have been caused by low development production, haulage bottlenecks, etc. The outcome, however, increases risk of hanging wall failure in the stopes and ore dilution from over-mucking; and

The process plant is not located on site, so ore transport costs can be significant and factors such as dilution have a greater impact on mineralized material value

As is shown on Figure 1-14, the greatest risk to the economic results in this study is from changes to metal prices.

Opportunities

Caballo Blanco Mining Complex opportunities include:

●	The primary opportunity for the mine is to improve the grade to the mill by incorporating a mine dilution control program. As is typical with all narrow width mining, dilution is very sensitive to the mined widths of veins, which must be kept at minimum to accommodate equipment widths. Often, however, veins are over-mined to ensure complete recovery of the ore. This practice significantly increases dilution due to overbreak of the hangingwall and footwall;

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●	The mines would all benefit from more diamond drilling, particularly the Tres Amigos with is long strike length and little lateral development;

●	A systematic exploration program could provide an excellent opportunity for successfully uncovering new discoveries;

●	An increased understanding and derivation of alternative theories may result in further discovery and expansion for the Caballo Blanco Mining Complex;

●	A hydrogeological study could help the operation to better characterize and understand water inflows, aiding design work and planning to reduce the impact of major seasonal inflows;

●	Higher commodity prices could change size and grade of the potential targets;

●	Potential for expansion and classification upgrade of resources as mining activities progress; and

●	Caballo Blanco group of mines is firmly established as a producing property but has yet to be consolidated into a fully integrated mine. Each mine is independently managed and operated and there are very few, if any, shared services. All three mines are on the same mineralized trend and consolidation is a possibility.

Recommendations

To advance the Caballo Blanco mining operation and further evaluate the potential additional veins and increase resources thereby displacing depletion due to ongoing mining activities, the following is recommended:

●	Regional exploration for identification of new veins;

●	Incorporate structural interpretations to assist regional understanding;

●	QA/QC program review and improvement;

●	Investigate source of anomalous lead values experienced with the field blanks;

●	Incorporation of externally certified blanks and standards into the QA/QC program;

●	Insertion of QA/QC samples throughout at a rate of 1 in 20 for blanks, standards and duplicates;

●	Analysis of thickness and grade-thickness profiles for resource targeting and predictive dilution study;

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●	Hydrogeological study and modelling should be done to better understand water inflows and minimize their impact on production;

●	Plan and execute a resource expansion program including drilling and underground sampling to fully identify and upgrade resources proximal to active mining areas for inclusion in the 2- year mine plan. This is important so that existing mine development can be fully utilized, and reductions in mine development requirements and rate of vertical descent realized;

●	Resource drilling to justify more integrated mine development is also important for stable long-term production and growth. Moving the properties toward a more integrated operation can add value to the project;

●	Extensive surface drilling for near surface targets along with underground drilling for resource delineation and extension;

●	As is typical with all narrow width mining, dilution is very sensitive to the mined widths of veins. Good work is being done on identifying and qualifying specific stope dilution. Analysis and incorporation of findings into the stope planning and mine operations is an opportunity to increase project value; Often veins are over-mined to ensure complete recovery, but this practice comes with significantly increased dilution due to overbreak of the hangingwall and footwall. The operation should conduct a thorough test stoping experiment to ensure the most economic balance between incomplete recovery and excessive dilution;

●	Underground operations that use three x 8 hour shifts typically lose much worker productivity due to excessive travel and break time over such a short shift. The current operation has an effective time of 5.5 hours per worker on an 8-hour shift. Consideration should be given to test a longer shift, say a schedule of 4 x 10 hours per week with three days off. With the same

●	2.5 hours of travel and break time, the effective time would increase to 7.5 hours per shift, resulting in an increase from 68% to 75% shift effectiveness or actual working time. The workers are apt to find that the longer days are harder, but that the three days off provide more rest on the balance of the week;

●	The methodology for calculating equipment and utilization factors should be reviewed and adjusted if necessary. If equipment availability is, in fact, impeding production as was reported by supervision, it is not currently reflected in these statistics;

●	Devote attention to optimizing material transport. Transport of waste rock is critical to stope productivity and stability with the mining methods being used, thus its supply and transport are critical to mine production;

●	The possibility for ore sorting should be evaluated. As the mines each have a considerable haulage distance for run-of-mine ore, reducing the quantity to reduce haulage costs could be economically beneficial. On site crushing may be required to conduct sorting, however, offsetting or exceeding the savings it would provide to the trucking costs;

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●	At Don Diego Plant, the period analyzed from August 2020 to July 2021 exhibited more downtime than planned. Investigate opportunities to raise Process Plant throughput and reduce downtime to improve project economics;

●	Metallurgical testwork to investigate opportunities to increase recoveries, through grinding, reagent dosage or newer flotation technologies;

●	Investigate geo-metallurgical characteristics of the feed;

●	The operation should continue to maintain diligent accounting centers to determine each mine’s profitability and, if necessary, shift resources or assets to maximize profits; and

●	Continue open communication and fair business practices with mining cooperatives and surrounding communities to minimize risk of asset subjugation.

These recommendations have not been costed, as they represent changes to current practices that can be funded by existing operating budgets.

Zimapan Property

The following information regarding the Zimapan Property is derived from and based on the summary section of the technical report entitled “NI 43-101 Technical Report, Zimapan Mine, Hidalgo State, Mexico” that has an effective date of December 31, 2025, and was prepared by Paul Thornton, P. Eng., Garth Kirkham, P. Geo., and Tad Crowie, P. Eng. (the “Zimapan Report”), and is based on the assumptions, qualifications and procedures set out therein. For a more detailed overview of the Zimapan Property, please refer to the Zimapan Report, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The disclosure in this Annual Information Form relating to the Zimapan Mine is qualified in its entirety by the full text of the Zimapan Report, which is incorporated by reference in this Annual Information Form. Terms not otherwise defined in this section have the respective meanings given to them in the Zimapan Report.

Introduction

JDS Energy & Mining Inc. (JDS) was commissioned by Santacruz to prepare a Technical Report in accordance with the Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1, collectively referred to as National Instrument (NI) 43-101 for the Zimapan Mine Project (Zimapan or the Project) operated by Carrizal Mining S.A. de C.V. located in the state of Hidalgo, Mexico.

The Zimapan mining district was discovered by Spanish miners in 1575. From 1632 to 1920, more than 18 mines were put into production, including the El Monte and Carrizal mines. Peñoles operated the mine from 1964 until leasing to Santacruz in August 2009. From 2011 to 2020, Santacruz completed ~30 km of underground drilling and mined ~5.9 M tonnes of mineralized material from the El Monte and Carrizal mines.

The mine is fully operational at the time of the Zimapan Report’s preparation.

Project Description

The Zimapan property is located in the municipality of Zimapan, Hidalgo state, Mexico. The Property is situated 241 road-km north of Mexico City and seven km northwest from the town of Zimapan. The Property consists of 34 mining concessions covering an area of 5,138.76 ha that is centered at longitude 99°25’2.5” W and latitude 20°47’6.5” N (WGS 84) on the 1:250,000 topographic map sheets F14-11 and F14-C58. Included in these concessions are the Carrizal mine, El Monte mine, and the El Monte mineral processing plant (“El Monte plant”) (together the “Zimapan Mine”).

Location, Access and Ownership

The Zimapan property is located in the municipality of Zimapan and is approximately seven km northwest from the town of Zimapan in Hidalgo state, Mexico. Travel to Zimapan from Mexico City is approximately 241 road-km via federal highway 85D and No. 85 through Pachuca. An alternative route from Queretaro City is approximately 141 road-km via federal highway 45 to El Paraiso, federal highway 100 to Ezequiel Montes, and federal highway 120 to Zimapan. Both Mexico City and Queretero City receive international flights daily.

The El Monte mine can be access from Zimapan by paved road by traveling east along Venusliano Carranza-Zimapan road and merging onto federal highway 85. At kilometer 9.9 from Zimapan, a turn-off to a 15.5-kilometer dirt access road leads west to the El Monte mine and El Monte plant. The Carrizal mine can be accessed from Zimapan by paved road by traveling west along Avenda Jorge Preisser Teran road for approximately 4.1 km where it transitions to a dirt road for the remaining 12.4 km to the Carrizal mine entrance. The Carrizal and El Monte mines are connected by a 7.4-kilometer-long underground access tunnel (Lomo de Toro – San Francisco Tunnel).

History, Exploration and Drilling

Information provided in General History is primarily extracted from Simons and Mapes (1956), and Suter (2016). The author of the Zimapan Report has not completed sufficient work to verify this information.

In 1575, Zimapan was founded by Spanish miners who were extracting silver, lead, and other metals from mines located in the Sierra El Monte and Barranca Toliman, near the present day Carrizal mine. The discovery of the Lomo del Toro is attributed to Don Lorenzo de Labra in 1632. Silver and lead production continued in the Zimapan mining district until the Mexican war of independence of 1810. Mining activity was interrupted during the war and resumed in 1870. Between 1890 and 1901, interest in the Lomo de Toro mine was revived and the La Luz mine was developed. Mining activity was again suspended in 1910 due to the Mexican Revolution.

In 1913, mines in the El Monte area resumed operation under the ownership of the Hidalgo Copper Mining and Smelting Company. According to Simons and Maples (1956) 1,742 tons of mineralized rock averaging 21 percent lead and 806 grams per ton of silver was smelted in 1913.

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By 1920, approximately 18 mines operated in the district. The Compania Fundidora y Minera de Zimapan operated the Rosario, Santa Gorgonia, La Candelaria, San Geronimo, Poder de Dios, and Las Animas mines. The Hidalgo Copper Mining and Smelting Co. operated the Nevada and Purisima mines. The Preisser family operated the San Francisco and Los Balcones mines. Mineralized material was either roasted in furnaces on-site to extract silver-lead alloys or shipped off-site for processing elsewhere.

In 1929, the San Pascual and La Cruz mines were operated by Compania Minera Mexicana and the Preciosa Sangre and San Jose Maravillas deposits were operated by Negociacion Minera La Aurora. The Lomo de Toro mine resumed production with the reopening of existing workings.

In 1945, new oxide bodies were discovered in the Lomo de Toro mine and an access road to the Carrizal area was built.

In 1948, Fresnillo began exploitation of oxide and sulfide mineralization in the Monte area and continued mining activities from the Monte mine.

In 1949, operators chose to ship raw materials to San Luis Potosi and Zacatecas for smelting rather than smelting in the Zimapan area. Raw materials were shipped by truck to the railhead at Huichapan, located 88 km from Zimapan. Compania Minera La Llave operated the only smelter in the Zimapan area at that time. While raw materials were transported by truck from the Carrizal mining area to Zimapan, raw materials from the El Monte mining area was moved 10.5 km to Zimapan by donkey.

In 1957, a road to the Monte mine was built, stimulating production to reach an average of 2,500 tons per month according to Simons and Maples (1956).

In 1964, Penoles acquired 51% of Fresnillo and 51% of Compania Zimapan. Through Fresnillo, Penoles became the underlying owner of the property and mining operation. In subsequent years Compania Zimapan assigned its concession rights to Fresnillo.

In 1972, the San Francisco mineral processing facility was constructed (the El Monte plant).

In 2004, Fresnillo entered into a mining and exploitation agreement with Compania Minera Nuevo Monte, S.A. de C.V. for an initial term of 60 months: through which the latter acquired the exclusive right to exploit from the Property and operate the El Monte plant.

In 2007, Fresnillo assigned all concession rights and agreements to Minera Cedros.

In 2009, Compania Minera Nuevo Monte suspended operations and cancelled its agreement with Minero Cedros. Carrizal Mining entered into a Lease Agreement with Minera Cedros on August 18, 2009.

Between January 1, 2011, and December 31, 2025, Carrizal Mining completed approximately 75,995.78 m of underground core drilling – including 32,562.7 m completed at the El Monte mine and 43,433.08 m completed at the Carrizal mine. Drilling produced 36.5-millimeter core from BQ size holes and 35.3-millimeter core from TT-46 size holes. Carrizal Mining workers carried out drilling and utilized underground drilling equipment owned by Carrizal Mining. Summary tables detailing the m drilled for each zone at each mine area are provided in Table 6-1 through Table 6-4. Approximately 51% of the total m drilled have been dedicated to the Escondida, Dike Concordia, Dike 1493, Dike 1600, Horizontes, Santa Fe and Juan Pablo mineral zones.

Geology and Mineralization

The Zimapán Project is situated along the western margin of the Sierra Madre Oriental physiographic province in central Mexico, within a region characterized by a long and complex history of sedimentation, deformation, magmatism, and hydrothermal mineralization. The regional geological framework comprises thick sequences of Mesozoic platform and basinal sedimentary rocks, principally limestones and calcareous shales, which unconformably overlie Paleozoic and Precambrian basement. These strata were subsequently subjected to compressional tectonics associated with the Laramide orogeny, resulting in a structurally complex setting defined by folding, thrusting, faulting, and uplift.

Mineralization at Zimapán is spatially and genetically associated with intrusive activity of probable Pliocene age, consisting of quartz monzonitic to monzonitic stocks and related quartz-feldspar porphyry dikes. These intrusions acted as heat and fluid sources, driving hydrothermal systems responsible for the development of high-temperature carbonate replacement deposits (“CRD” systems). The mineralizing fluids exploited favourable stratigraphic horizons and structural conduits, producing replacement-style mineralization within reactive carbonate host rocks.

The principal mineralization styles are mantos and chimneys, which are preferentially developed within the “Horizontes” horizon of the La Negra member of the Lower Cretaceous Tamaulipas Formation. These horizons represent chemically favourable, permeable stratigraphic units that facilitate lateral and vertical fluid flow. Mantos typically form as stratabound, laterally extensive replacement bodies, whereas chimneys represent more vertically developed, structurally controlled feeder zones.

At the deposit scale, mineralization is hosted within limestones and calcareous shales of the Las Trancas, Tamaulipas, and Soyatal formations. The Carrizal Mine comprises at least six discrete mineralized zones, while the El Monte Mine contains eight recognized zones, reflecting a combination of stratigraphic control, structural complexity, and proximity to intrusive centres. The distribution, geometry, and continuity of these zones are governed by the interplay of lithological contrasts, fault structures, and intrusive contacts.

The mineral assemblage is characteristic of high-temperature polymetallic CRD systems and consists predominantly of semi-massive to massive sulfides. The principal economic minerals include argentite (silver), galena (lead), sphalerite (zinc), and chalcopyrite (copper), with variable gangue assemblages. Mineralization grades and metal zonation patterns are consistent with proximity to intrusive sources, with higher-temperature assemblages and copper enrichment generally observed nearer to intrusive contacts, transitioning outward to lead-zinc-silver dominant zones.

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Overall, the Zimapán Project represents a classic polymetallic carbonate replacement system developed within a structurally complex and stratigraphically favourable carbonate platform setting. The combination of well-developed mantos and chimney systems, multiple mineralized horizons, and clear genetic linkage to intrusive activity provides a robust geological framework for ongoing exploration and potential resource delineation, subject to verification through modern data acquisition and estimation methodologies in accordance with current reporting standards.

Metallurgical Testing and Mineral Processing

The San Francisco Processing Plant has a long history of operation which has contributed to the current processing strategy. A significant geometallurgical testwork program was run in 2023 under the guidance of JDS Energy and Mining.

The geometallurgical program developed guidance on ore zones that were compatible for being processed together vs ore zones which should be processed separately. The program also developed expected recoveries from each of zones tested to assist with future mine planning.

The recovery expectations for the mill were developed by reviewing the operating data from the latest years of operation prior to this report, 2023 and 2024. It was decided to base the recoveries on the 2024 operating data due to improvements that were made in the San Fransico Processing Plant and material blending strategies developed from the geometallurgical testwork.

A summary of the expected recoveries and concentrate grades can be found in table 1-1 of the Zimapan Report.

Table 1-1: Estimated Metallurgical Recoveries, Concentrate Grades and Mineral Processing Factors.

Parameter	Unit	Concentrates
		Lead Concentrate	Copper Concentrate	Zinc Concentrate
Cu Recovery	%	11.4	43.1	27.8
Zn Recovery	%	1.4	1.3	78.0
Pb Recovery	%	85.2	3.1	3.3
Ag Recovery	%	54.0	13.7	7.8
Cu	%	2.52	19.88	1.96
Zn	%	2.72	5.03	46.83
Pb	%	49.30	3.75	0.60
Ag	g/t	2237	1783	155

* Variable with Cu concentrate pull factor.

Mining

There are two operational mines on the property:

The Carrizal Mine which produces approximately half of the total mine production and is connected to the Monte Mine and San Francisco concentrator by a 7 km Underground trackless haulage drift; and

The Monte Mine which also produces about half of the total mine production and lies along the main haulage drift more proximal to the San Franciso concentrator.

The Carrizal has been subdivided into four zones: Lomo de Toro, Socavón La Cuña, Cuerpo 960 (mining in Carrizal below 960 m elevation), and the historic Carrizal Mine.

All feed the San Francisco processing plant.

In general, the Carrizal mine consists of both remnant mineralized zones and pillars which are being recovered, as well as extensions of historically mined zones. Mining is more selective and conventional with jackleg drills and small Load Haul Dump (LHD) machines. The grades at Carrizal are marginally higher than Monte. Monte mine is comprised of mostly large bulk mineable mineralized zones and utilizes more Sub Level Open Stoping. The grade is generally lower at Monte mine, as are the unit costs.

Metallurgically, a blend of feeds from multiple sources is required to achieve increased recoveries and acceptable quality concentrates, so the operation of both zones simultaneously is a requirement.

Mining methods are selected for each mineralized block using the following criteria and methodology:

Rock stability and quality analyses are carried out by the rock mechanics department;

Analysis of mineral quality, contents and mineral value, and Cut-Off-Grade are carried out by the Geology department; and

Analysis of the preparation cost vs mineral value are carried out by the Planning and Engineering department (cost-benefit).

Selection of the proper mining methods are closely linked to and often dictated by Geotechnical conditions of each mineralized zone. Sublevel open stoping, as well as cut and fill are the primary methods in use at Monte and Carrizal.

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Recovery Methods

The San Francisco Processing Plant uses conventional crushing, grinding and flotation to produce 3 concentrates: Lead, Zinc, and Copper. The plant can handle 2,500 tonnes per day of fresh feed, which is a blend of material from the Monte Mine, Carrizal Mine, and Limo De Toro Mine.

Feed from the separate mining areas is stockpiled separately at the mill facility. Blending is achieved by a loader combining stockpile material in the crusher feed hopper.

The San Francisco Processing Plant flowsheet follows a typical lead, copper, and zinc flotation circuit with a crushing circuit to reduce the mill feed size to a P80 of 3/8 inch. The feed is then ground in one of three primary ball mills to a feed size P80 of approximately 110 µm.

The feed is then conditioned in a conditioning tank and subjected to a lead copper bulk flotation. The lead/copper flotation tails reports to the zinc rougher circuit.

The lead/copper rougher concentrate is upgraded in a cleaner flotation circuit and then run through a lead-copper differential flotation circuit where the copper is depressed and the lead is floated to a final lead concentrate. The zinc rougher concentrate is cleaned in the zinc cleaner flotation circuit.

Each of the 3 concentrates reports to a separate concentrate thickener and filtration circuit. Each of the three concentrates are sold in bulk to smelters.

The flowsheet can be seen in Figure 13-1 of the Zimapan Report.

Figure 13-1: San Francisco Processing Plant Flowsheet.

NOTES GO HERE
SANTA CRUZ SILVER
ZIMAPAN
PROCESS FLOW DIAGRAM
JDS Energy & Mining Inc.

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Infrastructure

Facilities for the Project are located at the Carrizal Mine, the San Francisco Processing plant, and in the town of Zimapan.

There are no facilities located at the Monte Mine.

Although each mine has small offices for local technical, safety, and supervisory teams, the main administrative, warehousing, and technical support facility is the La Llave camp located in Zimapan.

Carrizal and Monte Mines

Each mine is independently operated and has their own support infrastructure. Each has their own ramp entry and independent ventilation systems, with some benefits derived from the connecting haulage way which doubles as a ventilation conduit and pipeway for drilling and process water as needed.

Grid power is available at each portal and each mine has dedicated substations. Compressed air is supplied to each mine from surface compressors located at each portal.

Figure 1-4 of the Zimapan Report shows the location of facilities servicing the Carrizal Mine.

Figure 1-4: Site Layout, Carrizal Mine Facilities.

8700-E
8750-E
8800-E
5550-N
5500-N
RAMPA PRINCIPAL
LIMITE DE TERRACERIA
RIO TOLIMAN

MINA CARRIZAL

SEPTIEMBRE 2023

ESCALA: 1 : 250

SUPERFICIE

MINA CARRIZAL

31 | 90 | 01 | A

Source: Carrizal (2023)

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San Francisco Processing Plant

The San Francisco processing plant accepts feed via truck from both mines. It comprises crushing, grinding, flotation, and concentrate dewatering circuits as well as a preparation and assay laboratory and mine offices. The plant is situated at the southern and upstream end of a series of nine tailings storage facilities, eight of which have been decommissioned and the current active facility (No. 9), at the northern extent of the valley. The location of the tailings storage facilities is shown in Figure 1-5 of the Zimapan Report relative to the El Monte underground workings, Portal, and San Francisco Plant.

Figure 1-5: Site Layout, Monte Mine, San Francisco Processing Plant and Tailings Pond.

457,000 E
458,000 E
459,000 E
460,000 E
461,000 E
462,000 E
463,000 E
2'3034000 N
2'303,000 N
2'302,000 N
2'301,000 N
PROPOSED SITE FOR POND 10
TAILINGS PONDS
TAILING POND 9
TAILING POND 8
TAILING POND 7
TAILING POND 6
TAILING POND 5
TAILING POND 4
FLOTATION AREA
Mina Monte Access
EL TADHE
VERDOSAS
MINA MONTE
SAN FRANCISCO VILLAGE
CRUSHING AREA
FILTERING AND DRYING AREA
CHEMICAL LABORATORY
N
CARRIZAL MINING S.A DE C.V.
DEPARTAMENTO DE GEOLOGIA
UNIDAD ZIMAPAN
ZIMAPAN, HGO.
PLANO MOSTRANDO
PLANTA DE BENEFICIO
PRESAS DE JALES
LOCALIZACIÓN DE MINAS

Source: Carrizal (2023)

A site layout drawing of the plant is provided in Figure 1-6 of the Zimapan Report.

Plant process water supply is a combination of groundwater sourced from the Monte Underground workings, and workings from an adjacent operator, as well as reclaim from the Tailings Storage Facility. Approximately 80% of process water is recovered for reuse.

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Figure 1 6: Site Layout for San Francisco Processing Plant.

INSTALACIONES PLANTA DE BENEFICIO
COMEDOR 63 M2
VESTIDORES 80 M2
OFICINAS ADMINSTRATIVAS 150 M2
TALLER MECANICO Y SOLDADURA 97 M2
ALMACEN DE REACTIVOS 158 M2
ALMACEN DE BOLAS 18 M2
ALMACEN 41.3 M2
TORNO 61.0 M2
24.9 M2
ALMACEN Y PREPARACION DE REACTIVOS 119 M2
FLOTACION 1,107 m2
Tolvas 177 m2
TANQUES ESPESADORES Y PILETAS 417 m2
MOLINOS 1 y 2 505 m2
FILTROS 739 m2
OFICINAS GRALES 501 M2
AREAS VERDES
LABORATORIO
LAMPISTERIA 56.7 m2
OFICINAS ADMINISTRATIVAS MINA MONTE 101 m2
SUBESTACIÓN ELECTRICA 48 m2
SUBESTACION ELECTRICA MOLINO 3 25 m2
Area de Embarques 863 m2
MOLINO 3 158 m2
TOLVA DE FINOS 1000 TON 108 m2
ALMACEN DE CONCENTRADOS 317 m2
CASA
TORRE DE TRANSFERENCIA 35 m2
SUBESTACION ELECTRICA TRITURACION 50 m2
TORRE DE TRANSFERENCIA 30 m2
TRITURACION PRIMARIA Y SECUNDARIA 483 m2
ALMACENAMIENTO DE GRUESOS
ALMACENAMIENTO DE MEDIOS 603 m2
TRITURACION PRIMARIA 87.2 m2
TOLVA DE GRUESOS 30 m2
Y=9,550
Y=9,500
X=9,750
SIMBOLOGIA
RECIPIENTES SUJETOS A PRESION
EXTINTOR
BOTIQUIN
SUB.ESTELEC.
TELEFONO
PUNTO DE REUNION
RUTA DE EVACUACION
CIRCULACION VEHICULAR
PLANTA DE BENEFICIO
SEPTIEMBRE 2023
ESCALA: S / E
RUTA DE EVACUACION
PLANTA DE BENEFICIO

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Capital and Operating Cost Estimates

Capital Costs

The Zimapan Operation has been in continuous operation for many years. There will be, as the reserve is expanded and developed, the need for step changes in mine access, production or haulage methods, that may require large capital outlays. These will be financially justified as needed. However, the capital needs for continued operation to exploit the remaining reserves is limited to Primary mine development, Capital equipment rebuilds and replacements, and Tailing Storage Facility expansions.

The actual capital expenditure for 2024 and the projected budget for the next five years is shown in Table 1-6 of the Zimapan Report.

Table 1-6: Capital Cost Requirements.

	Actual	Budget	Projection
	2024	2025	2026	2027	2028	2029

Long-term infrastructure	4,563,411	6,299,849	3,045,922	1,522,961	380,740	38,074
Overhaul	893,879	481,239	481,239	240,619	120,310	-
Exploration BDD	110,182	559,836	627,017	702,259	807,597	928,737
Eq Mine-Plant Investment	5,911,019	5,319,207	3,441,901	1,332,200	210,568	25,167

TOTAL	11,478,491	12,660,131	7,596,079	3,798,039	1,519,216	991,978

Source: Santacruz (2024)

Recurring exploration and primary development costs have been included in the COG calculations to better anticipate and account for total costs and make the COG more meaningful for reserve estimation and mine planning.

Operating Costs

Costs used for Cut-Off-Grade analysis were taken from actual costs from 2024, as shown in Table 1-8 of the Zimapan Report. This most recent cost history was deemed the most accurate and stable period and which best represented the true costs of the operation. The Zimapan operation was acquired by Santacruz Silver in 2021, so it was decided to use actual costs incurred while the mines were under current ownership.

Table 1-8: Operating Costs for 2024.

	Tonnes		Mining and Processing Costs							Total
Mine	Mined	Milled	Mining	Mine Mtce	Plant	Plant Mtce	Utility Vehicles	GA & Services	Subtotal $	Opex $/t
Carrizal	314,514	305,079	9,077,040	2,571,658	2,747,744	1,519,142	122,768	3,802,897	19,841,249	65.04
Monte	417,267	404,749	7,701,801	3,234,546	3,645,447	2,015,454	162,877	5,045,323	21,805,448	53.87
Lomo de Toro	67,348	65,327	2,093,477	550,677	588,383	325,299	26,289	814,326	4,398,451	67.33
Socavón La Cuña	64,298	62,369	1,690,111	525,737	561,736	310,566	25,098	777,446	3,890,694	62.38
Cuerpo 960	19,719	19,127	511,568	161,235	172,275	95,245	7,697	238,429	1,186,449	62.03
Total	883,146	856,651	21,073,997	7,043,853	7,715,585	4,265,706	344,729	10,678,421	51,122,291	59.68

Source: Santacruz (2024)

Mine operations include direct costs of mining, including labor, energy, materials, and services.

Mine Equipment Maintenance Costs includes maintenance to all equipment related to direct development, exploitation and haulage, as well as service equipment such as pumping, ventilation, winches, etc.

Plant and Plant maintenance costs include direct costs as well as indirect costs.

General and Administration includes Concentrate haulage, Site Management, Technical services, Site Administration, Environmental and Social, Safety and Security.

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Conclusions

The following observations were made:

● Ground conditions are quite competent in the longhole mining areas, allowing for large unsupported stopes.

● Mining operations are well run, as evidenced by good housekeeping practices in the mine and maintenance areas.

● The mines have multiple active workplaces, allowing for flexible operations.

Risks

The operation operates very close to break-even grades at all times with a mine plan that is not well informed by data. Mine planning is done with very little geologic information. Drifts and ramps are driven towards projections of lens extensions to depth rather than to drilled targets.

Modern planning tools, particularly modern mine-planning software, need to be brought to the operation to assist in the preparation of a sound mine plan. While the current system works, it is subject to human error and must be replaced with industry-standard practices.

The desire for longevity of operations impels the mine management to dilute the mined zones for maximum recovery. This is often done at a net operating loss.

It is understood that LHD’s may occasionally operate inside the open stopes without remote operations. This practice was not observed by JDS on the site visit. The stopes should be treated as non-entry to personnel.

Surface access to the Carrizal Mine for personnel and ore haulage is provided by a very narrow and steep road that is heavily travelled. Two-way traffic meets regularly, requiring vehicles to back up and park on the roadside on switch backs to allow other vehicles to pass. This is a very precarious procedure that should be better controlled, both for safety and efficiency.

Ventilation is in general quite poor throughout the mines, with a high level of particulates resulting from the low flow volumes.

Opportunities

Zimapan operations has the opportunity to extend mining to depth in both mines. This will require a comprehensive plan that is based on diamond drilling future mining zones and effective planning using industry-standard software and tools.

Recommendations

JDS recommends the following actions:

● The drill pattern used in the longhole stopes should be reassessed to reduce drilling and blasting costs. An intense program to optimize blasting should be initiated. This would reduce external dilution and the associated costs (mucking, truck haulage, processing, tailings disposal) significantly. This could be done by increasing drill ring and drill hole spacing, reducing the drillhole diameter, or some combination of both changes;

● The access road to Monte should either be controlled by radio or long delay traffic lights making the most dangerous portions one-way for a intermittent durations. This would enhance safety but also make haulage travel more efficient;

● A leaky feeder system for radio communication or similar infrastructure should be installed to underground. This would improve emergency response time and simplify underground traffic control;

● All mucking past the stope brow should be remote controlled. The percentage of remote mucking can sometimes be reduced by shaping the blasts to feed the ore to a drawpoint with a final blast of short upholes at the draw point. This concept should be evaluated for application in the mines;

● The ventilation system must be improved. This will reduce heat in the mine, improve occupational health outcomes, and allow for faster re-entry times after blasting;

● Earlier and better geologic information must be gathered to optimize mine planning. This should include a diamond drill program prior to mining each zone and in-fill drilling to improve definition of mineralized zones.

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DIVIDENDS AND DISTRIBUTIONS

No dividends have been declared on the Common Shares in the three most recently completed financial years and the Company does not contemplate that any dividends will be paid on any Common Shares in the immediate future, as it is anticipated that all available funds will be invested to finance the growth of Santacruz’s business.

The Board of Directors will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on Santacruz’s financial position at the relevant time. Any decision to pay dividends on any shares of the Company will be made by the Board on the basis of the Company’s earnings, financial requirements and other factors existing at such future time, including, but not limited to, commodity prices, production levels, capital expenditure requirements, debt service requirements, if any, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the BCBCA for the declaration and payment of dividends.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. As at the date of this AIF, there are 92,490,699 Common Shares issued and outstanding.

Holders of Common Shares are entitled to receive notice of and to attend and vote at all meetings of the Shareholders of Santacruz, except meetings at which only holders of a specified class of shares are entitled to vote, and each Common Share confers the right to one vote in person or by proxy at such meetings of the Shareholders of Santacruz. The holders of Common Shares, subject to the prior special rights, if any, of any other class of shares of Santacruz are entitled to receive such dividends in any financial year as the Board may determine from time to time at its discretion from funds legally available for the payment of dividends.

There are no special rights or restrictions of any nature attached to any of the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions. In the event of the liquidation, dissolution or winding-up of Santacruz, whether voluntary or involuntary, the holders of Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of Santacruz.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and traded on the TSXV under the trading symbol “SCZ”, and on the Nasdaq under the trading symbol “SCZMD” and on the Frankfurt Exchange under the symbol “1SZ”.

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The following table sets forth the reported high and low prices and monthly trading volumes of the Common Shares for the fiscal year ended December 31, 2025, as quoted on the TSXV, as applicable:

Period	High Trading Price	Low Trading Price	Volume (#) (1)
December 2025	15.32	10.04	24,767,288
November 2025	10.08	6.86	32,921,383
October 2025	11.40	7.24	36,326,476
September 2025	11.80	7.28	37,833,345
August 2025	7.16	4.48	17,508,750
July 2025	5.88	4.16	19,536,571
June 2025	4.52	2.84	21,041,030
May 2025	3.00	1.86	10,708,276
April 2025	2.24	1.50	26,125,184
March 2025	2.32	1.44	15,527,883
February 2025	1.64	1.40	9,593,386
January 2025	1.54	1.1	5,370,827

(1)	Numbers presented on a post-consolidation basis. On December 10, 2025, the Company completed the Share Consolidation.

Prior Sales

During the year ended December 31, 2025, the Company issued the following securities which are outstanding and convertible into Common Shares but are not listed or quoted on a marketplace:

Date of Issue	Type of Securities	Number of Securities(1)	Issue or Exercise Price per Security (CAD$)
June 26, 2025	Option	825,000	$4.40
June 26, 2025	RSU	238,750	$3.92
June 26, 2025	PSU	125,000	$3.92

(1)	Numbers presented on a post-consolidation basis. On December 10, 2025, the Company completed the Share Consolidation.

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ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

As at the date of this Annual Information Form, to the knowledge of the Company, there are no securities which remain subject to any escrow agreement or subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth information with respect to the directors and executive officers of the Company, including their respective provinces or states and countries of residence, their position(s) with the Company, their principal occupations for the last five years, the dates on which they first became directors or officers of the Company and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such persons or such persons’ respective associates or affiliates.

The directors hold office until the next annual meeting of the Company or until they otherwise cease to hold office in accordance with the Company’s Articles. The term of office of the executive officers expires at the discretion of the Board.

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation During the Past Five Years	Period as Director and/or Officer	Number of Common Shares Held(7)(8)
Arturo Préstamo Elizondo (3) Monterrey, Nuevo Leon, Mexico	Chief Executive Officer, Executive Chairman and a Director	Chief Executive Officer from May 2024 to present; Interim CEO from August 2023 to May 2024; Executive Chairman from May 2020 to present; Interim CFO of the Company from July 2020 to January 2023. President and CEO of the Company from April 2012 to May 2020.	Director since April 12, 2012	18,155,683
Federico Villaseñor (1)(2)(4) Guanajuato, Guanajuato, Mexico	Director	Director of Business Development for Goldcorp Mexico, a subsidiary of Goldcorp Inc. from February 2007 to February 2014. Following retirement in 2014, Federico has continued to act as a consultant for various mining companies.	Director since April 8, 2024	428,334
Larry Okada(1)(2)(3)(4) Burnaby, British Columbia, Canada	Director	Business consultant. Former Chief Financial Officer of Africo Resources Ltd. from January 2010 to July 2017.	Director since April 28, 2015	801,916 (5)
Barry Girling (1)(2)(4) Vancouver, British Columbia, Canada	Director	President of RJG Capital Corporation, a private company providing administrative, financial and regulatory/shareholder services to junior public companies since 1993.	Director since October 17, 2018	525,358 (6)
Bruce Wolfson Tennessee, U.S.	Director	Adjunct professor at Columbia University and Vanderbilt University. General Counsel and Chief Compliance Officer of Jaguar Growth Partners, LLC from 2015 to 2021.	Director since November 17, 2025	0
Andres Bedregal La Paz, Bolivia	Chief Financial Officer	Before becoming CFO of Santacruz Silver Mining Ltd. he has also served as Chief Financial Officer of Sinchi Wayra S.A. Previously, he held senior leadership roles at BISA SAFI S.A., including Chief Executive Officer, Chief Financial Officer, and Innovation & Development Officer.	Officer since October 15, 2024	0
Eduardo Torrecillas La Paz, Bolivia	Chief Operations Officer	Before becoming Chief Operating Officer, he was Executive Chairman and President of Santacruz’s Bolivian operations since 2022. He previously spent 12 years at Minera San Cristóbal S.A., holding key leadership roles	Officer since March 3, 2025	0

(1)	Member of the Audit Committee.

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(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Health, Safety and Environment Committee.

(5)	Of these Common Shares, 413,583 Common Shares are held indirectly in the name of Larry M Okada Inc., a private company wholly-owned by Larry Okada.

(6)	Of these Common Shares, 70,000 Common Shares are held indirectly in the name of RJG Capital Corporation, a private company wholly-owned by Barry Girling., and 2,000 Common Shares are held by Justin Girling, a family member of Barry Girling.

(7)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 31, 2026 based upon information furnished to the Company by individual directors.

(8)	On December 10, 2025, the Company completed the Share Consolidation.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Larry M. Okada	Neo Battery Materials Ltd. (1)
Federico Villaseñor	Starcore International Mines Ltd. (1)
W. Barry Girling	Highcliff Metals Corp. (1) Silver One Resources Inc. (1)

(1)	Listed on the TSX Venture Exchange.

The information as to location of residence and principal occupation has been furnished by the respective directors and officers individually, and the information as to capital ownership, not being within the knowledge of the Company, has been furnished by the respective directors individually as at the date of this AIF, and corroborated by the reported information on the SEDI website at www.sedi.ca, wherever possible.

Aggregate Ownership of Securities

As at the date of this Annual Information Form, the current directors and officers of Santacruz, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 22,321,977 Common Shares, representing approximately 24% of the issued and outstanding Common Shares. The information as to the number of Common Shares beneficially owned, or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers of the Company individually.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, no director or executive officer of the Company:

a)	is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)	was subject, while the director was acting in the capacity as director, CEO or CFO of such company, to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the director was acting in the capacity as director, CEO or CFO of such company;

b)	is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director; or

d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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The Company was subject to a management cease trade order issued by the British Columbia Securities Commission and Ontario Securities Commission on June 2, 2025 for failure to file interim financial statements and management’s discussion and analysis for the period ended March 31, 2025. The cease trade order was revoked on June 12, 2025 by the British Columbia Securities Commission and Ontario Securities Commission. Arturo Préstamo Elizondo served as Executive Chairman, Chief Executive Officer and a director of the Company, and Federico Villaseñor, Roland Löhner, Larry Okada, and Barry Girling served as directors of the Company while the cease trade order was in place.

The Company was subject to a management cease trade order issued by the British Columbia Securities Commission and Ontario Securities Commission on May 1, 2025 for failure to file annual audited financial statements, annual management’s discussion and analysis and certification of annual filings for the year ended December 31, 2024. The cease trade order was revoked on May 29, 2025 by the British Columbia Securities Commission and Ontario Securities Commission. Arturo Préstamo Elizondo served as Executive Chairman, Chief Executive Officer and a director of the Company, and Federico Villaseñor, Roland Löhner, Larry Okada, and Barry Girling served as directors of the Company while the cease trade order was in place.

The Company was subject to a cease trade order issued by the British Columbia Securities Commission and Ontario Securities Commission on May 8, 2023 for failure to file annual audited financial statements, annual management’s discussion and analysis and certification of annual filings for the year ended December 31, 2022. The cease trade order was revoked on June 9, 2023 by the British Columbia Securities Commission and Ontario Securities Commission. Arturo Préstamo Elizondo served as Executive Chairman and a director of the Company, and Federico Villaseñor, Roland Löhner, Larry Okada, and Barry Girling served as directors of the Company while the cease trade order was in place.

Mr. Barry Girling was a director of Zinc One Resources Inc. (“Zinc One”), a company listed on the TSXV. On September 16, 2020, while Mr. Girling was a director of Zinc One, the British Columbia Securities Commission issued a cease trade order against Zinc One for failure to file its annual audited financial statements and related management discussion and analysis for the year ended February 29, 2020. The annual filings were made and the cease trade order was revoked on December 15, 2020.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter.

Except as disclosed in this AIF, to the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

Related party transactions during each reporting period are detailed in the Company’s management discussion & analysis for the relevant period.

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AUDIT COMMITTEE INFORMATION

As of the date of this AIF, the Audit Committee consists of Mr. Larry Okada, Mr. Barry Girling and Mr. Federico Villaseñor, all of whom are “financially literate” within the meaning of NI 52-110. Each director has an understanding of the accounting principles used to prepare Santacruz’s financial statements; experience in preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities, and experience as to the general application of relevant accounting principles; and an understanding of the internal controls and procedures necessary for financial reporting.

The Audit Committee has the primary function of assisting the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the integrity of Santacruz’s financial statements, financial disclosures, and internal controls over financial reporting; monitoring the system of internal control; monitoring Santacruz’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and, when applicable, reviewing the qualifications, independence and performance of Santacruz’s internal auditors. The Audit Committee has specific responsibilities relating to Santacruz’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Santacruz; fraud risk assessment; and Santacruz’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the external auditor and key management members.

The Audit Committee’s Charter

The full text of the Audit Committee Charter is disclosed in Schedule “A” – Audit Committee Charter.

Composition of the Audit Committee

The Committee will be comprised of at least three directors as determined by the Board, the majority of whom will not be officers, employees, or control persons of the Company or of an affiliate of the Company.

At least one member of the Committee will have Canadian financial reporting skills and experience with audit engagements for public companies. All members of the Committee will be financially literate. For the purposes of this Audit Committee Charter (the “Charter”), the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

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The members of the Committee will be elected by the Board from time to time. Unless a chairperson of the Committee (the “Chair”) is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair must have Canadian financial reporting skills and experience with audit engagements for public companies.

All three Audit Committee Members are independent based on the tests for independence set forth in NI 52-110.

Relevant Education and Experience of Audit Committee Members

Larry Okada

Larry Okada is the Chair of the Audit Committee. Mr. Okada is financially literate and familiar with public company financial statements and the accounting principles used in reading and preparing financial statements. He graduated from the University of British Columbia with a BA after which he articled to become a CPA, CA in Canada followed by a CPA in the United States.

Barry Girling

Barry Girling is currently an independent business consultant. He obtained a Bachelor of Commerce, Finance from the University of British Columbia in 1990. Mr. Girling has provided consulting services to a number of public companies for over 25 years as well as being a director or officer of many client companies. Through his education and work experience, Mr. Girling has an understanding of public company financial statements and related disclosure.

Federico Villaseñor

Federico Villaseñor holds a B.Sc in Mining and Metallurgy from the University of Guanajuato, a M.S. of Mineral Economics from Columbia University and a Finance Degree from The Instituto Tecnológico Autónomo de Mexico. His career has spanned 40 years in the mining industry and he is financially literate and familiar with public company financial statements and the accounting principles used in reading and preparing financial statements.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), an exemption in subsections 6.1.1(4), (5) or (6) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board.

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Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Company’s Audit Committee Charter under the heading “Duties and Responsibilities” (see Schedule “A” attached hereto).

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors during the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2025(5)	US$980,000	C$50,000	Nil	Nil
December 31, 2024(5)	C$1,544,736	C$19,390	Nil	Nil

(1)	Includes the aggregate fees billed by the issuer’s external auditor in each of the last two fiscal years for audit fees.

(2)	Includes the aggregate fees billed in each of the last two fiscal years for assurance and related services by the issuer’s external auditor that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under “Audit Fees”.

(3)	Includes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer’s external auditor for tax compliance, tax advice, and tax planning.

(4)	Includes the aggregate fees billed in each of the last two fiscal years for products and services provided by the issuer’s external auditor, other than the services reported under “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

(5)	On September 3, 2025, the Company filed a change of auditor notice, announcing that Deloitte would resign as the auditor of the Company effective August 21, 2025. The Company appointed Davidson & Co. as the successor auditor commencing September 1, 2025. Fees for 2025 are fees to Davidson & Co. and the fees for 2024 are fees to Deloitte.

Exemption for Venture Issuers

Pursuant to Section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

PROMOTERS

The Company does not currently have any promoters nor has it had any promoters during the past two most recently completed financial years.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company may become party to litigation or other adversary proceedings, with or without merit, in a number of jurisdictions. The cost of defending such claims may take away from management time and effort and if determined adversely to the Company, may have a material and adverse effect on its cash flows, results of operation and financial condition.

The Company or its properties are not currently, and were not during the Company’s most recently completed financial year, party to or the subject of any other legal proceedings, subject to any regulatory penalties or sanctions, nor did the Company enter into any settlement agreements relating to securities legislation or with a securities regulatory authority. The Company is also not aware of any legal proceedings being contemplated, in each case where the proceeding involves a claim for damages with an amount involved, exclusive of interest and costs, that exceeds 10% of the current assets of the Company.

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TRANSFER AGENT, REGISTRARS AND AUDITORS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. located at its offices in Vancouver, British Columbia.

On September 3, 2025, the Company filed a change of auditor notice, announcing that Deloitte would resign as the auditor of the Company effective August 21, 2025. Deloitte were the auditor of the Company for the year ended December 31, 2024 and as of May 28, 2025, and throughout the period covered by the financial statements of the Company on which they reported, Deloitte were independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia. The Company appointed Davidson & Co. as the successor auditor commencing September 1, 2025.

The consolidated annual financial statements of the Company for the years ended December 31, 2025 have been audited by Davidson & Co. The Company’s auditors have advised that they are independent of the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, none of the following persons or companies had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company:

a)	a director or executive officer of the Company;

b)	a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; and

c)	an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b) above.

MATERIAL CONTRACTS

The Company is not a party to any material contracts entered into within the most recently completed financial year, or before the most recently completed financial year but that are still in effect, other than the Glencore Definitive Agreements.

INTERESTS OF EXPERTS

Names of Experts

Garth Kirkham, P. Geo., who by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, fulfills the requirements of a “qualified person” as defined in NI 43-101, and who is Independent of the issuer applying all of the tests in Section 1.5 of NI 43-101CP, has reviewed and approved various scientific and technical information relating to the Company’s mineral projects in this AIF and the Company’s other continuous disclosure filings.

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Other than as disclosed above, and excluding the Company’s auditors, no other person or company is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company.

Interests of Experts

Based on information provided by the experts named under “Names of Experts” above, and other than as disclosed in this AIF, the registered or beneficial interest, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates of each of the above experts, represents less than one per cent of the Company’s outstanding securities. In addition, none of the above experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Financial information about the Company is provided in the Company’s financial statements and Management’s Discussion and Analysis for the years ended December 31, 2025, and 2024, and additional information relating to the Company is available on SEDAR+, under the Company’s profile, at http://www.sedarplus.ca and on EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

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SCHEDULE “A” – AUDIT COMMITTEE CHARTER

The Audit Committee’s Charter

Purpose

The primary function of the Audit Committee (the “Committee”) is to assist the Company’s Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting, and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

(a)	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control systems and review the Company’s financial statements.

(b)	Review and appraise the performance of the Company’s external auditors.

(c)	Provide an open avenue of communication among the Company’s auditors, financial and senior management, and the Board.

Composition of the Audit Committee

The Committee will be comprised of at least three directors as determined by the Board, the majority of whom will not be officers, employees, or control persons of the Company or of an affiliate of the Company.

At least one member of the Committee will have Canadian financial reporting skills and experience with audit engagements for public companies. All members of the Committee will be financially literate. For the purposes of this Audit Committee Charter (the “Charter”), the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee will be elected by the Board from time to time. Unless a chairperson of the Committee (the “Chair”) is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair must have Canadian financial reporting skills and experience with audit engagements for public companies.

Meetings

The Committee will meet at least once per financial quarter, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

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Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee will:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, management’s discussion and analysis and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who will be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, in accordance with any applicable regulatory requirements.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)	At least annually, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements, and discuss any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

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(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	Review the draft financial statements and management’s discussion and analysis with respect to each reporting period and provide a recommendation to the Board with respect to the approval of the financial statements and management’s discussion and analysis.

(b)	Prior to approving the annual financial statements, review the results of management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting and disclosure controls and procedures as at the date of the Company’s annual financial statements.

(c)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(d)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(e)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(f)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(g)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(h)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(i)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(j)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(k)	Review certification process.

(l)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

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